Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-162221
PROSPECTUS SUPPLEMENT
(To Prospectus dated January 11, 2010)
4,500,000 Shares

Diamond Foods, Inc.
Common Stock

This is an offering of the common stock of Diamond Foods, Inc. We are offering 4,500,000 shares of our common stock identified in this prospectus supplement.

Our common stock trades on the NASDAQ Stock Market under the symbol “DMND.” The last reported trading price of our stock on March 4, 2010, was $37.20.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-12 of this prospectus supplement and page 3 of the accompanying prospectus.

	Per Share	Total
Price to the public	$37.00	$166,500,000
Underwriting discounts and commissions	$1.9425	$8,741,250
Proceeds to Diamond Foods, Inc. (before expenses)	$35.0575	$157,758,750

We have granted the underwriters the option to purchase 675,000 additional shares of common stock on the same terms and conditions set forth above if the underwriters sell more than 4,500,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

BofA Merrill Lynch, on behalf of the underwriters, expects to deliver the shares on or about March 10, 2010.

Barclays Capital	BofA Merrill Lynch	BMO Capital Markets

SunTrust Robinson Humphrey
Rabo Securities USA, Inc.		KeyBanc Capital Markets

Prospectus Supplement dated March 4, 2010

EMERALD
Dry Roasted Almonds
PREMIUM POPCORN
POP·SECRET
BUTTER
DIAMOND
OF CALIFORNIA

Prospectus Supplement

Prospectus

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You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any issuer free writing prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and in any issuer free writing prospectus, is accurate only as of the respective dates of those materials. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus as well as the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the common stock we are offering. This prospectus supplement incorporates by reference important business and financial information about us that is not included in or delivered with this prospectus supplement. To the extent any inconsistency or conflict exists between the information included or incorporated by reference in this prospectus supplement and the information included in the accompanying prospectus, the information included or incorporated by reference in this prospectus supplement updates and supersedes the information in the accompanying prospectus.

Unless the context requires otherwise, the terms “Diamond,” “Diamond Foods,” “the company,” “we,” “our” and “us” refer to Diamond Foods, Inc. and its consolidated subsidiaries.

“Diamond of California,” “Emerald” and “Pop Secret” are registered trademarks of Diamond Foods, Inc. “Kettle” is a registered trademark outside the U.S., “Kettle Brand” is a registered trademark in the U.S., and all such trademarks are owned by Kettle Foods, Inc. All other trademarks or service marks appearing in this prospectus supplement are trademarks or service marks of others.

Some of the market and industry data and forecasts included in this prospectus supplement are based on independent industry sources. Although we believe that these independent sources are reliable, we have not independently verified the accuracy and completeness of this information, nor have we independently verified the underlying economic assumptions relied upon in preparing any data or forecasts. In addition, statements in this prospectus supplement about the business we propose to acquire are made primarily on the basis of information furnished by the owners and management of that business during negotiations regarding the sale of that business to us.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements and other financial information in this prospectus supplement related to the results of operations of the Kettle Foods business have been prepared in accordance with United Kingdom generally accepted accounting principles (“U.K. GAAP”). U.K. GAAP differs in some material respects from U.S. generally accepted accounting principles (“U.S. GAAP”), and as a result, the historical financial statements and other financial information of Kettle Foods may not be comparable to our historical financial statements. For a discussion of material differences between U.K. GAAP and U.S. GAAP as they relate to Kettle Foods, see note 28 to the audited annual financial statements of Lion/Stove Luxembourg Investment 2 S.à.r.l. included elsewhere in this prospectus supplement.

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PROSPECTUS SUPPLEMENT SUMMARY

This prospectus supplement summary highlights selected information about us. It may not contain all of the information that may be important to you in deciding whether to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus, including our financial statements and related notes, together with the information incorporated by reference, before making an investment decision.

Overview

We are an innovative packaged food company focused on building, acquiring and energizing brands. Our company was founded in 1912 and has a proven track record of growth, which is reflected in the growth of our revenues from approximately $201 million in fiscal 2000 to approximately $571 million in fiscal 2009. We specialize in processing, marketing and distributing snack products and culinary, in-shell and ingredient nuts. In 2004, we complemented our strong heritage in the culinary nut market under the Diamond of California® brand by launching a full line of snack nuts under the Emerald® brand. In September 2008, we acquired the Pop Secret® brand of microwave popcorn products, which provided us with increased scale in the snack market, significant supply chain economies of scale and cross promotional opportunities with our existing brands. We sell our products worldwide, to national, regional and independent grocery, drug and convenience store chains, as well as to mass merchandisers, club stores and other retail channels. International sales were approximately $69 million for fiscal 2009.

On February 25, 2010, we agreed to acquire Lion/Stove Luxembourg Investment 2 S.à.r.l., which we refer to throughout this prospectus supplement as Kettle Foods, a leading premium potato chip company in the two largest potato chip markets in the world, the United States and United Kingdom. We refer to this acquisition throughout this prospectus supplement as the Kettle Foods acquisition. We believe the Kettle Foods acquisition will significantly expand our presence in the attractive snack market, enhance our margin profile and enable us to enter new channels and geographies by leveraging our combined marketing and distribution capabilities. Kettle Foods generated approximately $250 million in net sales and $53 million in Adjusted EBITDA for the fiscal year ended September 30, 2009, which represented an Adjusted EBITDA margin of 21%. See “— Summary Consolidated Financial Data of Kettle Foods” for a reconciliation of Adjusted EBITDA to net income. We intend to use the net proceeds from this offering to pay a portion of the approximately $615 million purchase price, and to fund the remainder from cash on hand and borrowings under our new Secured Credit Facility. See “— Recent Developments — Secured Credit Facility.” We expect to close the Kettle Foods acquisition by the end of fiscal 2010.

We generated approximately 88% of our fiscal 2009 revenues from our retail product lines (including our international retail product lines), which consists primarily of snack and culinary sales. We sell our snack products under the Emerald and Pop Secret brands. Our Emerald products include a broad line of roasted, glazed and flavored nuts and trail mixes, while our Pop Secret products include a variety of traditional popcorn flavors as well as “better-for-you” product offerings featuring 100-calories packs. We sell our culinary nuts in a variety of formats under the Diamond of California brand name. We have a history of aggressively supporting our brands with creative advertising and promotions and innovative new products. Combined sales of our snack, culinary and North American in-shell product lines increased from 54% of our fiscal 2005 revenues to 82% of our fiscal 2009 revenues, which enabled us to increase our gross margin by more than 13% over this period to approximately 24% in fiscal 2009.

We believe that Diamond of California is the leading brand in the U.S. culinary nuts category and that we are a leader in both the U.S. snack nuts and microwave popcorn categories. While we believe we compete in a much broader snack and culinary market, we estimate our currently addressable market for U.S. popcorn and snack nuts to be over $4 billion. We intend to continue to gain market share and enhance our profitability by continuing to expand distribution of our snack and culinary products in existing and new channels, develop creative advertising, marketing and promotional programs, innovate, and strategically invest in capital improvements. We also plan to selectively pursue acquisitions and strategic alliances for complementary new products and brands, as well as channel and geographic opportunities that provide economies of scale.

We grew our revenue to approximately $571 million in fiscal 2009, representing a 6% compound annual growth rate, or CAGR, since fiscal 2006. For the six months ended January 31, 2010, we generated revenue of approximately $365 million, representing an increase of approximately 5% over the prior year period. Our Adjusted EBITDA has grown at a 39% CAGR since the beginning of fiscal 2006, to approximately $61 million in fiscal 2009. For the six months ended January 31, 2010, our Adjusted EBITDA grew by approximately 19% over the prior year period, to approximately $46 million. See “— Summary Consolidated Financial Data of Diamond Foods” for a reconciliation of Adjusted EBITDA to net income.

Recent Developments

The Kettle Foods Acquisition

On February 25, 2010, we agreed to acquire Kettle Foods by purchasing from Lion/Stove Luxembourg Investment S.à.r.l. the entire issued share capital of Lion/Stove Luxembourg Investment 2 S.à.r.l., for approximately $615 million in cash, subject to possible adjustments. The acquisition includes all Kettle Foods operations, which are located in the United States and the United Kingdom. We expect that this acquisition will be consummated by the end of fiscal 2010. This offering is not contingent on the closing of the Kettle Foods acquisition.

Kettle Foods adds a complementary, premium brand to our existing portfolio of leading brands in the snack food industry. Based on historical results, on a pro forma basis, the addition of Kettle Foods would more than double our sales of higher margin snack products and improve our profitability. We believe that adding Kettle Foods would provide a strong platform for us to enter new and attractive snack markets, and the increased scale will further leverage our existing and new distribution and marketing capabilities, and provide increased customer and geographic diversification with additional overseas sales.

The Kettle Foods acquisition provides multiple growth opportunities for us. Our complementary domestic and international distribution capabilities allow us to expand and improve our position in a number of new sales channels and geographies. The Kettle Foods acquisition significantly expands our addressable market through entering the $6 billion U.S. potato chip market and the $3 billion U.K. potato chip market, according to Euromonitor. We expect to gain market share in these markets by expanding distribution of Kettle Foods products, including “better for you” offerings, in existing and new channels, introducing new products, leveraging cross promotional opportunities and pursuing our creative marketing initiatives.

Secured Credit Facility

On February 25, 2010, we entered into a new, $600 million secured credit facility agreement that, subject to closing on the Kettle Foods acquisition, we expect will replace our existing credit facility. The new credit facility, which has a five-year term, was entered into with a syndicate of lenders, for whom Bank of America, N.A. is acting as administrative agent and Banc of America Securities LLC and Barclays Capital acted as joint lead arrangers and book managers. We refer to this new credit facility throughout this prospectus supplement as our new Secured Credit Facility. We intend to use borrowings under our new Secured Credit Facility to fund a portion of the Kettle Foods acquisition, to repay borrowings under our existing credit facilities, and to fund our ongoing operations. The implementation of our new Secured Credit Facility is conditioned upon the consummation of the Kettle Foods acquisition.

Our new Secured Credit Facility consists of a $200 million revolving credit facility and a $400 million term loan facility. We expect to incur the entire amount of the term loan facility, and approximately $165 million under the revolving credit facility, upon the closing of the Kettle Foods acquisition. Our term loan facility will be subject to quarterly amortization of principal, with the remaining principal balance and any outstanding loans under the revolving credit facility to be repaid on the fifth anniversary of initial funding. Borrowings under our new Secured Credit Facility will bear interest based on the notice given. On three days notice, the borrowing will bear interest based on the LIBOR rate plus a credit spread ranging from 2.25% to 3.5%. On a same day basis, we can borrow at a base rate which is determined by the higher of (a) Bank of America’s prime rate; (b) Federal Funds rate plus 50 basis points; or (c) the LIBOR rate plus 100 basis points, and a credit spread ranging from 1.25% to 2.5%. The credit spreads are based on our consolidated leverage ratio (defined as the ratio of our total debt to EBITDA).

For additional information on our new Secured Credit Facility, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

We also entered into an agreement with affiliates of certain of the underwriters to obtain bridge financing to fund the Kettle Foods acquisition in the event that this offering does not result in gross proceeds of at least $150 million. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Corporate Information

We were incorporated in Delaware in 2005 as the successor to Diamond Walnut Growers, Inc., a member-owned California agricultural cooperative association. In July 2005, Diamond Walnut Growers, Inc. merged with and into Diamond Foods, Inc., converted from a cooperative association to a Delaware corporation and completed an initial public offering of Diamond Foods’ common stock. Our principal executive office is located at 600 Montgomery Street, San Francisco, California. Our telephone number is (415) 445-7444. Our website is located at www.diamondfoods.com. The information appearing on our website is not part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by Diamond	4,500,000 shares

Shares to be outstanding after the offering	21,129,076 shares

Use of proceeds	We estimate that our net proceeds from this offering, after underwriting discounts and estimated offering expenses, will be approximately $157.0 million. We intend to use the net proceeds from this offering:

• to pay a portion of the purchase price for Kettle Foods; and

• for other general corporate purposes, including to repay existing indebtedness, if the Kettle Foods acquisition is not consummated.

See “Use of Proceeds” on page S-23 of this prospectus supplement.

Risk factors	See “Risk Factors” beginning on page S-12 of this prospectus supplement and beginning on page 3 of the accompanying prospectus, and other information included in this prospectus supplement and the accompanying prospectus, for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

NASDAQ Global Select Market symbol	DMND

The number of shares outstanding after this offering is based on 16,629,076 shares outstanding on January 31, 2010, and excludes approximately 944,582 shares that remain available for issuance under our 2005 Equity Incentive Plan. In addition, at January 31, 2010, options to purchase 1,319,654 shares at a weighted average exercise price of $18.66 and 345,420 shares of restricted stock were outstanding. The exercise of such options would increase the number of our shares outstanding. In addition, the information in this prospectus supplement assumes that the underwriters have not exercised their option to purchase additional shares from us to cover overallotments.

Summary Unaudited Pro Forma Combined Financial Data

The following table sets forth summary unaudited pro forma condensed combined financial data of Diamond Foods and Kettle Foods for the year ended July 31, 2009 and as of and for the six months ended January 31, 2010. This information has been prepared by our management and gives pro forma effect to (a) the completion of the Kettle Foods acquisition, the incurrence of indebtedness under our new Secured Credit Facility, this offering and the application of the proceeds therefrom, and (b) the completion of the Pop Secret acquisition, actually completed on September 15, 2008, in each case as if they occurred on August 1, 2008, for statement of operations purposes, and January 31, 2010, for balance sheet purposes. The pro forma data has been prepared from, and should be read in conjunction with, our audited annual, and unaudited interim, financial statements and accompanying notes, the audited financial statements and accompanying notes of Kettle Foods for the year ended September 30, 2009, and selected unaudited interim financial information of Kettle Foods prepared in accordance with U.K. GAAP reconciled to U.S. GAAP, included elsewhere in this prospectus supplement. For more information on the assumptions made in preparing this pro forma financial data, see “Unaudited Pro Forma Condensed Combined Financial Information.” Our historical and pro forma results do not necessarily indicate results that may be expected for any future period.

	Year Ended	Six Months Ended
	July 31, 2009	January 31, 2010
	(Pro forma)
	(In thousands, except per share amounts)

Statement of Operations Data:
Net sales and other revenues	$834,898	$501,316
Operating expenses	145,014	74,937
Income from operations	78,733	60,083
Earnings per share(1)
Basic	$1.68	$1.46
Diluted	1.65	1.43
Other Data:
Adjusted EBITDA(2)	$117,318	$79,198
Balance Sheet Data:
Cash and cash equivalents		$1,962
Working capital		34,997
Total assets		1,242,145
Total debt, including current portion		564,603
Total stockholders’ equity		338,814

(1)	This offering is not contingent on the completion of the Kettle Foods acquisition or the execution of our new Secured Credit Facility. In the event this offering is completed and the Kettle Foods acquisition is not, our earnings per share, after giving effect to this offering, would have been $1.32 per share (basic) and $1.29 per share (diluted) for the year ended July 31, 2009, and $1.19 per share (basic) and $1.16 per share (diluted) for the six months ended January 31, 2010.

(2)	Adjusted EBITDA is net income before interest expense, income taxes, equity compensation, depreciation, amortization and other expenses. We believe that Adjusted EBITDA is useful as an indicator of ongoing operating performance. Our management uses Adjusted EBITDA, in conjunction with traditional GAAP measures, as part of our overall assessment of company performance. We use this non-GAAP measure in internal management reports used to monitor and make decisions about our business. The principal limitations of Adjusted EBITDA as a performance measure are that it excludes significant expenses and gains required under GAAP, and that our definition of Adjusted EBITDA may be different than similar-sounding non-GAAP measures used by other companies. To mitigate these limitations, we present our GAAP results along with the non-GAAP measure, reconcile Adjusted EBITDA to net income, and recommend that investors not give undue weight to it. We believe that Adjusted EBITDA provides investors useful information by allowing them to view the business through the eyes of management, facilitating comparison of results across historical periods and across companies, and providing a focus on the underlying operating performance of the business.

The reconciliation of pro forma Adjusted EBITDA to pro forma net income is as follows:

	Year Ended	Six Months Ended
	July 31, 2009	January 31, 2010
	(Pro forma)
	(In thousands)

Net income	$35,135	$30,924
Income tax expense	20,022	17,852
Other expense:
Early extinguishment of debt	2,609	—
Other expense (income)(1)	(1,711)	—
Interest expense, net	22,678	11,307
Stock-based compensation expense	3,901	1,401
Depreciation and amortization	34,684	17,714

Adjusted EBITDA	$117,318	$79,198

(1)	Other expense (income) reflects a $1.7 million gain on the sale of emission reduction controls that was earned as a result of the closure of our cogeneration power facility in 2005.

Summary Consolidated Financial Data

Diamond Foods

The following table sets forth our summary consolidated financial data. You should read the following summary consolidated financial data in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included in this prospectus supplement.

Our summary historical consolidated financial data as of July 31, 2008 and 2009 and for the years ended July 31, 2007, 2008 and 2009 has been derived from our audited historical consolidated financial statements included elsewhere in this prospectus supplement. Our summary historical consolidated financial data as of and for the six months ended January 31, 2009 and 2010 has been derived from our unaudited interim historical consolidated financial statements included elsewhere in this prospectus supplement. In the opinion of management, the unaudited interim consolidated financial data reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly our financial position for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

				Six Months Ended
	Year Ended July 31,			January 31,
	2007	2008	2009	2009	2010
		(In thousands, except per share amounts)

Statement of Operations Data:
Net sales	$522,585	$531,492	$570,940	$346,114	$364,810
Operating expenses	66,025	64,121	89,756	43,746	47,277
Income from operations/operating proceeds	12,615	23,881	45,840	31,289	38,792
Earnings per share(1)
Basic	$0.53	$0.92	$1.45	$1.03	$1.43
Diluted	0.53	0.91	1.42	1.01	1.39
Other Data:
Adjusted EBITDA(2)	$29,074	$37,194	$61,103	$38,290	$45,625
Balance Sheet Data:
Cash and cash equivalents		$74,279	$24,802	$2,194	$11,962
Working capital		121,516	51,422	42,614	61,036
Total assets		273,267	394,892	456,209	466,134
Total debt, including current portion		20,204	115,085	135,155	97,522
Total stockholders’ equity		146,223	173,341	163,880	197,165

(1)	Adoption of New Accounting Pronouncement.

Effective August 1, 2009, we adopted certain amendments to ASC Topic 260-10 “Earnings per Share” that address whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in earnings allocation in computing earnings per share under the two-class method as described in ASC 260-10. Under the guidance in ASC 260-10, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method.

As a result of the adoption of these amendments to ASC 260-10, our calculation of basic and diluted earnings per share now includes shares of unvested restricted stock, which are deemed to be participating securities under ASC 260-10. As a result of the inclusion of the unvested restricted stock as participating shares under the two-class method in the computation of earnings per share, our basic and diluted earnings per share for the year ended July 31, 2009 were reduced.

Adoption of these amendments to ASC 260-10 had no material impact on our financial condition, results of operations or cash flows for any period presented in our Annual Report on Form 10-K for the year ended July 31, 2009, and had no impact on earnings per share, basic or diluted, for the years ended July 31, 2008 and 2007.

As a result of the retroactive presentation and disclosure requirements of ASC 260-10, we will reflect the change in presentation and disclosure relating to basic and diluted earnings per share for the year ended July 31, 2009 in our future filings.

The effect of adopting these amendments to ASC 260-10 on basic and diluted earnings per share for the year ended July 31, 2009 is as follows:

Year Ended
July 31, 2009

Basic EPS:
Income per share, as reported	$1.48
Income per share, as retroactively adjusted	1.45
Diluted EPS:
Income per share, as reported	$1.44
Income per share, as retroactively adjusted	1.42

(2)	Adjusted EBITDA is net income before interest expense, income taxes, equity compensation, depreciation, amortization, and other expenses. We believe that Adjusted EBITDA is useful as an indicator of ongoing operating performance. Our management uses Adjusted EBITDA, in conjunction with traditional GAAP measures, as part of our overall assessment of company performance. We use this non-GAAP measure in internal management reports used to monitor and make decisions about our business. The principal limitations of Adjusted EBITDA as a performance measure are that it excludes significant expenses and gains required under GAAP, and that our definition of Adjusted EBITDA may be different than similar-sounding non-GAAP measures used by other companies. To mitigate these limitations, we present our GAAP results along with the non-GAAP measure, reconcile Adjusted EBITDA to net income, and recommend that investors not give undue weight to it. We believe that Adjusted EBITDA provides investors useful information by allowing them to view the business through the eyes of management, facilitating comparison of results across historical and future periods and across companies, and providing a focus on the underlying operating performance of the business.

The reconciliation of Diamond Foods Adjusted EBITDA to net income is as follows:

				Six Months Ended
	Year Ended July 31,			January 31,
	2007	2008	2009	2009	2010
	(In thousands, except per share amounts)

Net income	$8,433	$14,756	$23,743	$16,840	$23,744
Income taxes	2,793	8,085	14,944	9,945	12,884
Other expense:
Restructuring other costs, net	(15)	—	—	—	—
Loss on termination of defined benefit plan	3,054	—	—	—	—
Early extinguishment of debt	—	—	2,609	2,609	—
Other expense (income)(1)	98	—	(1,711)	(1,711)	—
Interest expense, net	1,291	1,040	6,255	3,606	2,164
Stock-based compensation expense	5,859	6,893	3,901	2,167	1,401
Depreciation and amortization	7,561	6,420	11,362	4,834	5,432

Adjusted EBITDA	$29,074	$37,194	$61,103	$38,290	$45,625

(1)	Other expense (income) reflects a $1.7 million gain on the sale of emission reduction controls that was earned as a result of the closure of our cogeneration power facility in 2005.

Kettle Foods

The following table sets forth summary consolidated financial data of Lion/Stove Luxembourg Investment 2 S.à.r.l. (Kettle Foods). You should read the following summary consolidated financial data in conjunction with the consolidated financial statements and notes thereto of Kettle Foods included elsewhere in this prospectus supplement.

The summary consolidated financial data as of September 30, 2008 and 2009 and for the years ended September 30, 2007, 2008 and 2009 has been derived from Kettle Foods’ audited consolidated financial statements included elsewhere in this prospectus supplement. Kettle Foods’ historical results do not necessarily indicate results that may be expected for any future period.

The summary consolidated financial data of Kettle Foods is prepared in accordance with U.K. GAAP. For a reconciliation of those results to U.S. GAAP, please refer to note 28 of the audited financial statements of Kettle Foods included elsewhere in this prospectus supplement.

	Year Ended September 30,
	2007	2008	2009
		(In thousands)

Statement of Operations Data:
Revenues	$200,003	$236,121	$250,449
Distribution costs and administrative expenses	60,360	72,932	70,725
Operating income	13,876	23,433	32,838
Net loss	(19,999)	(17,315)	(3,762)
Other Data:
Adjusted EBITDA(1)	$31,986	$43,917	$53,299
Balance Sheet Data:
Total current assets		$61,333	$82,090
Total assets		320,059	328,346
Total debt, including current portion		294,145	286,880
Total shareholders’ (deficit)		(16,964)	(4,442)

(1)	Adjusted EBITDA is net loss before interest expense, income taxes, equity compensation, depreciation and amortization. We believe that Adjusted EBITDA is useful as an indicator of ongoing operating performance. Our management uses Adjusted EBITDA, in conjunction with traditional GAAP measures, as part of our overall assessment of company performance. We use this non-GAAP measure in internal management reports used to monitor and make decisions about our business. The principal limitations of Adjusted EBITDA as a performance measure are that it excludes significant expenses and gains required under GAAP, and that our definition of Adjusted EBITDA may be different than similar-sounding non-GAAP measures used by other companies. To mitigate these limitations, we present our GAAP results along with the non-GAAP measure, reconcile Adjusted EBITDA to net loss, and recommend that investors not give undue weight to it. We believe that Adjusted EBITDA provides investors useful information by allowing them to view the business through the eyes of management, facilitating comparison of results across historical and future periods and across companies, and providing a focus on the underlying operating performance of the business.

The reconciliation of Kettle Foods’ Adjusted EBITDA to net loss is as follows:

	Year Ended September 30,
	2007	2008	2009
		(In thousands)

Net loss	$(19,999)	$(17,315)	$(3,762)
Provision for income taxes	172	3,120	9,541
Interest expense, net	33,703	37,628	27,059
Depreciation and amortization	18,110	20,484	20,461

Adjusted EBITDA	$31,986	$43,917	$53,299

RISK FACTORS

An investment in our common stock involves various material risks. You should carefully consider the risks set forth below, as well as all of the other information contained in this prospectus supplement and the accompanying prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, financial condition, prospects, results of operations and cash flows. In such case, the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, prospects, financial condition, results of operations and cash flows.

Risks Related to Our Business

We could be required to conduct product recalls. Concerns with the safety and quality of food products could harm our sales or cause consumers to avoid our products.

The sale of food products for human consumption involves risk of injury to consumers. We face risks associated with product liability claims and product recalls if our products cause injury, illness or death, or become adulterated, mislabeled or misbranded. Our products may be subject to product tampering and to contamination risks, such as mold, bacteria, insects and other pests, shell fragments, cross-contamination and off-flavor contamination. If any of our products were to be tampered with, or become tainted in any of these respects and we were unable to detect this prior to shipment, our products could be subject to a recall. Our ability to sell products could be reduced if governmental agencies conclude that our products have been tampered with, or that certain pesticides, herbicides or other chemicals used by growers have left harmful residues on portions of the crop or that the crop has been contaminated by aflatoxin or other agents. A significant product recall could cause our products to be unavailable for a period of time and reduce our sales. Adverse publicity could result in a loss of consumer confidence in our products and also reduce our sales. Product liability claims and product recalls could increase our expenses and have a material adverse effect on demand for our products and, consequently, reduce our sales, net income and liquidity.

Government regulations could increase our costs of production and our costs of legal and regulatory compliance.

As a food company, we are subject to extensive government regulation, including regulation of the manufacturing, importation, processing, packaging, storage, distribution and labeling of our products. We are also subject to environmental regulations governing the discharge into the air, and the generation, handling, storage, transportation, treatment and disposal of waste materials. California’s Proposition 65 requires warning labels on products sold in California that contain any substance listed as having been found to cause cancer or birth defects. California has placed on the Proposition 65 list a naturally-occurring chemical compound, known as acrylamide, that is formed in the process of cooking foods, including cereal, coffee, crackers, french fries, potato chips and many others. A number of potato chip manufacturers, including Kettle Foods, have entered into a settlement agreement with the California Attorney General to reduce the level of acrylamide, per the terms of the agreement, in their products by December 2011. If consumer concerns about acrylamide increase, demand for affected products could decline and our revenues could be harmed. New or amended statutes and regulations, increased production at our existing facilities, and our expansion into new operations and jurisdictions may require us to obtain new licenses and permits, and could require us to change our methods of operations, which could be costly. Failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as possible criminal sanctions, all of which could have a material adverse effect on our business. We cannot assure you that we will not face fines or penalties if our efforts to comply with these regulations are determined to be inadequate.

A disruption at any of our production facilities would significantly decrease production, which could increase our cost of sales and reduce our net sales and income from operations.

A temporary or extended interruption in operations at any of our facilities, including those at our primary popcorn co-packer, whether due to technical or labor difficulties, destruction or damage from fire, flood or earthquake, infrastructure failures such as power or water shortages or any other reason, whether or not covered by insurance, could interrupt our manufacturing operations, disrupt communications with our customers and suppliers and cause us to write off inventory and to lose sales. These risks to our business are particularly acute with respect to our Stockton, California and Van Buren, Indiana facilities, where we produced products accounting for over 90% of our net sales for 2009. Further, current and potential customers might not purchase our products if they perceive our lack of an alternate manufacturing facility to be a risk to their continuing source of products.

The acquisition of other product lines or businesses could pose risks to our profitability.

We intend to review acquisition prospects that we believe could complement our existing business. Any such future acquisitions could result in accounting charges, potentially dilutive issuances of stock, and increased debt and contingent liabilities, any of which could have a material adverse effect on our business and the market price of our common stock. Acquisitions entail many risks, including difficulties integrating the acquired operations, diversion of management attention during the negotiation and integration phases, uncertainty entering markets in which we have limited prior experience, and potential loss of key employees of acquired organizations. We may be unable to integrate acquired product lines or businesses, or businesses that might be acquired in the future, which could have a material adverse effect on our business and on the market price of our common stock.

Changes in the food industry, including changing dietary trends and consumer preferences, could reduce demand for our products.

Consumer tastes can change rapidly due to many factors, including shifting consumer preferences, dietary trends and purchasing patterns. Our growth is largely dependent on the snack market, where consumer preferences are particularly unpredictable. To address consumer preferences, we invest significant resources in research and development of new products. If we fail to anticipate, identify or react to consumer trends, or if new products we develop do not achieve acceptance by retailers or consumers, demand for our products could decline, which would in turn cause our revenue and profitability to be lower.

Increased costs associated with product processing and transportation, such as water, electricity, natural gas and fuel, could increase our expenses and reduce our profitability.

We require a substantial amount of energy and water to process our products. Transportation costs, including fuel and labor, also represent a significant portion of the cost of our products, because we use third party truck and rail companies to collect our raw materials and deliver our products. These costs fluctuate significantly over time. We may not be able to pass on increased costs of production or transportation to our customers. In addition, from time to time, transportation service providers have a backlog of shipping requests, which could impact our ability to ship products in a timely fashion. Increases in the cost of water, electricity, natural gas, fuel or labor, and failure to ship products on time, could substantially harm our business and results of operations.

Our raw materials are subject to fluctuations in availability and price.

The availability, size, quality and cost of raw materials for the production of our products, including walnuts, pecans, peanuts, cashews, almonds, other nuts, corn, potatoes, ingredients and processing oils, are subject to risks inherent to farming, such as crop size, quality and yield fluctuations caused by poor weather and growing conditions, pest and disease problems, and other factors beyond our control. Nut and corn market prices fluctuate based on supply and demand. If the supply of nuts does not expand to meet any increases in demand, our costs will increase. With respect to corn, since the price we pay for popcorn is based in part on the futures price of Number 2 Yellow Corn, if corn supply does not expand to meet demand, our costs for popcorn will increase. Supply shortages and resulting price increases could adversely impact our profitability. High prices might dampen growth of consumer demand for nuts and popcorn. Currently, we do not hedge against changes in nut or corn commodity prices.

From time to time, we may have large inventories of raw nut material. If there is a decline in the prices we can obtain for finished product, a significant portion of our inventories could decline in value, and this might result in a write-down of inventory. Any write-down of inventory would adversely impact our operating results.

The principal co-packer for our popcorn products acquires raw popcorn on our behalf, directly from farmers, to meet our annual supply needs that we estimate in advance of the harvest. If we underestimate the amount of popcorn we will need, then we may have less product available to sell, which could reduce potential sales revenues. If we overestimate our anticipated needs, we may be forced to carry more inventory than we can profitably sell, which would adversely impact our operating results. The price we pay for popcorn is based in part on the Number 2 Yellow Corn futures price quoted on the Chicago Board of Trade for a time and date of our choosing. If we do not optimize the time at which we establish the price of popcorn, and as a result pay a higher price than we planned, our margins and profitability may decline.

Kettle Foods is also dependent on suppliers providing it with an adequate supply and on a timely basis. The failure of suppliers to meet the specifications, quality standards or delivery schedules could have a material adverse effect on the operations of Kettle Foods. In particular, a sudden scarcity, a substantial price increase, or an unavailability of ingredients could materially adversely affect the results of Kettle Foods. There can be no assurance that alternative ingredients would be available when needed on a commercially attractive terms, if at all.

If we are unable to compete effectively in the markets in which we operate, our results of operations would be negatively affected.

In general, competition in our markets is based on product quality, price, brand recognition and brand loyalty. Our products compete against food and snack products sold by many regional and national companies, some of which are substantially larger and have greater resources. We compete for shelf space in retail grocery, convenience, drug, mass merchandiser and club stores, many of whom have significant purchasing power. The greater scale and resources that may be available to our competitors could provide them with the ability to lower prices or increase their promotional or marketing spending to operate in this environment effectively. In addition, some channels through which we sell our snack products, such as drug and convenience stores, are different than those that we typically use for our culinary and in-shell products, and we have less experience in these channels than many of our competitors. Furthermore, competition in other channels, such as club stores, involves a sales cycle that can be one year or longer and may require displacing incumbent vendors who have longer relationships with the buyers. If we are unable to compete effectively, we could be unable to increase the breadth of the distribution of our products or lose customers or distribution of products, which could have an adverse impact on our sales and profitability.

Sales to our top customer represented approximately 21% of our net sales in fiscal 2009. The loss of any major customer could adversely impact our business.

We depend on a few significant customers for a large proportion of our net sales. This concentration has become more pronounced with the trend toward consolidation in the retail grocery store industry. Sales to our top customer, Wal-Mart Stores, Inc., represented approximately 21% of our total net sales for the year ended July 31, 2009. Sales to Costco Wholesale Corporation represented 13% of our total net sales for the year ended July 31, 2009. Kettle Foods faces similar risks with respect to customer concentration. The loss of these customers, or any other significant customer, or a material decrease in their purchases from us, could result in decreased sales and adversely impact our net income.

Because we experience seasonal fluctuations in our sales, our quarterly results will fluctuate and our annual performance will depend largely on results from our first two quarters.

Our business is highly seasonal, reflecting the general pattern of peak consumer demand for nut products during the months of October, November and December. Typically, a substantial portion of our revenues are earned during our first and second fiscal quarters. We generally experience lower revenues during our third and fourth fiscal quarters and in the future may incur losses in these quarters. Sales in the first and second fiscal quarters accounted for approximately 61% of our revenues for the year ended July 31, 2009. If sales in these quarters are lower than expected, our operating results would be adversely affected, and it would have a disproportionately large impact on our annual operating results.

We depend on our key personnel and if we lose the services of any of these individuals, or fail to attract and retain additional key personnel, we may not be able to implement our business strategy or operate our business effectively.

Our future success largely depends on the contributions of our senior management team. We believe that these individuals’ expertise and knowledge about our industry and their respective fields and relationships with other individuals in our industry are critical factors to our continued growth and success. We do not carry key person insurance. The loss of the services of any member of our senior management team could have a material adverse effect on our business and prospects. Our success also depends upon our ability to attract and retain additional qualified sales, marketing and other personnel.

Bioterrorism legislation could disrupt our supply of imported nuts.

The U.S. Food and Drug Administration, or FDA, is responsible for developing and implementing food safety measures. The Public Health Security and Bioterrorism Preparedness and Response Act of 2002, which we refer to as the Bioterrorism Act, was enacted to protect the U.S. food supply. The Bioterrorism Act includes provisions authorizing the Secretary of Health and Human Services to take action to protect the nation’s food supply against the threat of intentional contamination. The Bioterrorism Act requires us to register with the FDA as a U.S. Food Manufacturing Company, and to retain records about our sources of raw materials and the recipients of our finished goods. The Bioterrorism Act and related rules also result in higher costs for plant security and product safety, as well as general compliance costs. If we are unable to pass higher costs on to our customers, our results of operations and financial condition may be adversely affected.

The current global economic downturn may materially and adversely affect our business, financial condition and results of operations.

Unfavorable economic conditions, including the impact of recessions in the United States and throughout the world, may negatively affect our business and financial results. These economic conditions could negatively impact (i) consumer demand for our products, (ii) the mix of our products’ sales, (iii) our ability to collect accounts receivable on a timely basis, (iv) the ability of suppliers to provide the materials required in our operations and (v) our ability to obtain financing or to otherwise access the capital markets. Additionally, the economic situation could have an impact on our lenders or customers, causing them to fail to meet their obligations to us. The occurrence of any of these risks could materially and adversely affect our business, financial condition and results of operations.

Our business could be negatively impacted if we fail to maintain satisfactory labor relations.

The success of our business depends substantially upon our ability to maintain satisfactory relations with our employees. The production and distribution employees working in our Stockton, California plant, who represent a large majority of our year-round work force, are members of the International Brotherhood of Teamsters. If a work stoppage or slow down were to occur under our collective bargaining agreement (which is scheduled to expire in March 2010), in connection with the negotiation of a new contract or otherwise, it could adversely affect our business and disrupt our operations.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.

International conflicts create many economic and political uncertainties that impact the global economy. A continued escalation of international conflicts could severely impact our operations and demand for our products. We already conduct a substantial amount of business with vendors and customers located outside the United States. During 2009, sales outside the United States, primarily in Germany, Italy, Japan, Netherlands, South Korea, Spain and Turkey accounted for approximately 15% of our net sales. With the acquisition of Kettle Foods, we expect a substantial increase in the percentage of our products sold in countries other than the United States. In addition, we expect an increase of our operations and employees that are located outside of the United States. Multiple factors relating to our international operations and to particular countries in which we operate could have a material negative impact on our business, financial condition and results of operations. These factors include:

•	negative economic developments in economies around the world and the instability of governments, including the threat of war, terrorist attacks, epidemic or civil unrest;

•	adverse changes in laws and governmental policies, especially those affecting trade and investment;

•	pandemics, such as the flu, which may adversely affect our workforce as well as our local suppliers and customers;

•	earthquakes, tsunamis, floods or other major disasters which may limit the supply of nuts or other products that we purchase abroad;

•	import or export licensing requirements imposed by governments;

•	foreign currency exchange and transfer restrictions;

•	differing labor standards;

•	differing levels of protection of intellectual property;

•	the threat that our operations or property could be subject to nationalization and expropriation;

•	varying practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions where we operate; and

•	potentially burdensome taxation and changes in foreign tax laws.

Any of these international business risks could have a material and adverse effect on our operating results.

Risks Related to the Kettle Foods Acquisition

If we fail to complete the Kettle Foods acquisition, we will not recognize some of the benefits we describe in this prospectus supplement.

Although we have entered into a share purchase agreement with respect to our proposed acquisition of Kettle Foods, we cannot guarantee when, or whether, the acquisition will be completed. The share purchase agreement contains a number of important conditions that must be satisfied before we can complete the transaction, including completion of all filings required to be made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the expiration, lapse or termination of all applicable waiting periods. If the conditions are not met, this acquisition may not be completed. This offering is not contingent or in any way dependent on the Kettle Foods acquisition. If the acquisition is not completed, the net proceeds from this offering will be used in the discretion of our management for working capital and other general corporate purposes. If we are unable to complete the acquisition, we may not realize benefits that are described in this prospectus supplement, and the value of our common stock could be impaired.

Sources of financing in addition to the net proceeds of this offering are necessary for us to complete the Kettle Foods acquisition. In addition to the net proceeds of this offering, we have entered into a new Secured Credit Facility consisting of $200 million revolving credit facility and a $400 million term loan. There can be no assurances that our new Secured Credit Facility or other sources of liquidity can be arranged that will enable us to consummate the Kettle Foods acquisition.

We face risks associated with our share purchase agreement in connection with the Kettle Foods acquisition.

In connection with the Kettle Foods acquisition, we will be subject to all the liabilities of Kettle Foods that are not satisfied on or prior to the closing date. There may be liabilities that we underestimated or did not discover in the course of performing our due diligence investigation of Kettle Foods. Under the share purchase agreement, the seller has agreed to provide us with a limited set of warranties. Our sole remedy from the seller for any breach of those warranties is an action for damages, not to exceed the purchase price. Some members of Kettle Foods’ management agreed to provide business warranties and to fund a limited escrow for a period of nine to twelve months, as the sole remedy and maximum liability of the warrantors for any breach under the warranties. To the extent the escrowed amount is insufficient to cover damages to us arising out of a breach of a warranty, we would not be able to recover any amounts above the escrow from the warrantors or seller. Damages resulting from a breach of warranty could have a material and adverse effect on our financial condition and results of operations.

A write-off of all or a part of our goodwill or other indefinite lived intangible assets would hurt our operating results and reduce our net worth.

After the Kettle Foods acquisition, we will have significant non-amortizable intangible assets related to goodwill and brand intangibles. As of January 31, 2010, on a pro forma basis after giving effect to the Kettle Foods acquisition, we would have had approximately $698 million of goodwill and other indefinite lived intangible assets on our balance sheet, which would represent approximately 56% of our pro forma total assets. We are not permitted to amortize goodwill and other indefinite lived intangible assets under U.S. accounting standards and instead are required to review these assets at least annually for impairment. In the event impairment of those assets is identified in the future, a charge to earnings would be recorded. Although it would not affect our cash flow or financial position, a write-off in future periods of all or a part of these intangible assets would have a material adverse effect on our overall results of operations and the price of our common stock.

As a private company, Kettle Foods may not have in place a system of internal control over financial reporting that is adequate to manage that business effectively as part of a public company.

If we complete the Kettle Foods acquisition, we will acquire the shares of a private company that has not previously been subject to financial reporting on the basis of U.S. GAAP, and has not been subject to periodic reporting as a public company. There can be no assurance that Kettle Foods has in place a system of internal control over financial reporting that is required for public companies, Establishing, testing and maintaining an effective system of internal control over financial reporting requires significant resources and time commitments on the part of our management and our finance and accounting staff, may require additional staffing and infrastructure investments, and would increase our costs of doing business. Moreover, if we discover aspects of the Kettle Foods internal controls that need improvement, we cannot be certain that our remedial measures will be effective. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating results or increase our risk of material weakness in internal controls.

If we do not complete the Kettle Foods acquisition the market price of our common stock may decline as a result of the dilution associated with this offering.

If we do not complete the Kettle Foods acquisition, we will have incurred significant transaction costs, including an investment of a substantial amount of management time, without realizing any of the expected benefits. Moreover, our attention to the Kettle Foods acquisition may have cost us opportunities to pursue other potentially beneficial opportunities. If we do not complete the acquisition, the market price of our common stock may decline if the current market price reflects an assumption that the acquisition will be completed. This offering will be dilutive to current stockholders, particularly if the Kettle Foods acquisition is not completed, and the dilutive effect will reduce our future earnings per share and could cause the market price of our common stock to decline significantly.

The transaction costs associated with the Kettle Foods acquisition will be substantial, whether or not it is completed.

We have already incurred significant costs, and expect to incur significant additional costs, associated with the Kettle Foods acquisition, whether or not it is completed. These costs will reduce the amount of cash otherwise available for the payment of our debt and other corporate purposes. We estimate that we will incur direct transaction costs of approximately $28.6 million associated with the Kettle Foods acquisition, our new Secured Credit Facility and this offering. There is no assurance that the actual costs may not exceed these estimates. Any actual costs incurred by us in excess of our estimates may have a material adverse effect on our financial condition and results of operations.

Risks Related to Indebtedness

We will be highly leveraged upon the closing of the Kettle Foods acquisition. The substantial leverage could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

Giving effect to the Kettle Foods acquisition and the debt we expect to incur in connection with that transaction, our total indebtedness as of January 31, 2010 would have been approximately $565 million, of which $400 million would represent term loans drawn under our new Secured Credit Facility. Our ability to make scheduled payments or to refinance our indebtedness depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow from operations sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to take any of these actions, and these actions may not be successful or permit us to meet our scheduled debt service obligations and these actions may not be permitted under the terms of our existing or future debt agreements. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our debt agreements restrict our ability to dispose of assets. We may not be able to consummate such dispositions, which could result in our inability to meet our debt service obligations.

This high degree of leverage could have other important consequences, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the indebtedness, therefore reducing our ability to use cash flow to fund operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates because our new Secured Credit Facility is at variable rates of interest;

•	making it more difficult to satisfy obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing the indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to competitors who are less highly leveraged and who therefore, may be able to take advantage of opportunities that our leverage prevents us from pursuing.

Our pro forma interest expense for the period ended January 31, 2010, after giving effect to this offering and the incurrence of indebtedness under our new Secured Credit Facility in connection with the Kettle Foods acquisition, would have been approximately $11 million. An increase of 0.125% in the interest rates of our floating rate debt would increase our annual pro forma interest expense by approximately $0.7 million.

If we cannot make scheduled payments on our indebtedness, we will be in default under one or more of our debt agreements and, as a result, we could be forced into bankruptcy or liquidation.

Despite our high initial indebtedness level, we may be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.

We may be able to incur substantial additional indebtedness in the future. Although existing agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If new debt is added to our and our subsidiaries’ existing debt levels, the related risks that we now face would increase.

The debt agreements contain restrictions that limit our flexibility in operating our business.

Our new Secured Credit Facility will contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	pay dividends;

•	make certain investments or other capital expenditures;

•	sell assets;

•	create liens;

•	acquire other companies and businesses;

•	borrow additional funds under new revolving credit facilities;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

A breach of any of these covenants could result in a default of the Secured Credit Facility agreement. Upon the occurrence of an event of default under our new Secured Credit Facility, the lenders could elect to declare all amounts outstanding under our new Secured Credit Facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our new Secured Credit Facility could proceed against the collateral granted to them to secure that indebtedness.

Risks Related to Our Common Stock

The market price of our common stock is highly volatile and may result in investors selling shares of our common stock at a loss.

The trading price of our common stock is highly volatile and subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	our operating performance and the performance of other similar companies;

•	changes in our revenues or earnings estimates or recommendations by any securities analysts who may decide to follow our stock or our industry;

•	publication of research reports about us or our industry by any securities analysts who may decide to follow our stock or our industry;

•	speculation in the press or investment community;

•	terrorist acts; and

•	general market conditions, including economic factors unrelated to our performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation against us could result in substantial costs and divert our management’s attention and resources.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from executing our growth strategy.

The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on many factors, including:

•	market acceptance of our products;

•	the need to adapt to changing technologies and technical requirements;

•	the existence of opportunities for expansion; and

•	access to and availability of sufficient management, technical, marketing and financial personnel.

If our capital resources are not sufficient to satisfy our liquidity needs, we may seek to sell additional equity or debt securities or obtain other debt financing. The sale of additional equity or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. With the exception of our new Secured Credit Facility, we have not made arrangements to obtain additional financing. We may not be able to obtain additional financing, if required, in amounts or on terms acceptable to us, or at all.

Anti-takeover provisions could make it more difficult for a third party to acquire us.

We have adopted a stockholder rights plan and will issue one preferred stock purchase right with each share of our common stock that we issue. Each right will entitle the holder to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock. Under certain circumstances, if a person or group acquires 15% or more of our outstanding common stock, holders of the rights (other than the person or group triggering their exercise) will be able to purchase, in exchange for the $60.00 exercise price, shares of our common stock or of any company into which we are merged having a value of $120.00. The rights expire in March 2015 unless extended by our board of directors. Because the rights may substantially dilute the stock ownership of a person or group attempting to acquire us without the approval of our board of directors, our rights plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our board of directors regarding such acquisition.

In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock (of which 500,000 shares have been designated as Series A Junior Participating Preferred Stock) and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.

Further, certain provisions of our charter documents, including provisions establishing a classified board of directors, eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or our management, which could have an adverse effect on the market price of our stock. Further, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit an “interested stockholder” from engaging in a “business combination” with us for a period of three years after the date of the transaction in which the person became an interested stockholder, even if such combination is favored by a majority of stockholders, unless the business combination is approved in a prescribed manner. All of the foregoing could have the effect of delaying or preventing a change in control or management.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein contain certain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “anticipate,” “expect,” “believe,” “goal,” “plan,” “intend,” “estimate,” “may,” “will,” “would” and similar expressions and variations thereof are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Those statements appear in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference, particularly in the sections entitled “Prospectus Summary,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and include statements regarding the intent, belief or current expectations of our Company and management that are subject to known and unknown risks, uncertainties and assumptions.

This prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein also contain statements that are based on the current expectations of our Company and management. These statements are forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Securities and Exchange Commission, we do not plan to publicly update or revise any forward-looking statements contained herein after we distribute this prospectus supplement and the accompanying prospectus, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $157.0 million, after deducting the underwriters’ discounts and commissions and the estimated fees and expenses payable by us, without the exercise of the underwriters’ overallotment option. We intend to use these net proceeds to pay a portion of the purchase price for the Kettle Foods acquisition. We plan to fund the remainder of the Kettle Foods acquisition with borrowings under our new Secured Credit Facility and available cash resources. If we do not consummate the Kettle Foods acquisition, we intend to use the net proceeds of this offering for general corporate purposes, including to repay existing indebtedness.

The estimated sources and uses of funds for the Kettle Foods acquisition and the repayment of our existing indebtedness, assuming these transactions had closed on January 31, 2010, are shown in the table below. Actual amounts will vary from estimated amounts depending on several factors, including changes in our debt balances from January 31, 2010 to the closing of these transactions:

Sources		Uses
	(In millions)		(In millions)

Existing cash	$10.0	Purchase of Kettle Foods	$615.0
New Secured Credit Facility		Refinancing existing indebtedness(1)	97.5
Revolver	164.6	Transaction costs(2)	28.6
Term Loan	400.0
Common stock offered hereby	166.5

Total sources	$741.1	Total uses	$741.1

(1)	Indebtedness to be repaid consists of $97.5 million in aggregate principal amount of our currently outstanding term loan, due July 31, 2013 and bearing interest at a rate tied to LIBOR, plus a spread. For the three and six months ended January 31, 2010, the average interest rate was 2.39% and 2.58%, respectively.

(2)	Reflects our estimate of fees and expenses associated with the Kettle Foods acquisition, our new Secured Credit Facility and this offering, including financing fees, advisory fees and other transaction costs. See “Unaudited Pro Forma Condensed Combined Financial Information.”

PRICE RANGE OF AND DIVIDENDS DECLARED ON OUR COMMON STOCK

The following table shows the high and low intraday sales prices for our common shares as reported on the NASDAQ Stock Market for the periods indicated. Our common shares are traded on the NASDAQ Stock Market under the symbol “DMND.”

			Dividends
	High	Low	Declared

Year Ending July 31, 2010:
Third Quarter (through March 4, 2010)	$39.59	$34.27
Second Quarter	$37.24	$29.10	$0.045
First Quarter	$34.07	$26.21	$0.045
Year Ended July 31, 2009:
Fourth Quarter	$30.39	$22.67	$0.045
Third Quarter	$29.25	$19.85	$0.045
Second Quarter	$31.94	$18.39	$0.045
First Quarter	$32.14	$23.50	$0.045
Year Ended July 31, 2008:
Fourth Quarter	$27.15	$19.50	$0.045
Third Quarter	$21.79	$15.94	$0.045
Second Quarter	$22.68	$15.83	$0.045
First Quarter	$22.42	$15.28	$0.045
Year Ended July 31, 2007:
Fourth Quarter	$18.20	$15.25	$0.03
Third Quarter	$19.64	$15.00	$0.03
Second Quarter	$19.93	$15.90	$0.03
First Quarter	$18.10	$13.15	$0.03

DIVIDEND POLICY

We currently have a policy of paying an annual dividend of $0.18 per share, payable in four equal installments. The payment of cash dividends in the future will be at the discretion of our board of directors. The declaration of any cash dividends, and the amount thereof, will depend on a number of factors, including our financial condition, capital requirements, funds from operations, the dividend taxation level, our stock price, future business prospects, and any other factors as our board of directors may deem relevant. Additionally, our existing credit facility places, and our new Secured Credit Facility will place, significant restrictions on our ability to pay dividends, and other indebtedness we may incur may contain similar restrictions.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, marketable securities and capitalization as of January 31, 2010:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to the Kettle Foods acquisition, the indebtedness we expect to incur under our new Secured Credit Facility, and this offering and the use of proceeds therefrom.

This offering is not contingent upon the closing of either the Kettle Foods acquisition or the execution of our new Secured Credit Facility. If the Kettle Foods acquisition is not consummated, our pro forma cash and cash equivalents would have been approximately $169 million, indebtedness outstanding under our existing credit facility would remain outstanding, and total capitalization would reflect the significant transaction costs we have incurred in connection with the Kettle Foods acquisition, our new Secured Credit Facility and this offering. If we are unable to complete the Kettle Foods acquisition, the net proceeds of this offering may be used in the discretion of management for working capital and other general corporate purposes.

This capitalization table should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included and incorporated by reference in this prospectus supplement.

	As of January 31, 2010
	Actual	Pro Forma as Adjusted
	(In thousands, except share information)
	(unaudited)

Cash and cash equivalents	$11,962	$1,962
Current portion of long-term debt	15,872	40,000
Long-term debt:(1)
$125,000 revolving credit facility (existing)	—	—
$125,000 term loan (existing)	81,650	—
$200,000 revolving secured credit facility (new)	—	164,603
$400,000 senior secured term loan (new)	—	360,000

Total long-term debt:	81,650	524,603

Stockholders’ equity:
Common stock, $0.001 par value, 100,000,000 shares authorized; 16,857,118 shares issued and 16,629,076 shares outstanding, actual, and 21,357,118 shares issued and 21,129,076 shares outstanding, pro forma as adjusted	17	22
Treasury stock, at cost: 228,042 shares held	(4,986)	(4,986)
Additional paid-in capital	124,894	281,898
Accumulated other comprehensive loss	(1,067)	(1,067)
Retained earnings	78,307	62,947

Total stockholders’ equity	197,165	338,814

Total capitalization	$294,687	$903,417

(1)	In connection with the Kettle Foods acquisition, we entered into an agreement to implement our new Secured Credit Facility, consisting of a $200 million revolving credit facility and a $400 million term loan. We intend to borrow approximately $565 million under our new Secured Credit Facility, consisting of $400 million of the term loan and $165 million of revolving loan, to fund the Kettle Foods acquisition and to repay our existing indebtedness. Implementation of our new Secured Credit Facility is conditioned upon the consummation of the Kettle Foods acquisition.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Diamond Foods” and our consolidated financial statements and notes thereto included in this prospectus supplement.

Our selected consolidated financial data as of and for the years ended July 31, 2005, 2006, 2007, 2008 and 2009 has been derived from our audited consolidated financial statements. The selected consolidated financial data as of and for the six months January 31, 2009 and 2010 has been derived from our unaudited interim consolidated financial statements and has been prepared on the same basis as our audited consolidated financial statements. In the opinion of our management, our unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Our historical results do not necessarily indicate results that may be expected for any future period.

						Six Months Ended
	Year Ended July 31,					January 31,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands, except per share information)

Statements of Operations/Net Proceeds Data (2005)(1):
Net sales	$462,548	$477,205	$522,585	$531,492	$570,940	$346,114	$364,810
Patronage inventory at beginning of period	(101,403)	—	—	—	—	—	—
Patronage inventory at end of period	67,152	—	—	—	—	—	—

Total net sales/Gross marketing pool proceeds (2005)	428,297	477,205	522,585	531,492	570,940	346,114	364,810
Total cost of sales	191,387	411,809	443,945	443,490	435,344	271,079	278,741

Gross profit/Proceeds before operating expenses (2005)	236,910	65,396	78,640	88,002	135,596	75,035	86,069
Operating expenses:
Selling, general and administrative	33,188	37,046	42,541	43,613	60,971	31,686	28,835
Advertising	22,153	17,977	20,445	20,508	28,785	12,060	18,442
Restructuring and other costs, net	—	3,442	(15)	—	—	—	—
Loss on termination of defined benefit plan	—	—	3,054	—	—	—	—

Total operating expenses	55,341	58,465	66,025	64,121	89,756	43,746	47,277

Income from operations/Operating proceeds (2005)	181,569	6,931	12,615	23,881	45,840	31,289	38,792
Interest expense, net	4,433	295	1,291	1,040	6,255	3,606	2,164
Conversion costs	697	—	—	—	—	—	—
Early extinguishment of debt	2,028	—	—	—	2,609	2,609	—
Other expenses (income)	—	310	98	—	(1,711)	(1,711)	—

						Six Months Ended
	Year Ended July 31,					January 31,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands, except per share information)

Income/Proceeds (2005) before income taxes	174,411	6,326	11,226	22,841	38,687	26,785	36,628
Income taxes (tax benefits)	(8,385)	(1,010)	2,793	8,085	14,944	9,945	12,884

Net income/Net proceeds (2005)	$182,796	$7,336	$8,433	$14,756	$23,743	$16,840	$23,744
Earnings per share(2)
Basic		$0.47	$0.53	$0.92	1.45	$1.03	$1.43
Diluted		$0.47	$0.53	$0.91	1.42	$1.01	$1.39
Shares used to compute earnings per share
Basic		15,634	15,786	16,088	16,022	15,966	16,280
Diluted		15,653	15,786	16,152	16,360	16,327	16,735
Dividends declared		$0.09	$0.12	$0.18	0.18	$0.09	$0.09

(1)	In fiscal 2005, we were an agricultural cooperative association, and as such, we derived revenues from our patronage business, which consisted of processing and marketing walnuts on behalf of Diamond members and our non-patronage business, which consisted of purchasing, processing and marketing nut varieties other than walnuts. Our financial statements prior to fiscal year 2006 included statements of net proceeds prepared in accordance with generally accepted accounting principles for agricultural cooperative associations, rather than statements of operations. Net proceeds are amounts distributable to member growers from the patronage business. Net proceeds also include net income or loss from non-patronage business. Net proceeds do not include walnut acquisition costs. Beginning in fiscal year 2006, our financial statements have been prepared in accordance with U.S. GAAP for companies that are not cooperative associations. We were not a public company during fiscal years prior to 2006, thus no earnings per share nor dividends declared data is presented for fiscal year 2005.

(2)	Adoption of New Accounting Pronouncement.

Effective August 1, 2009, we adopted certain amendments to ASC Topic 260-10 “Earnings per Share” that address whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in earnings allocation in computing earnings per share under the two-class method as described in ASC 260-10. Under the guidance in ASC 260-10, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method.

As a result of the adoption of these amendments to ASC 260-10, our calculation of basic and diluted earnings per share now includes shares of unvested restricted stock, which are deemed to be participating securities under ASC 260-10. As a result of the inclusion of the unvested restricted stock as participating shares under the two-class method in the computation of earnings per share, our basic and diluted earnings per share for the period ended July 31, 2009 were reduced. Adoption of these amendments to ASC 260-10 had no material impact on our financial condition, results of operations or cash flows for any period presented in our 2009 Annual Report on Form 10-K, and had no impact on earnings per share, basic or diluted, for the years ended July 31, 2008 and 2007.

As a result of the retrospective presentation and disclosure requirements of ASC 260-10, we will reflect the change in presentation and disclosure relating to basic and diluted earnings per share for the year ended July 31, 2009 in our future filings.

The effect of adopting these amendments to ASC 260-10 on basic and diluted earnings per share for the year ended July 31, 2009 is as follows:

Year Ended
July 31, 2009

Basic EPS:
Income per share, as reported	$1.48
Income per share, as retroactively adjusted	1.45
Diluted EPS:
Income per share, as reported	$1.44
Income per share, as retroactively adjusted	1.42

	Year Ended July 31,					Six Months Ended January 31,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$49,035	$35,614	$33,755	$74,279	$24,802	$2,194	$11,962
Working capital	89,022	87,689	100,527	121,516	51,422	42,614	61,036
Total assets	252,028	253,032	236,403	273,267	394,892	456,209	466,134
Total debt, including current portion	22,119	20,000	20,507	20,204	115,085	135,155	97,522
Total stockholders’ equity/total members’ equity	99,462	110,826	125,341	146,223	173,341	163,880	197,165

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On February 25, 2010, we agreed to acquire Kettle Foods by purchasing from Lion/Stove Luxembourg Investment S.à.r.l. its entire issued share capital of Lion/Stove Luxembourg Investment 2 S.à.r.l. for approximately $615 million in cash, subject to possible closing adjustments. The acquisition includes all Kettle Foods operations, which are located in the United States and the United Kingdom. We expect that this acquisition will be consummated by the end of fiscal 2010. Although we have entered into a share purchase agreement in connection with the proposed Kettle Foods acquisition, we cannot guarantee when, or whether, the acquisition will be completed. The share purchase agreement contains a number of important conditions that must be satisfied before we can complete the acquisition.

On February 25, 2010, we entered into an agreement for our new Secured Credit Facility, the implementation of which is subject to the closing of the Kettle Foods acquisition. Our new Secured Credit Facility will replace our existing credit facility with a new $400 million term loan facility and a new $200 million revolving credit facility. We intend to use borrowings under our new Secured Credit Facility to fund a portion of the Kettle Foods acquisition, to repay indebtedness under our existing credit facilities, and to fund our ongoing operations. See “Use of Proceeds.”

Our new Secured Credit Facility consists of a $200 million revolving credit facility and a $400 million term loan facility. We expect to incur the entire amount of the term loan facility, and approximately $165 million under the revolving credit facility, upon the closing of the Kettle Foods acquisition. Our term loan facility will be subject to quarterly amortization of principal, with the remaining principal balance and any outstanding loans under the revolving credit facility to be repaid on the fifth anniversary of initial funding. Borrowings under our new Secured Credit Facility will bear interest based on the notice given. On three days notice, the borrowing will bear interest based on the LIBOR rate plus a credit spread ranging from 2.25% to 3.5%. On a same day basis, we can borrow at a base rate which is determined by the higher of (a) Bank of America’s prime rate; (b) Federal Funds rate plus 50 basis points; or (c) the LIBOR rate plus 100 basis points, and a credit spread ranging from 1.25% to 2.5%. The credit spreads are based on our consolidated leverage ratio (defined as the ratio of our total debt to EBITDA). Our new Secured Credit Facility also provides for customary affirmative and negative covenants.

On February 25, 2010, we entered into an agreement with affiliates of certain of the underwriters that enables us to obtain bridge financing to fund the Kettle Foods acquisition in the event that this offering does not result in gross proceeds of at least $150 million.

The unaudited pro forma condensed combined financial information combine the historical consolidated statements of operations of Diamond Foods, giving effect to (a) the completion of the Kettle Foods acquisition, borrowings under our new Secured Credit Facility, this offering and the application of the net proceeds there from, and (b) the completion of the Pop Secret acquisition, actually completed on September 15, 2008, in each case as if they occurred on August 1, 2008, for income statement purposes, and January 31, 2010, for balance sheet purposes. The unaudited pro forma information should be read in conjunction with the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information, the historical financial statements of Diamond Foods, Pop Secret and Kettle Foods and Management’s Discussion and Analysis of Financial Condition and Results of Operations, all of which are included or incorporated by reference in this prospectus supplement.

The Kettle Foods acquisition will be treated as a purchase of Kettle Foods by Diamond Foods, with Diamond Foods as the acquiring entity. The unaudited pro forma condensed combined financial information will differ from our final acquisition accounting for a number of reasons, including the fact that our purchase price allocation and estimates of fair value are preliminary and subject to change when our formal valuation and other studies are finalized. The differences that will occur between the preliminary estimates and the final acquisition accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is presented for informational purposes only. It has been prepared in accordance with the regulations of the SEC and is not necessarily indicative of what our financial position or results of operations actually would have been had we completed the Kettle Foods acquisition at the dates indicated, nor does it purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined statement of operations does not reflect any revenue or cost savings from synergies that may be achieved with respect to the combined companies.

Diamond Foods’ fiscal year ends on July 31 and Kettle Foods’ fiscal year ends on September 30. The pro forma condensed combined financial information presented herein combines the results of operations of Diamond Foods for the six months ended January 31, 2010, with the results of operations of Kettle Foods for the six months ended December 31, 2009, and combines the results of operations of Diamond Foods for the year ended July 31, 2009, with the results of operations of Kettle Foods for the year ended September 30, 2009. Accordingly, Kettle Foods’ results of operations for the period from July 1, 2009, to September 30, 2009, are included in two portions of the unaudited pro forma condensed combined statements of operations, once as part of the pro forma year ended July 31, 2009, and again as part of the pro forma interim period for the six months ended January 31, 2010.

The historical results of operations of Kettle Foods for the six months ended December 31, 2009, and the year ended September 30, 2009, have been prepared in accordance with U.K. GAAP and reconciled to U.S. GAAP for the purpose of such presentation.

Diamond Foods has incurred and will continue to incur certain non-recurring expenses in connection with the Kettle Foods acquisition and the execution of our new Secured Credit Facility. These expenses are currently estimated to be approximately $19.1 million. In addition, Diamond Foods expects to pay fees and expenses of approximately $9.5 million in connection with this offering. These estimated expenses are reflected in the pro forma condensed combined balance sheet as of January 31, 2010, as an adjustment to cash and equity, but are not reflected in the pro forma condensed combined statements of earnings for the six months ended January 31, 2010, and for the year ended July 31, 2009, as they are not expected to have a continuing impact on operations.

Unaudited Pro Forma Condensed Combined Balance Sheet

	As of January 31, 2010
	Diamond	Kettle	Pro Forma		Pro Forma
	Foods	Foods(a)	Adjustments		Consolidated
			(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$11,962	$27,869	$(10,000)	(b)	$1,962
			(27,869)	(o)
Trade receivables, net	54,652	32,387	—		87,039
Inventories	149,053	12,316	230	(c)	161,599
Deferred income taxes	12,908	1,048	—		13,956
Prepaid income taxes	1,661	—	—		1,661
Prepaid expenses and other current assets	2,819	1,741	—		4,560

Total current assets	233,055	75,361	(37,639)		270,777
Property, plant and equipment, net	50,916	69,390	—	(d)	120,306
Deferred income taxes	6,269	—	—		6,269
Goodwill	75,243	124,094	345,399	(e)	420,642
			(124,094)	(o)
Other intangible assets, net	96,951	108,541	320,000	(e)	416,951
			(108,541)	(o)
Other long-term assets	3,700	—	4,700	(f)	7,200
			(1,200)	(j)

Total assets	$466,134	$377,386	$398,625		$1,242,145

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$15,872	$—	$40,000	(g)	$40,000
			(15,872)	(g)
Accounts payable and accrued liabilities	79,171	39,633	—		118,804
Payable to growers	76,976	—	—		76,976

Total current liabilities	172,019	39,633	24,128		235,780
Long-term obligations	81,650	292,716	524,603	(g)	524,603
			(292,716)	(o)
			(81,650)	(g)
Deferred income taxes	3,060	45,714	(45,714)	(o)	130,708
			127,648	(t)
Other liabilities	12,240	—	—		12,240
Total stockholders’ equity (deficit)	197,165	(677)	157,009	(h)	338,814
			(10,000)	(i)
			(4,160)	(i)
			(1,200)	(j)
			677	(o)

Total liabilities and stockholder’s equity	$466,134	$377,386	$398,625		$1,242,145

See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined
Statements of Operations

	For the Six Months Ended January 31, 2010
	Diamond	Kettle	Pro Forma		Pro Forma
	Foods	Foods(a)	Adjustments		Consolidated
	(In thousands, except per share data)

Net sales and other revenues	$364,810	$136,506	$—		$501,316
Cost of sales	278,741	87,555	—	(d)	366,296

Gross profit	86,069	48,951	—		135,020
Operating expenses:
Selling, general and administrative	28,835	25,035	2,625	(k)(d)	56,495
Advertising	18,442	—	—		18,442

Total operating expenses	47,277	25,035	2,625		74,937
Income from operations	38,792	23,916	(2,625)		60,083
Interest expense, net	2,164	11,293	9,143	(l)	11,307
			(11,293)	(o)

Income before income taxes	36,628	12,623	(475)		48,776
Income tax expense	12,884	8,493	(3,525)	(m)	17,852

Net income	$23,744	$4,130	$3,050		$30,924

Earnings per share:
Basic	$1.43				$1.46	(n)
Diluted	$1.39				$1.43	(n)
Shares used to compute earnings per share:
Basic	16,280		4,500	(h)	20,780
Diluted	16,735		4,500	(h)	21,235

See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statements of Operations

	For the Year Ended July 31, 2009
			Pop Secret			Kettle
	Diamond		Pro Forma		Kettle	Pro Forma		Pro Forma
	Foods	Pop Secret	Adjustments		Foods(a)	Adjustments		Consolidated
	(In thousands, except per share data)

Net sales and other revenues	$570,940	$13,509	$—		$250,449	$—		$834,898
Cost of sales	435,344	8,997	44	(p)	166,766	—	(d)	611,151

Gross profit	135,596	4,512	(44)		83,683	—		223,747
Operating expenses:
Selling, general and administrative	60,971	1,003	218	(q)	48,437	$5,250	(k)(d)	115,879
Advertising	28,785	350	—		—	—		29,135

Total operating expenses	89,756	1,353	218		48,437	5,250		145,014
Income (loss) from operations	45,840	3,160	(263)		35,246	(5,250)		78,733
Interest expense, net	6,255	—	1,353	(r)	27,059	15,070	(l)	22,678
						(27,059)	(o)
Other, net	898	—	—		—	—		898

Income (loss) before income taxes	38,687	3,160	(1,616)		8,187	6,739		55,157
Income tax expense	14,944	—	585	(s)	6,967	(2,474)	(m)	20,022

Net income (loss)	$23,743	$3,160	$(2,201)		$1,220	$9,213		$35,135

Earnings per share:
Basic	$1.45							$1.68	(n)
Diluted	$1.42							$1.65	(n)
Shares used to compute earnings per share:
Basic	16,022					4,500	(h)	20,522
Diluted	16,360					4,500	(h)	20,860

See accompanying notes to unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information for
Diamond Foods and Kettle Foods
(in thousands, except per share data)

1.	Description of Transaction

On February 25, 2010, we agreed to acquire the Kettle Foods business by purchasing from Lion/Stove Luxembourg Investment S.à.r.l. its entire issued share capital in Lion/Stove Luxembourg Investment 2 S.à.r.l. for approximately $615 million in cash, subject to possible closing adjustments. The acquisition will be partially through borrowings under our new Secured Credit Facility and this offering. The acquisition includes all Kettle Foods operations, which are located in the United States and the United Kingdom. We expect that this acquisition will be consummated by the end of our fiscal 2010.

2.	Basis of Presentation

The unaudited pro forma financial information has been compiled from underlying financial statements of Kettle Foods prepared in accordance with U.K. GAAP, reconciled to U.S. GAAP for the purpose of such presentation.

The unaudited pro forma condensed combined financial information combine the historical consolidated statements of operations of Diamond Foods, giving effect to (a) the completion of the Kettle Foods acquisition, incurrence of debt under our new Secured Credit Facility and the application of the proceeds from this offering, and (b) the completion of the Pop Secret acquisition, actually completed on September 15, 2008, in each case as if they occurred on August 1, 2008 for income statement purposes and January 31, 2010 for balance sheet purposes. The unaudited pro forma information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial information, the historical financial statements of Diamond Foods and Kettle Foods and Management’s Discussion and Analysis of Financial Condition and Results of Operations, all of which are included or incorporated by reference in this prospectus supplement.

The Kettle Foods acquisition will be treated as a purchase with Diamond Foods as the acquiring entity. The unaudited pro forma condensed combined financial information will differ from our final acquisition accounting for a number of reasons, including the fact that our estimates of purchase price allocation and fair value are preliminary and subject to change when our formal valuation and other studies are finalized. The differences that will occur between the preliminary estimates and the final acquisition accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is presented for informational purposes only. It has been prepared in accordance with the regulations of the SEC and is not necessarily indicative of what our financial position or results of operations actually would have been had we completed the Kettle Foods acquisition at the dates indicated, nor does it purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined statement of operations does not reflect any revenue or cost savings from synergies that may be achieved with respect to the combined companies.

Diamond Foods’ fiscal year ends on July 31 and Kettle Foods’ fiscal year ends on September 30. The pro forma condensed combined financial information presented herein combines the results of operations of Diamond Foods for the six months ended January 31, 2010 with the results of operations of Kettle Foods for the six months ended December 31, 2009, and combines the results of operations of Diamond Foods for the year ended July 31, 2009 with the results of operations of Kettle Foods for the year ended September 30, 2009. Accordingly, Kettle Foods’ results of operations for the period from July 1, 2009, to September 30, 2009, are included in two portions of the unaudited pro forma condensed combined statements of earnings, once as part of the pro forma year ended July 31, 2009 and again as part of the pro forma interim period for the six months ended January 31, 2010.

For the pro forma condensed combined balances, the purchase price of approximately $615 million has been allocated to the fair values of assets and liabilities acquired as of January 31, 2010. The allocation of the purchase price is preliminary pending the completion of various analyses and the finalization of estimates. An appraisal will be performed to assist management in determining the fair value of acquired assets and liabilities, including identifiable intangible assets. The final purchase price allocation may result in a materially different allocation than that presented in this unaudited pro forma condensed combined financial information.

Accounts receivable	$32,387
Inventory	12,316
Prepaid expenses and other current assets	2,789
PP&E	69,390
Brand intangibles	215,000
Customer relationships	105,000
Goodwill	345,399
Assumed liabilities	(39,633)
Deferred tax liabilities	(127,648)

Purchase price	$615,000

Identifiable intangible assets.  Customer relationships will be amortized on a straight-line basis over an average estimated life of 20 years. Brand intangibles relate to the trademarks of Kettle Foods that will not be amortized as they are deemed to have an indefinite useful life.

Goodwill.  Approximately $345 million has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. Goodwill will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management determines that the value of goodwill has become impaired, an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made will be recognized.

3.	Accounting Policies

Upon completion of the merger, Diamond Foods will review Kettle Food’s accounting policies. As a result of that review it may become necessary to adjust the combined entity’s financial statements to conform to those accounting policies that are determined to be more appropriate for the combined entity. The unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

4.	Pro Forma Adjustments

The following are the descriptions of the pro forma condensed combined balance sheet and statement of operations adjustments:

(a) Diamond Foods’ fiscal year ends on July 31 and Kettle Foods’ fiscal year ends on September 30. The pro forma condensed combined financial information presented herein combines the results of operations of Diamond Foods for the six months ended January 31, 2010 with the results of operations of Kettle Foods for the six months ended December 31, 2009, and combines the results of operations of Diamond Foods for the year ended July 31, 2009 with the results of operations of Kettle Foods for the year ended September 30, 2009. Accordingly, Kettle Foods’ results of operations for the period from July 1, 2009 to September 30, 2009 are included in two portions of the unaudited pro forma condensed combined statements of operations, once as part of the pro forma year ended July 31, 2009 and again as part of the pro forma interim period for the six months ended January 31, 2010.

(b) Net change in cash relates to the transaction costs of approximately $10 million.

(c) To record inventory at its estimated fair value.

(d) At this time there is insufficient information as to the specific nature, age, and condition of Kettle Foods’ property, plant and equipment to make a reasonable estimation of fair value or the corresponding adjustment to depreciation and amortization. Therefore, we have used Kettle Foods’ carrying amount at the balance sheet date for these pro formas. For each $10 million fair value adjustment to property, plant and equipment, assuming a weighted-average useful life of 10 years, depreciation expense would change by approximately $1 million.

(e) To recognize $345,399 of Goodwill, $215,000 of non-amortizable Brand intangibles and $105,000 of amortizable Customer relationships.

(f) To record deferred financing charges incurred in connection with the $200 million of revolving credit line and $400 million of term loan borrowings incurred under our new Secured Credit Facility, which will be amortized over five years.

(g) To recognize the repayment of the short-term and long-term portions of the historical debt, $15,872 and $81,650, respectively, funded through new debt financing.

The following adjustments display the expected debt financing required to fund the Kettle Foods acquisition. These adjustments are contingent upon the closing of the Kettle Foods acquisition and therefore may not occur in the event the Kettle Foods acquisition is not consummated. For purposes of these unaudited pro forma condensed combined financial statements, we anticipate that we will complete a debt financing at the time the Kettle Foods acquisition closes.

Debt from Term Loan (acquisition)	$400,000
Debt from Revolver (to repay historical debt)	97,522
Debt from Revolver (acquisition and related costs)	67,081

Total debt financing	$564,603

Current portion of long-term debt	$40,000
Long-term obligations	$524,603

(h) We intend to issue approximately 4.5 million shares of common stock in this offering to fund a portion of the purchase price of the Kettle Foods acquisition. Net proceeds from the offering are anticipated to be $157.0 million.

(i) We expect to incur transaction costs of approximately $10 million through the closing of the Kettle Foods acquisition. The total of the advisory fees and bridge financing costs have been recorded as a reduction to cash and retained earnings on the unaudited pro forma condensed combined balance sheet. The $6,360 of other financing fees have been recorded as an increase to other long-term obligations as they will be paid from our revolver, $2,200 as other long-term assets and $4,160 as a reduction to retained earnings on the unaudited pro forma condensed combined balance sheet. These costs are excluded from the unaudited pro forma condensed combined statement of operations for the six months ended January 31, 2010 and year ended July 31, 2009 as they are considered non-recurring.

(j) The $1,200 relates to the unamortized deferred financing costs from our existing debt that is expensed in connection with the repayment of our existing debt.

(k) Represents the additional amortization of customer relationships resulting from the Kettle Foods acquisition.

(l) Adjustment to historical interest expense to reflect the incurrence of an additional $565 million of borrowings, net of amortization of deferred debt issuance costs relating to such additional borrowings and the repayment and retirement of our existing credit facility for the six months ended January 31, 2010 and year ended July 31, 2009.

	Total
	Amount	Six Months Ended	Year Ended
	Borrowed	January 31	July 31

Loan amount	$564,603
3-month LIBOR @ 2/1	0.25%
BPS per loan agreement	3.50%

Effective interest rate	3.75%
Total expense		$10,586	$21,173
Net additional amortization of issuance costs		$495	$989
Less interest expense from old debt		$(1,938)	$(7,092)

Total interest expense, net		$9,143	$15,070

The interest rate for the existing credit facility is tied to LIBOR, plus a credit spread linked to our leverage ratio. The LIBOR rate at February 1, 2010 was 0.25%. An increase of 0.125% in the interest rates of our floating rate debt would increase our annual pro forma interest expense by approximately $0.7 million.

(m) For purposes of these unaudited pro forma condensed combined financial statements, we used an effective tax rate of 36.6% and 36.3% for the six months ended January 31, 2010 and the year ended July 31, 2009, respectively. This rate is an estimated blended rate for both the U.S. and the U.K. operations of the combined company. These rates may change as we perform a complete tax analysis.

(n) Effective August 1, 2009, we adopted the new earnings per share guidance which provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The computation of basic and diluted earnings per share for the six months ended January 31, 2010, and year ended July 31, 2009, are as follows:

For the six months ended January 31, 2010:
Numerator:
Net income	$30,924
Less: income allocated to participating securities	499

Income attributable to common shareholders — basic	$30,425

Add: undistributed income attributable to participating securities	$468
Less: undistributed income reallocated to participating securities	(459)

Income attributable to common shareholders — diluted	$30,434

Denominator:
Weighted average shares outstanding — basic	20,780
Dilutive shares — stock options	455

Weighted average shares outstanding — diluted	21,235

Income per share attributable to common shareholders:
Basic	$1.46
Diluted	$1.43

For the year ended July 31, 2009
Numerator:
Net income	35,135
Less: income allocated to participating securities	(647)

Income attributable to common shareholders — basic	$34,488

Add: undistributed income attributable to participating securities	$579
Less: undistributed income reallocated to participating securities	(570)

Income attributable to common shareholders — diluted	$34,497

Denominator:
Weighted average shares outstanding — basic	20,522
Dilutive shares — stock options	338

Weighted average shares outstanding — diluted	20,860

Income per share attributable to common shareholders:
Basic	$1.68
Diluted	$1.65

(o) Elimination of historical balances:

The adjustments reflect the elimination of Kettle Foods’ cash and cash equivalents, long term deferred income taxes, goodwill, identifiable intangible assets, debt, equity and interest expense, net in connection with the Kettle Foods acquisition.

(p) To recognize additional depreciation expense on property, plant and equipment as a result of the adjustment to fair value for the Pop Secret acquisition.

(q) To recognize amortization of customer relationships for the Pop Secret acquisition.

(r) Adjustment to interest expense to reflect the incurrence of an additional $190 million of borrowings, net amortization of deferred debt issuance costs relating to such additional borrowings and the refinancing of our senior notes for the Pop Secret acquisition.

(s) To recognize income tax expense at the company’s tax rate of 38.6%.

(t) Represents deferred tax liabilities related to intangible assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

We are an innovative packaged food company focused on building, acquiring and energizing brands. Our company was founded in 1912 and has a proven track record of growth, which is reflected in the growth of our revenues from approximately $201 million in fiscal 2000 to approximately $571 million in fiscal 2009. We specialize in processing, marketing and distributing snack products and culinary, in-shell and ingredient nuts. In 2004, we complemented our strong heritage in the culinary nut market under the Diamond of California® brand by launching a full line of snack nuts under the Emerald® brand. In September 2008, we acquired the Pop Secret® brand of microwave popcorn products, which provided us with increased scale in the snack market, significant supply chain economies of scale and cross-promotional opportunities with our existing brands. We sell our products to worldwide, national, regional and independent grocery, drug and convenience store chains, as well as to mass merchandisers, club stores and other retail channels. International sales aggregated approximately $69 million for fiscal 2009.

Our business is seasonal. For example, in 2009 and 2008, we recognized 61% and 60% of our net sales for the full fiscal year in the first six months of the year. Demand for nut products, particularly in-shell nuts and to a lesser extent, culinary nuts, is highest during the months of October, November and December. We receive our principal raw material, walnuts, during the period from September to November and process it throughout the year. As a result of this seasonality, our personnel and working capital requirements and walnut inventories peak during the last quarter of the calendar year. This seasonality also impacts capacity utilization at our facilities, which routinely operate at capacity for the last four months of the calendar year. Generally, we receive and pay for approximately 50% of the corn for popcorn in December, and the remaining 50% in May. Accordingly, the working capital requirement of popcorn is less seasonal than that of the tree nut product lines.

Financial Impact of the Kettle Foods Acquisition

The Kettle Foods acquisition will be accounted for as a purchase. As a result, the excess of the purchase price over net assets acquired and liabilities assumed is recorded as goodwill. Purchase price allocated to property, including inventory, equipment, trade names and other identifiable intangible assets acquired, will result in an increase in the cost of sales and depreciation and amortization expense with respect to Kettle Foods following the consummation of the Kettle Foods acquisition. The amount of depreciation and amortization will be based on the amount of the purchase price allocated and the estimated useful lives of the respective assets. See “Unaudited Pro Forma Condensed Combined Financial Information.”

We also expect to incur certain non-recurring expenses in connection with the consummation of the Kettle Foods acquisition and the related financings, including this offering. We currently estimate these expenses to be approximately $28.6 million. Although we do not have any cost savings initiatives planned in connection with the acquisition, we may opportunistically take actions from time to time that will result in material cost or operating synergies as a result of acquiring Kettle Foods. In turn, we may also incur corresponding restructuring and other non-recurring charges that would impact net income in the periods in which they are taken. No assurances can be given as to timing or that we will be able to achieve any cost or operating synergies as a result of the acquisition, or that the corresponding restructuring and other non-recurring charges will not be greater than expected.

We believe the Kettle Foods acquisition will significantly increase our presence in the snack food business and favorably impact our product mix towards the higher margin and faster growing retail market. Pro forma for the acquisition as if it occurred at the beginning of our fiscal year ended 2009, approximately 92% of our net sales would have been from our retail product lines, with 54% of our net sales from snack products (as compared to our historical product mix for the year ended

July 31, 2009, of approximately 88% of our net sales from our retail product lines and 33% of our net sales from snack products). With the addition of Kettle Foods, we expect our Adjusted EBITDA margin and net income to improve. Our pro forma Adjusted EBITDA margin for the year ended July 31, 2009, after giving effect to the Kettle Foods acquisition as if it occurred at the beginning of that year, would have been approximately 14% (as compared to our historical Adjusted EBITDA margin for the year ended July 31, 2009, of 11%). This, in turn, is expected to also increase our net income and earnings per share. We expect to invest in Kettle Foods to maintain the current infrastructure and to increase capacity to meet the demand of existing and new customers.

Results of Operations

Net sales were $184.2 million and $364.8 million for the three and six months ended January 31, 2010. Net sales were $150.6 million and $346.1 million for the three and six months ended January 31, 2009. For the three and six months ended January 31, 2010, the increase in net sales was primarily due to strong snack, international and ingredient sales.

Net sales by channel (in thousands):

	Three Months Ended			Six Months Ended
	January 31,		% Change from	January 31,		% Change from
	2009	2010	2009 to 2010	2009	2010	2009 to 2010

North American Retail(1)	$130,802	$132,248	1.1%	$281,283	$276,404	–1.7%
International	12,854	36,039	180.4%	44,197	59,158	33.9%
North American Ingredient/Food Service	6,246	14,879	138.2%	19,206	27,642	43.9%
Other	686	1,003	46.2%	1,428	1,606	12.5%

Total	$150,588	$184,169	22.3%	$346,114	$364,810	5.4%

(1)	North American Retail represents sales of our culinary, snack and in-shell nuts in North America.

For the three months ended January 31, 2010, the increase in North American Retail sales resulted from higher volume of sales of snack products, which increased by 17.4%, offset in part by lower culinary sales as a result of lower input costs that were passed through to customers. International and ingredient sales increased for the three months ended January 31, 2010 primarily as a result of higher volume. For the six months ended January 31, 2010, the decrease in North American Retail sales was primarily due to lower culinary and in-shell sales as a result of lower input costs that were passed through to customers and continued rationalization of non-strategic products. This was partially offset by strong snack sales. International and ingredient sales increased for the six months ended January 31, 2010 mainly due to higher volume.

Sales of walnuts, other nuts and popcorn products as a percentage of net sales were:

	Three Months Ended		Six Months Ended
	January 31,		January 31,
	2009	2010	2009	2010

Walnuts	41.9%	51.4%	50.5%	48.7%
Other nuts and popcorn products	58.1%	48.6%	49.5%	51.3%

Total	100.0%	100.0%	100.0%	100.0%

Sales to Wal-Mart Stores, Inc. represented approximately 15.2% and 15.6% of total net sales for the three and six months ended January 31, 2010 and 19.7% and 20.8% of total net sales for the three and six months ended January 31, 2009. Sales to Costco Wholesale Corporation represented approximately 10.0% and less than 10.0% of total net sales for the three and six months ended January 31, 2010 and 16.7% and 14.0% of total net sales for the three and six months ended January 31, 2009.

Gross profit.  Gross profit as a percentage of net sales was 22.0% and 23.6% for the three and six months ended January 31, 2010 and 22.6% and 21.7% for the three and six months ended January 31, 2009. Gross profit as a percentage of net sales for the three months ended January 31, 2010 declined mainly due to product mix, as the later walnut harvest resulted in significantly greater sales of bulk and ingredient products in the second quarter this year compared to last year. Gross profit as a percentage of net sales for the six months ended January 31, 2010 increased mainly due to favorable product mix, favorable input costs and the result of cost efficiency initiatives. In the quarter ended January 31, 2010, we changed our estimate in walnut costs which resulted in a pre-tax decrease in cost of sales of approximately $2.6 million for walnut sales recognized in the first quarter of fiscal year 2010. In the quarter ended January 31, 2009, we changed our estimate in walnut costs which resulted in a pre-tax decrease in cost of sales of approximately $2.5 million for walnut sales recognized in the first quarter of fiscal year 2009.

Selling, General and Administrative.  Selling, general and administrative expenses consist principally of salaries and benefits for sales and administrative personnel, brokerage, professional services, travel, non-manufacturing depreciation and facility costs. Selling, general and administrative expenses were $15.3 million and $28.8 million for the three and six months ended January 31, 2010 and $15.9 million and $31.7 million for the three and six months ended January 31, 2009. Selling, general and administrative expenses as a percentage of net sales were 8.3% and 7.9% for the three and six months ended January 31, 2010 and 10.6% and 9.2% for the three and six months ended January 31, 2009. The decreases were mainly due to transition service and other duplicative expenses associated with the Pop Secret acquisition incurred in fiscal year 2009.

Advertising.  Advertising expenses were $12.2 million and $18.4 million for the three and six months ended January 31, 2010 and $6.2 million and $12.1 million for the three and six months ended January 31, 2009. Advertising expenses as a percentage of net sales were 6.6% and 5.1% for the three and six months ended January 31, 2010 and 4.1% and 3.5% for the three and six months ended January 31, 2009. Advertising expenses increased in fiscal 2010 principally due to the production of the 2010 Super Bowl commercial, three new Pop Secret commercials and the launch of our “Feed your Fingers” campaign, which features in-store and on-line marketing.

Interest expense, net.  Net interest expense was $0.9 million and $2.2 million for the three and six months ended January 31, 2010 and $2.2 million and $3.6 million for the three and six months ended January 31, 2009. Net interest expense as a percentage of net sales was 0.5% and 0.6% for the three and six months ended January 31, 2010 and 1.4% and 1.0% for the three and six months ended January 31, 2009. These decreases were mainly due to lower borrowing levels.

Income taxes.  The effective tax rate for the three and six months ended January 31, 2010 was approximately 28% and 35%, which included the effect of discrete tax items. The effective tax rate for the three and six months ended January 31, 2009 was approximately 37%. Income tax expense for the last six months of fiscal year 2010 is expected to be approximately 38% of pre-tax income before the impact of any discrete tax items.

Liquidity and Capital Resources

Our liquidity is dependent upon funds generated from operations and external sources of financing.

During the six months ended January 31, 2010, cash generated from operating activities was $10.5 million, compared to $8.5 million during the six months ended January 31, 2009. The increase in cash from operating activities was primarily due to improved profitability. Cash used in investing activities was $4.2 million during the six months ended January 31, 2010 compared to $192.8 million in 2009. This change was mainly due to the acquisition of the Pop Secret popcorn business in fiscal year 2009. Cash used in financing activities during the six months ended January 31, 1010 was $19.1 million compared to $112.2 million of cash provided by financing activities in 2009. This change was primarily due to borrowings in fiscal year 2009 to fund the Pop Secret acquisition.

Our current credit facility consists of a $125 million revolving credit line and a $97.5 million term loan. Scheduled principal payments on the outstanding term loan are $6.8 million, $18.1 million, $22.7 million and $49.9 million in fiscal 2010, 2011, 2012 and 2013 (due quarterly). We paid down $10 million on this term loan in fiscal year 2009. In addition, we are required to pay down the term loan at a faster rate in the event cash flows exceed certain specified levels. The interest rate for the existing credit facility is tied to LIBOR, plus a credit spread linked to our leverage ratio.

Our current credit facility subjects us to financial and other covenants (including a debt-to-EBITDA ratio and limitations on dividends) and certain customary events of default. As of January 31, 2010, we were in compliance with all applicable financial covenants. This credit facility also requires an annual compliance certificate from our independent certified public accountants that they are not aware of any defaults under the financial covenants.

On February 25, 2010, we entered into a new, $600 million, secured credit facility agreement that, subject to closing on the Kettle Foods acquisition, we expect will replace our existing $250 million credit facility. The new credit facility, which has a five-year term, was entered into with a syndicate of lenders, for whom Bank of America, N.A. is acting as administrative agent and Banc of America Securities LLC and Barclays Capital have acted as joint lead arrangers and book managers. We refer to this new credit facility as our new Secured Credit Facility. The proceeds from debt incurred under our new Secured Credit Facility will be used to fund the Kettle Foods acquisition, repay indebtedness under our existing credit facilities and for our ongoing operational needs.

Our new Secured Credit Facility consists of a $200 million revolving credit facility and a $400 million term loan facility. We expect to incur all of the term loan, and approximately $165 million under the revolving credit facility, at the closing of the Kettle Foods acquisition. The term loan facility will be subject to quarterly amortization of principal, in the amount of $40 million per year, beginning in the fiscal quarter ending July 31, 2010. The remaining principal balance of the term loan, and any outstanding loans under the revolving credit facility, must be repaid on the fifth anniversary of initial funding. The term loan facility is also subject to mandatory prepayment with the proceeds of future equity and debt financings, asset sales in excess of $5 million per fiscal year, “extraordinary receipts” (as defined in our new Secured Credit Facility), and with 50% of our “excess cash flow” (as defined in our new Secured Credit Facility). Borrowings under our new Secured Credit Facility will bear interest based on the notice given. On three days notice, the borrowing will bear interest based on the LIBOR rate plus a credit spread ranging from 2.25% to 3.5%. On a same day basis, we can borrow at a base rate which is determined by the higher of (a) Bank of America’s prime rate; (b) Federal Funds rate plus 50 basis points; or (c) the LIBOR rate plus 100 basis points, and a credit spread ranging from 1.25% to 2.5%. The credit spreads are based on our consolidated leverage ratio (defined as the ratio of our total debt to EBITDA). Our new Secured Credit Facility is secured by a security interest in all of our real and personal property, other than property held by certain non-U.S. subsidiaries, and including the stock of our subsidiaries (limited to 66% of the stock in the case of certain non-U.S. subsidiaries). Our new Secured Credit Facility also provides for customary affirmative and negative covenants, including requirements that we maintain a maximum consolidated leverage ratio of not more than 4.75 to 1.00, reducing annually over the term of the facility to reach 3.25 to 1.00 on April 30, 2014, and a requirement that we maintain a minimum fixed charge coverage ratio (defined as EBITDA minus capital expenditures, interest charges and cash tax payments, divided by the sum of our interest expense, principal payments and dividends) of 1.10 to 1.00 through October 30, 2012, 1.20 to 1.00 through October 30, 2013, and 1.25 to 1.00 through maturity.

Our new Secured Credit Facility also contains covenants that restrict our ability to (1) incur liens on our property, (2) incur indebtedness (including guarantees and other contingent obligations, (3) make dispositions of assets, (4) acquire other companies and businesses, (5) make investments in companies that are not our subsidiaries and (6) make restricted payments which could limit our ability to pay dividends.

Working capital and stockholders’ equity were $61.0 million and $197.2 million at January 31, 2010, respectively, compared to $51.4 million and $173.3 million at July 31, 2009, respectively, and $42.6 million and $163.9 million at January 31, 2009, respectively. The increases in working capital were mainly due to the reduction of our revolving line of credit.

We believe our cash and cash equivalents and cash expected to be provided from our operations, in addition to borrowings available under our new Secured Credit Facility if we complete the Kettle Foods acquisition, or under our existing credit facility if we do not complete the Kettle Foods acquisition, will be sufficient to fund our contractual commitments, repay obligations as required, and fund our operational requirements for at least the next twelve months.

Effects of Inflation

There has been no material change in our exposure to inflation from that discussed in our 2009 Annual Report on Form 10-K.

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Our critical accounting policies are set forth below.

Revenue Recognition.  We recognize revenue when persuasive evidence of an arrangement exists, title and risk of loss has transferred to the buyer (based upon terms of shipment), price is fixed, delivery occurs and collection is reasonably assured. Revenues are recorded net of estimated rebates, introductory or slotting payments, coupons, promotion and marketing allowances. Customers have the right to return certain products. Product returns are estimated based upon historical results and are reflected as a reduction in net sales.

Inventories.  All inventories are accounted for on a lower of cost (first-in, first-out) or market basis.

We have entered into long-term Walnut Purchase Agreements with growers, under which they deliver their entire walnut crop to us during the Fall harvest season and we determine the purchase price for this inventory by March 31, or later, of the following year. This purchase price will be a price determined by us in good faith, taking into account market conditions, crop size, quality, and nut varieties, among other relevant factors. Since the ultimate price to be paid will be determined each March, or later, subsequent to receiving the walnut crop, we must make an estimate of this price for interim financial statements. Those estimates may subsequently change and the effect of the change could be significant.

Valuation of Long-lived and Intangible Assets and Goodwill.  We periodically review long-lived assets and certain identifiable intangible assets for impairment in accordance with ASC 360, “Property, Plant, and Equipment.” Goodwill and intangible assets not subject to amortization are reviewed annually for impairment in accordance with ASC 350, “Intangibles — Goodwill and Other,” or more often if there are indications of possible impairment.

The analysis to determine whether or not an asset is impaired requires significant judgments that are dependent on internal forecasts, including estimated future cash flows, estimates of long-term growth rates for our business, the expected life over which cash flows will be realized, and assumed royalty and discount rates. Changes in these estimates and assumptions could materially affect the determination of fair value and any impairment charge. While the fair value of these assets exceeds their carrying value based on our current estimates and assumptions, materially different estimates and assumptions in the future in response to changing economic conditions, changes in our business or for other reasons could result in the recognition of impairment losses.

For assets to be held and used, including acquired intangible assets subject to amortization, we initiate our review whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability of an asset is measured by comparison of its carrying amount to the expected future undiscounted cash flows that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Significant management judgment is required in this process.

We test our brand intangible assets not subject to amortization for impairment in the fourth quarter of each year, or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. In testing brand intangibles for impairment, we compare the fair value with the carrying value. The determination of fair value is based on a discounted cash flow analysis, using inputs such as forecasted future revenues attributable to the brand, assumed royalty rates, and a risk-adjusted discount rate that approximates our estimated cost of capital. If the carrying value exceeds the estimated fair value, the brand intangible asset is considered impaired, and an impairment loss will be recognized in an amount equal to the excess of the carrying value over the fair value of the brand intangible asset.

We perform our annual goodwill impairment test required by ASC 350 in the fourth quarter of each year. In testing goodwill for impairment, we initially compare the fair value of the Company’s single reporting unit with the net book value of the Company since it represents the carrying value of the reporting unit. We have one operating and reportable segment. If the fair value of the reporting unit is less than the carrying value of the reporting unit, we perform an additional step to determine the implied fair value of goodwill. The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all assets and liabilities and then computing the excess of the reporting units’ fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, the excess represents the amount of goodwill impairment. Accordingly, we would recognize an impairment loss in the amount of such excess. Our impairment assessment employs present value techniques and involves the use of significant estimates and assumptions, including a projection of future revenues, gross margins, operating costs and cash flows, as well as general economic and market conditions and the impact of planned business and operational strategies. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from these estimates. We also consider the estimated fair value of our reporting unit in relation to the Company’s market capitalization.

We can not guarantee that a material impairment charge will not be recorded in the future.

Employee Benefits.  We incur various employment-related benefit costs with respect to qualified and nonqualified pension and deferred compensation plans. Assumptions are made related to discount rates used to value certain liabilities, assumed rates of return on assets in the plans, compensation increases, employee turnover and mortality rates. Different assumptions could result in the recognition of differing amounts of expense over different periods of time.

Income Taxes.  We account for income taxes in accordance with ASC 740, “Income Taxes.” This guidance requires that deferred tax assets and liabilities be recognized for the tax effect of temporary differences between the financial statement and tax basis of recorded assets and liabilities at current tax rates. This guidance also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The recoverability of deferred tax assets is based on both our historical and anticipated earnings levels and is reviewed periodically to determine if any additional valuation allowance is necessary when it is more likely than not that amounts will not be recovered.

Accounting for Stock-Based Compensation.  We account for stock-based compensation arrangements, including stock option grants and restricted stock awards, in accordance with the provisions of ASC 718, “Compensation — Stock Compensation.” Under this guidance, compensation cost is recognized based on the fair value of equity awards on the date of grant. The compensation cost is then amortized on a straight-line basis over the vesting period. We use the Black-Scholes option pricing model to determine the fair value of stock options at the date of grant. This model requires us to make assumptions such as expected term, volatility, and forfeiture rates that determine the stock options’ fair value. These key assumptions are based on historical information and judgment regarding market factors and trends. If actual results are not consistent with our assumptions and judgments used in estimating these factors, we may be required to increase or decrease compensation expense, which could be material to our results of operations.

Recent Accounting Pronouncements

See Note 2 of the notes to condensed consolidated financial statements contained in our Quarterly Report on Form 10-Q for the three months ended January 31, 2010.

MANAGEMENT

Executive Officers

Name	Age	Position

Michael J. Mendes	46	Chairman, President and Chief Executive Officer
Steven M. Neil	57	Chief Financial and Administrative Officer, Executive Vice President and Director
Lloyd J. Johnson	47	Chief Sales Officer, Executive Vice President
Andrew Burke	43	Executive Vice President, Chief Marketing Officer
Linda B. Segre	49	Senior Vice President, Corporate Strategy and Communications
Stephen E. Kim	40	Senior Vice President, General Counsel and Human Resources

Michael J. Mendes has served as Chairman, President and Chief Executive Officer of Diamond Foods since January 2010. From 1998 until January 2010, he served as our President and Chief Executive Officer, prior to which he served as our Vice President of International Sales and Marketing after joining the company in 1991. Mr. Mendes was Manager of International Marketing of the Dole Food Company from 1989 to 1991. He has served as Chairman of the Grocery Manufacturers Association’s President’s Advisory Council, and currently serves on the Board of Directors of the Grocery Manufacturers Association. Mr. Mendes is currently on the Advisory Board of the Wine Group, a wine company, and has served on the boards of various industry associations. He holds a B.S. from the California Polytechnic State University, San Luis Obispo, and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

Steven M. Neil has served as our Executive Vice President and Chief Financial and Administrative Officer since March 2008. Prior to joining Diamond as an executive officer, Mr. Neil was Executive Vice President and Chief Financial Officer of The Cooper Companies, Inc., a company that manufactures specialty healthcare products, from April 2007 until March 2008. From January 2005 to April 2007, Mr. Neil was Vice President and Chief Financial Officer of The Cooper Companies. From 2003 to January 2005, he served as Executive Vice President, Chief Financial Officer and Secretary of Ocular Sciences, Inc., a contact lens company. From 1997 to 2003, he was Executive Vice President, Finance, Chief Financial Officer, Treasurer and Secretary of Sola International, a marketer of eyeglass lenses. He holds a B.A. from the University of California, Santa Barbara, and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

Lloyd J. Johnson has served as our Executive Vice President and Chief Sales Officer since September 2008. From July 2005 until August 2008, Mr. Johnson was a Senior Vice President for Expedia Inc., an online travel service company, during which time he managed various divisions within the Partner Services Group. Prior to joining Expedia, Mr. Johnson was employed at Kraft Foods, Inc., a food company, where he was Vice President, Sales and Customer Development, Kraft Canada from January 2005 to June 2005, and Customer Vice President, Kroger, from 2001 to 2004. Earlier in his career, Mr. Johnson held a variety of sales and sales management positions of increasing responsibility at Nabisco Biscuit Company and Ernest & Julio Gallo Winery. Mr. Johnson holds a B.A. from Eastern Washington University.

Andrew Burke has served as our Executive Vice President, Chief Marketing Officer since January 2010. From March 2007 to January 2010, Mr. Burke was our Senior Vice President of Marketing, and from June 2006 to March 2007, he was our Vice President of Marketing. From 2004 until June 2006, Mr. Burke served as Vice President, Marketing for Economy Wine, Spirits, Sparkling Wine and Beverages, at Ernest & Julio Gallo Winery. From 1997 until 2004, Mr. Burke worked at Kraft Foods, Inc. in a variety of capacities, including as a Category Business Director from September 2003 to September 2004 and a Senior Brand Manager from 2001 until 2003. Prior to Kraft, Mr. Burke worked at Young &

Rubicam, Inc., as an Account Supervisor and Financial Analyst, and Laura Ashley, as a financial and inventory analyst. Mr. Burke holds an M.B.A from Fordham University and a B.A. from Rutgers University.

Linda B. Segre has served as Senior Vice President, Corporate Strategy and Communications since August 2009. From September 2006 until April 2009, she was a Managing Director at Google.org, the corporate philanthropy organization of Google Inc., where she oversaw the climate change and global development initiatives and managed all operational aspects of the organization. From 1995 until September 2006, Ms. Segre was Vice President, Officer and Director at The Boston Consulting Group, a global management consulting firm, and served as the Managing Director of the San Francisco office from 2001 until September 2005. She first joined The Boston Consulting Group in 1987 and worked in a number of roles with increasing responsibilities until she became a Vice President in 1995. During her tenure at Boston Consulting group, she focused on serving clients in the consumer goods and financial services sectors. From 1981 until 1985, Ms. Segre was a touring golf professional in the United States, Europe and Asia. Ms. Segre holds a B.A. from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

Stephen E. Kim has served as Senior Vice President, General Counsel and Human Resources since January 2010. From January 2008 to January 2010, Mr. Kim was Vice President, General Counsel and Human Resources, and from May 2005 to January 2008, he served as Vice President, General Counsel. Previously, Mr. Kim served as General Counsel for Oblix, Inc., a software company in Cupertino, California, from 2000 to March 2005. Before joining Oblix, Inc., Mr. Kim was an attorney with Wilson, Sonsini, Goodrich and Rosati, a law firm located in Palo Alto, California, from 1996 to 1999 and Weil Gotshal & Manges, a law firm located in New York, New York, from 1994 to 1996. Mr. Kim earned a B.A. from Johns Hopkins University and a J.D. from New York University School of Law.

UNDERWRITING

Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and BMO Capital Markets Corp. are acting as representatives of the underwriters and joint book-running managers of this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K and incorporate by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common stock shown opposite its name below:

Number of
Underwriters	Shares

Barclays Capital Inc.	1,890,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,530,000
BMO Capital Markets Corp.	495,000
SunTrust Robinson Humphrey, Inc.	270,000
Rabo Securities USA, Inc.	180,000
KeyBanc Capital Markets Inc.	135,000

Total	4,500,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those share of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise

Per share	$1.9425	$1.9425
Total	$8,741,250	$10,052,437.50

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $1.1655 per share. After the offering, the representatives may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us are estimated to be $750,000 (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 675,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 4,500,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

The company, all of the member of our board directors and all of our executive officers have agreed that, subject to limited exceptions described below, without the prior written consent of each of Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, we and they will not directly or indirectly, for a period of 90 days after the date of this prospectus supplement:

•	offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with SEC rules and regulations and shares of common stock that may be issued upon exercise of any options or warrants) or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other derivatives transaction that transfers to another person, in whole or in part, any of the economic benefits or risks of ownership of the common stock;

•	make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any of our other securities; or

•	publicly disclose the intention to do any of the foregoing.

The agreements described above do not apply to: bona fide gifts; certain transfers to trusts, corporations, general partnerships or limited liability companies; transfers pursuant to existing stock withholding agreements; and transfers occurring by operation of law.

The 90-day “lock-up” period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day “lock-up” period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of material event unless such extension is waived in writing by Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have informed us that they will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the NASDAQ Stock Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus supplement and the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

Relationships

Certain of the underwriters and their related entities have engaged, and may in the future engage, in commercial and investment banking transactions with us in the ordinary course of their business. They have received, and expect to receive, customary compensation and expense reimbursement for these commercial and investment banking transactions. In particular, an affiliate of Barclays Capital Inc. has served as our financial adviser in connection with our acquisition of Kettle Foods and an affiliate of KeyBanc Capital Markets provided advice to us in connection with our acquisition of Pop Secret. Banc of America Securities, Inc., an affiliate of Bank of America Merrill Lynch, is the syndicate leader in connection with our new Secured Credit Facility, and another affiliate, Bank of America, N.A., is the lender under our existing credit facility. An affiliate of KeyBanc Capital Markets Inc. is a lender under our existing credit facility. Affiliates of Barclays Capital Inc., BMO Capital Markets Corp., Rabo Securities USA, Inc. and SunTrust Robinson Humphrey, Inc. will also be lenders under our new Secured Credit Facility. In addition, affiliates of certain of the underwriters have also committed to provide the bridge financing in connection with the Kettle Foods acquisition, to the extent this offering does not result in gross proceeds of at least $150 million.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state. We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus supplement. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us, or the underwriters.

United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Australia

No prospectus supplement or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii) a person associated with the company under section 708(12) of the Corporations Act; or

(iv) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of the common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Hong Kong

The common stock may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the common stock which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

Japan

No securities registration statement (“SRS”) has been filed under Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (“FIEL”) in relation to the common stock. The common stock is being offered in a private placement to “qualified institutional investors” (tekikaku-kikan-toshika) under Article 10 of the Cabinet Office Ordinance concerning Definitions provided in Article 2 of the FIEL (the Ministry of Finance Ordinance No. 14, as amended) (“QIIs”), under Article 2, Paragraph 3, Item 2 i of the FIEL. Any QII acquiring the common stock in this offer may not transfer or resell those shares except to other QIIs.

Korea

The common stock may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder.

The common stock has not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the common stock may not be resold to Korean residents unless the purchaser of the common stock complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the common stock.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore (the “SFA”), (ii) to a “relevant person” as defined in Section 275(2) of the SFA, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the common stock is subscribed and purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the common stock under Section 275 of the SFA except:

(i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) and in accordance with the conditions, specified in Section 275 of the SFA;

(ii) (in the case of a corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of a trust) where the transfer arises from an offer that is made on terms that such rights or interests are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(iii) where no consideration is or will be given for the transfer; or

(iv) where the transfer is by operation of law.

By accepting this prospectus supplement, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby will be passed upon for us by Fenwick & West LLP, Mountain View, California. Members of the firm of Fenwick & West LLP do not hold any shares of our common stock. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Diamond Foods, Inc. and subsidiaries as of and for the three years in the period ended July 31, 2009, included and incorporated by reference in this prospectus supplement, and the effectiveness of Diamond Food, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included and incorporated by reference herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to changes in accounting principals). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the General Mills Popcorn Business (Pop Secret) incorporated by reference into this prospectus supplement from the Company’s current report on Form 8-K/A filed with the SEC on December 1, 2008, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited financial statements of Lion/Stove Luxembourg Investment 2 S.à.r.l. and subsidiaries as of 30 September 2009 and 2008 and for the three years ended 30 September 2009, which are included in this prospectus supplement, have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the following location:

Public Reference Room
100 F Street, N.E., Room 1580
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, we are required to file electronic versions of those materials with the SEC through the SEC’s EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding Registrants that file electronically with the SEC. Reports and other information concerning us may also be inspected at the offices of the NASDAQ Stock Market at 1735 K Street, N.W., Washington, D.C. 20006

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC’s principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus supplement. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

This prospectus supplement incorporates by reference the documents listed below, which we have filed with the SEC:

•	our Annual Report on Form 10-K for our fiscal year ended 2009, filed on September 30, 2009 (including our 2009 Proxy Statement filed on November 20, 2009 to the extent incorporated by reference therein);

•	our Quarterly Report on Form 10-Q for our fiscal quarter ended October 31, 2009, filed on December 3, 2009;

•	our Quarterly Report on Form 10-Q for our fiscal quarter ended January 31, 2010, filed on February 25, 2010;

•	our Current Reports on Form 8-K or 8-K/A filed on December 1, 2008, February 25, 2010 (excluding information furnished under Item 7.01 and related exhibits under Item 9.01) and March 3, 2010; and

•	the description of our common stock, $0.001 par value per share, as filed with the SEC pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendments or reports filed for the purpose of updating such description, and including the description of the Series A Junior Preferred Stock Purchase Rights as contained in our Registration Statement on Form 8-A filed July 15, 2005.

We incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than the portions of those made pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC) between the date of this prospectus supplement relates and the termination of the offering of the securities. These documents may include periodic reports, like Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as Proxy Statements. Any material that we subsequently file with the SEC will automatically update and replace the information previously filed with the SEC.

This prospectus supplement and the accompanying prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date thereof or the date of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus supplement and the accompanying prospectus is delivered, upon written or oral request, at no cost, a copy of any and all of the information that is incorporated by reference in this prospectus supplement and the accompanying prospectus.

Requests for such documents should be directed to:

BOB PHILIPPS
Vice President, Investor Relations and Treasury
Diamond Foods, Inc.
600 Montgomery Street, 17th Floor
San Francisco, CA 94111
Tel: (415) 445-7426
Fax: (209) 933-6850

You may also access the documents incorporated by reference in this prospectus supplement and the accompanying prospectus through our website at www.diamondfoods.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus supplement and the accompanying prospectus or the registration statement of which it forms a part.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Diamond Foods, Inc.
San Francisco, California

We have audited the accompanying consolidated balance sheets of Diamond Foods, Inc. and subsidiaries (the “Company”) as of July 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended July 31, 2009. We also have audited the Company’s internal control over financial reporting as of July 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diamond Foods, Inc. and subsidiaries as of July 31, 2009 and

2008, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” effective August 1, 2007. As discussed in Note 14 to the consolidated financial statements, in fiscal year 2007, the Company adopted Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”

/s/ Deloitte & Touche LLP

San Francisco, California
September 30, 2009

DIAMOND FOODS, INC.

CONSOLIDATED BALANCE SHEETS

	July 31,
	2009	2008
	(In thousands, except share and per share information)

ASSETS
Current assets:
Cash and cash equivalents	$24,802	$74,279
Trade receivables, net	33,492	46,256
Inventories	85,027	88,526
Deferred income taxes	13,109	7,387
Prepaid expenses and other current assets	3,594	4,261

Total current assets	160,024	220,709
Property, plant and equipment, net	51,115	34,606
Deferred income taxes	6,230	5,802
Goodwill	76,076	5,432
Other intangible assets, net	97,883	3,473
Other long-term assets	3,564	3,245

Total assets	$394,892	$273,267

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$15,000	$—
Accounts payable and accrued liabilities	64,453	42,251
Payable to growers	29,149	56,942

Total current liabilities	108,602	99,193
Long-term obligations	100,085	20,204
Deferred income taxes	1,221	—
Other liabilities	11,643	7,647
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value; Authorized: 5,000,000 shares; no shares issued or outstanding	—	—
Common stock, $0.001 par value; Authorized: 100,000,000 shares; 16,753,796 and 16,340,076 shares issued and 16,552,019 and 16,180,771 shares outstanding at July 31, 2009 and 2008, respectively	17	16
Treasury stock, at cost: 201,777 and 159,305 shares at July 31, 2009 and 2008	(4,256)	(3,203)
Additional paid-in capital	122,817	112,550
Accumulated other comprehensive income (loss)	(1,296)	1,584
Retained earnings	56,059	35,276

Total stockholders’ equity	173,341	146,223

Total liabilities and stockholders’ equity	$394,892	$273,267

See notes to consolidated financial statements.

DIAMOND FOODS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended July 31,
	2009	2008	2007
	(In thousands, except per share information)

Net sales	$570,940	$531,492	$522,585
Cost of sales	435,344	443,490	443,945

Gross profit	135,596	88,002	78,640
Operating expenses:
Selling, general and administrative	60,971	43,613	42,541
Advertising	28,785	20,508	20,445
Restructuring and other costs, net	—	—	(15)
Loss on termination of defined benefit plan	—	—	3,054

Total operating expenses	89,756	64,121	66,025

Income from operations	45,840	23,881	12,615
Interest expense, net	6,255	1,040	1,291
Early extinguishment of debt	2,609	—	—
Other expenses (income)	(1,711)	—	98

Income before income taxes	38,687	22,841	11,226
Income taxes	14,944	8,085	2,793

Net income	$23,743	$14,756	$8,433

Earnings per share
Basic	$1.48	$0.92	$0.53
Diluted	$1.44	$0.91	$0.53
Shares used to compute earnings per share
Basic	16,022	16,088	15,786
Diluted	16,459	16,152	15,786
Dividends declared	$0.18	$0.18	$0.12

See notes to consolidated financial statements.

DIAMOND FOODS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

						Accumulated
				Additional		Other	Total
	Common Stock		Treasury	Paid-In	Retained	Comprehensive	Stockholders’
	Shares	Amount	Stock	Capital	Earnings	Income (Loss)	Equity
	(In thousands, except share information)

Balance, July 31, 2006	15,737,194	$16	$—	$93,962	$16,884	$(36)	$110,826
Shares issued under ESPP and upon stock option exercises	88,355			1,204			1,204
Stock compensation expense	23,168			5,859			5,859
ESPP disqualifying dispositions				78			78
Tax benefit — restricted stock				3			3
Treasury stock repurchased	(84,070)		(1,436)				(1,436)
Adjustment to initially apply SFAS 158						2,230	2,230
Dividends paid					(1,895)		(1,895)
Comprehensive income:
Net income					8,433		8,433
Other comprehensive income						39	39

Total comprehensive Income:	—	—	—	—	—	—	8,472

Balance, July 31, 2007	15,764,647	16	(1,436)	101,106	23,422	2,233	125,341
Shares issued under ESPP and upon stock option exercises	233,710			3,972			3,972
Stock compensation expense	257,649			6,893			6,893
Tax benefit from ESPP and stock option transactions				579			579
Treasury stock repurchased	(75,235)		(1,767)				(1,767)
Dividends paid					(2,902)		(2,902)
Comprehensive income:
Net income					14,756		14,756
Change in pension liabilities SFAS 158						(646)	(646)
Other comprehensive income						(3)	(3)

Total comprehensive income:	—	—	—	—	—	—	14,107

Balance, July 31, 2008	16,180,771	16	(3,203)	112,550	35,276	1,584	146,223
Shares issued under ESPP and upon stock option exercises	298,133	1		5,299			5,300
Stock compensation expense	115,587			3,901			3,901
Tax benefit from ESPP and stock option transactions				1,067			1,067
Treasury stock repurchased	(42,472)		(1,053)				(1,053)
Dividends paid					(2,960)		(2,960)
Comprehensive income:
Net income					23,743		23,743
Change in pension liabilities SFAS 158						(2,743)	(2,743)
Other comprehensive income						(137)	(137)

Total comprehensive income:	—	—	—	—	—	—	20,863

Balance, July 31, 2009	16,552,019	$17	$(4,256)	$122,817	$56,059	$(1,296)	$173,341

DIAMOND FOODS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended July 31,
	2009	2008	2007
	(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$23,743	$14,756	$8,433
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,362	6,420	7,561
Deferred income taxes	(2,800)	(3,022)	(1,874)
Loss on termination of defined benefit plan	—	—	2,575
Tax benefit related to stock-based compensation plans	—	579	81
Excess tax benefit from ESPP and stock option transactions	(1,067)	(579)	(81)
Stock-based compensation	3,901	6,893	5,859
Gain on sale of property held for sale	—	—	(1,193)
Other, net	858	4	56
Changes in assets and liabilities (excluding business acquired):
Trade receivables	12,764	4,406	(1,048)
Inventories	10,316	2,093	8,077
Prepaid expenses and income taxes and other current assets	1,053	10	1,581
Other assets	10	24	454
Accounts payable and accrued liabilities	21,231	15,475	(1,871)
Payable to growers	(27,793)	(175)	(24,785)
Other liabilities	(210)	192	(11)

Net cash provided by operating activities	53,368	47,076	3,814
CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from sale of property, plant and equipment	129	12	2,941
Purchases of property, plant, and equipment	(7,994)	(6,583)	(6,790)
Acquisition of Pop Secret business	(190,224)	—	—
Payment of Harmony acquisition costs	—	—	(197)
Other	4	299	419

Net cash used in investing activities	(198,085)	(6,272)	(3,627)
CASH FLOWS FROM FINANCING ACTIVITIES:
Notes payable repayments	(30,141)	(162)	—
Proceeds from issuance of long-term debt	125,000	—	—
Debt issuance costs	(1,973)	—	—
Issuance of common stock under stock plans	5,300	3,972	1,204
Dividends paid	(2,960)	(2,902)	(1,895)
Excess tax benefit from ESPP and stock option transactions	1,067	579	81
Purchases of treasury stock	(1,053)	(1,767)	(1,436)

Net cash provided by (used in) financing activities	95,240	(280)	(2,046)
Net increase (decrease) in cash and cash equivalents	(49,477)	40,524	(1,859)
Cash and cash equivalents:
Beginning of period	74,279	33,755	35,614

End of period	$24,802	$74,279	$33,755

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$5,989	$1,183	$1,638
Income taxes	19,438	5,945	3,878
Non-cash investing activities:
Liabilities related to Pop Secret acquisition	1,660	—	—
Accrued capital expenditures	497	391	94
Non-cash financing activities:
Capital lease obligations incurred	—	—	507

See notes to consolidated financial statements.

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2009, 2008 and 2007
(In thousands, except share and per share information)

(1)	Organization and Significant Accounting Policies

Business

Diamond processes, markets and distributes culinary, in-shell and ingredient/food service nuts and snack products. The Company obtains the majority of its walnuts from growers who are located in California and through July 26, 2005, were members of Diamond Walnut. The Company obtains its other nuts from independent suppliers. Diamond sells products to approximately 1,250 customers, including over 140 international customers. In general, the Company sells directly to retailers, particularly large national grocery and club stores, mass merchandisers, and drug store chains, and indirectly through wholesale distributors who serve independent and small regional retail grocery store chains and convenience stores.

On September 15, 2008, Diamond completed its acquisition of the Pop Secret popcorn business from General Mills, Inc. for a purchase price of approximately $190 million in cash. The acquisition was accounted for as a business combination in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.”

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”). Prior to August 1, 2005 the Company’s financial statements were prepared in accordance with GAAP for agricultural cooperative associations. The principal difference relates to accounting for walnut inventories received from cooperative members. As a cooperative association, Diamond used the net realizable value method to value these inventories. Walnuts received by Diamond subsequent to July 31, 2005 are accounted for on a lower of cost (first-in, first-out) or market basis. Management evaluated the Company’s consolidated financial statements for the year ended July 31, 2009 for subsequent events through September 30, 2009, the date the consolidated financial statements were issued.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to inventories, trade receivables, fair value of investments, useful lives of property, plant and equipment and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for management’s judgments about the carrying values of assets and liabilities.

Certain Risks and Concentrations

The Company’s revenues are principally derived from the sale of culinary, in-shell and ingredient/food service nuts and snack products, the market for which is highly competitive. Significant changes in customer buying behavior could adversely affect the Company’s operating results. Sales to the Company’s largest customer accounted for approximately 21%, 22% and 19% of net sales in 2009, 2008 and 2007, respectively. Sales to the second largest customer accounted for approximately 13%, 13% and 10% of net sales in 2009, 2008 and 2007, respectively.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include investment of surplus cash in securities (primarily money market funds) with maturities at date of purchase of three months or less.

Inventories

All inventories are accounted for at the lower of cost (first-in, first-out) or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of assets of approximately thirty years for buildings and ranging from three to fifteen years for equipment.

Slotting and Other Contractual Arrangements

In certain situations, the Company pays slotting fees to retail customers to acquire access to shelf space. These payments are recognized as a reduction of sales. In addition, the Company makes payments pursuant to contracts that stipulate the term of the agreement, the quantity and type of products to be sold and other requirements. Payments pursuant to these agreements are capitalized and included in other current and long-term assets, and are amortized on a straight-line basis over the term of the contract. The Company expenses payments if no written arrangement exists.

Impairment of Long-Lived and Intangible Assets and Goodwill

Management periodically reviews long-lived assets and certain identifiable intangible assets for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.” Goodwill and intangible assets not subject to amortization are reviewed annually for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” or more often if there are indicators of possible impairment.

The analysis to determine whether or not an asset is impaired requires significant judgments that are dependent on internal forecasts, including estimated future cash flows, estimates of long-term growth rates for our business, the expected life over which cash flows will be realized, and assumed royalty and discount rates. Changes in these estimates and assumptions could materially affect the determination of fair value and any impairment charge. While the fair value of these assets exceeds their carrying value based on management’s current estimates and assumptions, materially different estimates and assumptions in the future in response to changing economic conditions, changes in the business or for other reasons could result in the recognition of impairment losses.

For assets to be held and used, including acquired intangibles assets subject to amortization, the Company initiates a review whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability of an asset is measured by comparison of its carrying amount to the expected future undiscounted cash flows that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Significant management judgment is required in this process.

The Company tests its brand intangible assets not subject to amortization for impairment annually, or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. In testing brand intangibles for impairment, Diamond compares the fair value with the carrying value. The determination of fair value is based on a discounted cash flow analysis, using inputs such as forecasted future revenues attributable to the brand, assumed royalty rates, and a risk-adjusted discount rate that approximates our estimated cost of capital. If the carrying value exceeds the estimated fair value, the brand intangible asset is considered impaired, and an impairment loss will be recognized in an amount equal to the excess of the carrying value over the fair value of the brand intangible asset.

The Company performs its annual goodwill impairment test required by SFAS No. 142 in the fourth quarter of each year. In testing goodwill for impairment, Diamond initially compares the fair value of the Company’s single reporting unit with the net book value of the Company since it represents the carrying value of the reporting unit. Diamond has one operating and reportable segment. If fair value of the reporting unit is less than the carrying value of the reporting unit, we perform an additional step to determine the implied fair value of goodwill. The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all assets and liabilities and then computing the excess of the reporting units’ fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, the excess represents the amount of goodwill impairment. Accordingly, the Company would recognize an impairment loss in the amount of such excess. Diamond’s impairment assessment employs present value techniques and involves the use of significant estimates and assumptions, including a projection of future revenues, gross margins, operating costs and cash flows, as well as general economic and market conditions and the impact of planned business and operational strategies. The Company bases its fair value estimates on assumptions management believes to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from these estimates. The Company also considers the estimated fair value of the reporting unit in relation to the Company’s market capitalization.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, title and risk of loss has transferred to the buyer, price is fixed, delivery occurs and collection is reasonably assured. Revenues are recorded net of rebates, introductory or slotting payments, coupons, promotion and marketing allowances. Customers have the right to return certain products. Product returns are estimated based upon historical results and are reflected as a reduction in net sales.

Promotion and Advertising Costs

Promotional allowances, customer rebates, coupons and marketing allowances are recorded at the time the related revenue is recognized and are reflected as reductions of net sales. Annual volume rebates, promotion, and marketing allowances are recorded based upon the terms of the arrangements. Coupon incentives are recorded at the time of distribution in amounts based on estimated redemption rates. The Company expenses advertising costs as incurred. Payments to certain customers to reimburse them for cooperative advertising programs are recorded in accordance with Emerging Issues Task Force (“EITF”) No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer.”

Shipping and Handling Costs

Amounts billed to customers for shipping and handling costs are included in net sales. Shipping and handling costs are charged to cost of sales as incurred.

Income Taxes

Diamond accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires that deferred tax assets and liabilities be recognized for the tax effect of temporary differences between the financial statement and tax basis of recorded assets and liabilities at current tax rates. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The recoverability of deferred tax assets is based on both the historical and anticipated earnings levels and is reviewed periodically to determine if any additional valuation allowance is necessary when it is more likely than not that amounts will not be recovered. Effective August 1, 2007, Diamond adopted the provisions of FIN No. 48 which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” Upon adoption, Diamond recorded a non-current liability of $0.2 million and a non-current deferred tax asset for unrecognized tax benefits of approximately $0.2 million.

Fair Value of Financial Instruments

The fair value of certain financial instruments, including cash and cash equivalents, trade receivables, accounts payable and accrued liabilities approximate the amounts recorded in the balance sheet because of the relatively short term nature of these financial instruments. The fair value of notes payable and long-term obligations at the end of each fiscal period approximates the amounts recorded in the balance sheet based on information available to Diamond with respect to current interest rates and terms for similar financial instruments.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements, including stock option grants and restricted stock awards, in accordance with the provisions of SFAS No. 123(R) “Share-Based Payment.” Under SFAS No. 123(R), compensation cost is recognized based on the fair value of equity awards on the date of grant. The compensation cost is then amortized on a straight-line basis over the vesting period. The Black-Scholes option pricing model is used to determine the fair value of stock options at the date of grant. This model requires the Company to make assumptions such as expected term, dividends, volatility, and forfeiture rates that determine the stock options fair value. These key assumptions are based on historical information and judgment regarding market factors and trends. If actual results are not consistent with the Company’s assumptions and judgments used in estimating these factors, the Company may be required to increase or decrease compensation expense, which could be material to its results of operations.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) confirmed that the Codification will become the single official source of authoritative U.S. GAAP (other than guidance issued by the SEC), superseding all other accounting literature except that issued by the SEC. Beginning July 2009, only one level of authoritative U.S. GAAP exists. All other literature will be considered non-authoritative. The Codification does not change U.S. GAAP. The Codification becomes effective for interim and annual periods ending on or after September 15, 2009. The Company will reference the Codification beginning in the first quarter of fiscal year 2010.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events,” which established principles and requirements for subsequent events. The statement details the period after the balance sheet date during which the Company should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which the Company should recognize events or transactions occurring after the balance sheet date in its financial statements and the required disclosures for such events. This statement is effective for interim or annual reporting periods ending after June 15, 2009. The Company adopted SFAS No. 165 on its fiscal year ended July 31, 2009. See “Basis of Presentation” under Note 1.

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employer’s Disclosures about Postretirement Benefit Plan Assets.” FSP FAS 132(R)-1 requires additional disclosures about plan assets for defined benefit pension and other postretirement benefit plans. FSP FAS 132(R)-1 will be effective for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact that FSP FAS 132(R)-1 will have on its consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.” FSP EITF 03-6-1 provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Early application is not permitted. Upon adoption, a company is required to retrospectively adjust its EPS data (including any amounts related to interim periods, summaries of earnings, and selected financial data) to conform with the provisions of FSP EITF 03-6-1. The Company is currently evaluating the impact that FSP EITF 03-6-1 will have on its consolidated financial statements.

(2)	Fair Value of Financial Instruments

In the first quarter of fiscal year 2009, the Company entered into an interest rate swap agreement in accordance with Company policy to mitigate the impact of LIBOR based interest rate fluctuations on Company profitability. The swap agreement, with a total hedged notional of $47.5 million, was entered into to hedge future cash flows associated with a portion of the Company’s variable rate bank debt, which was used to finance the Pop Secret acquisition. On January 22, 2009, the company terminated this swap, which was set to mature on October 30, 2009. As a result of this swap termination, the Company realized a loss of approximately $695 to be amortized from other comprehensive income to interest expense through October 30, 2009, the original life of the swap.

In the second quarter of fiscal year 2009, the Company entered into a new interest rate swap agreement in accordance with Company policy to mitigate the impact of LIBOR based interest rate fluctuations on Company profitability. This new swap does not qualify for hedge accounting.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 applies to all assets and liabilities that are being measured and reported on a fair value basis. SFAS No. 157 requires new disclosures that establish a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. In February 2008, the FASB issued FSP No. 157-2, “The Effective Date of FASB Statement No. 157,” which delays the effective date of SFAS No. 157 for all nonfinancial assets and liabilities, except those recognized or disclosed at fair value on a recurring basis, until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This includes fair value calculated in impairment assessments of goodwill, indefinite-lived intangible assets, and other long-lived assets.

Effective August 1, 2008, the Company adopted SFAS No. 157 for financial assets and liabilities recognized at fair value on a recurring basis. The partial adoption of SFAS No. 157 for financial assets and liabilities did not have a material impact on the Company’s results of operations, cash flows or financial position. The Company has not applied the provisions of SFAS No. 157 for the fair value measurement of the nonfinancial assets and nonfinancial liabilities that we recorded in connection with business acquisition during the year. The Company will adopt the provisions of SFAS No. 157 regarding nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis on August 1, 2009.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.” FSP FAS 157-3 clarifies the application of SFAS No. 157 in a market that is not active and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active and the use of market quotes when assessing the relevance of observable and unobservable data. FSP FAS 157-3 is effective for all periods presented in accordance with SFAS No. 157. The guidance in FSP FAS 157-3 is effective immediately and did not have an impact on the Company upon adoption.

The carrying value and estimated fair value of the Company’s financial instruments (interest rate swap asset) as of July 31, 2009 are $250.

SFAS No. 157 requires that assets and liabilities carried at fair value be classified and disclosed based on the following criteria:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs that are not corroborated by market data

At July 31, 2009, the derivative interest rate swap fair value is a Level 2 instrument.

The Company has elected to use the income approach to value the derivative, using observable Level 2 market expectations at the measurement date and standard valuation techniques to convert future amounts to a single present amount assuming that participants are motivated, but not compelled to transact. Level 2 inputs for the valuations are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts on LIBOR for the first two years) and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash and swap rates, and credit risk at commonly quoted intervals). Mid-market pricing is used as a practical expedient for fair value measurements. Under SFAS No. 157, the fair value measurement of an asset or liability must reflect the nonperformance risk of the entity and the counterparty. Therefore, the impact of the counterparty’s creditworthiness when in an asset position and the Company’s creditworthiness when in a liability position has also been factored into the fair value measurement of the derivative instruments and did not have a material impact on the fair value of the derivative instruments. Both the counterparty and the Company are expected to continue to perform under the contractual terms of the instruments.

(3)	Stock-Based Compensation

The Company uses a broad based equity incentive plan to help align employee and director incentives with stockholders’ interests. The 2005 Equity Incentive Plan (the “Plan”) was approved in March 2005 and provides for the awarding of options, restricted stock, stock bonuses, restricted stock units, and stock appreciation rights. The Compensation Committee of the Board of Directors administers the Plan. A total of 2,500,000 shares of common stock were initially reserved for issuance under the Plan, and the number of shares available for issuance under the Plan is increased by an amount equal to 2% of the Company’s total outstanding shares as of July 31 each year.

In 2005, the Company began granting shares of restricted stock and stock options under the Plan. The shares of restricted stock vest over three or four-year periods. The stock options expire in ten years and vest over three or four years. As of July 31, 2009, options to purchase 1,331,737 shares of common stock were outstanding, of which 1,107,369 were exercisable. At July 31, 2009, the Company had 678,492 shares available for future grant under the Plan.

SFAS No. 123(R) requires the recognition of compensation expense in an amount equal to the fair value of share-based awards. Beginning with its adoption by the Company in August 2005, the fair value of all stock options granted subsequent to August 1, 2005 will be recognized as an expense in the Company’s statement of operations, typically over the related vesting period of the options. SFAS No. 123(R) requires use of fair value computed at the date of grant to measure share-based awards. The fair value of restricted stock awards is recognized as stock-based compensation expense over the vesting period, generally three or four years from date of grant or award.

Stock Option Awards:  The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option valuation model. Expected stock price volatilities were estimated based on the Company’s implied historical volatility. The expected term of options granted and forfeiture rates were based on assumptions and historical data to the extent it is available. The risk-free rates were based on U.S. Treasury yields for notes with comparable terms as the option grants, in effect at the time of the grant. For purposes of this valuation model, dividends are based on the historical rate. Assumptions used in the Black-Scholes model are presented below (for the year ended July 31):

	2009	2008	2007

Average expected life, in years	6	5	6
Expected volatility	38.50%	32.57%	30.00%
Risk-free interest rate	3.23%	3.71%	4.75%
Dividend rate	0.70%	0.91%	0.72%

The following table summarizes option activity during the years ended July 31, 2009, 2008 and 2007:

		Weighted Average	Weighted Average
		Exercise Price Per	Remaining	Aggregate Intrinsic
	Number of Shares	Share	Contractual Life	Value
	(In thousands)		(In years)	(In thousands)

Outstanding at July 31, 2006	1,648	$17.43	9.2	$—
Granted	117	16.93
Exercised	(35)	16.97
Cancelled	(109)	17.88

Outstanding at July 31, 2007	1,621	17.37	8.3	$226
Granted	140	21.43
Exercised	(207)	17.31
Cancelled	(44)	17.87

Outstanding at July 31, 2008	1,510	17.74	7.5	$9,979
Granted	128	26.06
Exercised	(294)	17.78
Cancelled	(12)	17.24

Outstanding at July 31, 2009	1,332	18.54	6.9	$12,871

Exercisable at July 31, 2007	877	17.18	8.2	$159
Exercisable at July 31, 2008	1,212	17.32	7.3	$8,483
Exercisable at July 31, 2009	1,107	17.76	6.6	$11,562

The weighted average fair value of options granted during 2009, 2008 and 2007 was $10.67, $6.95 and $5.91, respectively. The total intrinsic value of options exercised during 2009, 2008 and 2007 was $2,816, $501 and $55, respectively. The total fair value of options vested during 2009, 2008 and 2007 was $1,402, $3,127 and $3,510, respectively.

Changes in the Company’s nonvested options during 2009 are summarized as follows:

		Weighted Average
		Grant Date Fair
	Number of Shares	Value Per Share
	(In thousands)

Nonvested at July 31, 2008	298	$6.74
Granted	128	10.67
Vested	(195)	7.20
Cancelled	(6)	5.79

Nonvested at July 31, 2009	225	8.62

As of July 31, 2009, there was $1.6 million of total unrecognized compensation cost related to nonvested stock options, which is expected to be recognized over a weighted average period of 1.4 years.

Restricted Stock Awards:  Restricted stock activity during 2009, 2008 and 2007 is summarized as follows:

		Weighted
		Average Grant
	Number of	Date Fair Value
	Shares	Per Share
	(In thousands)

Outstanding at July 31, 2006	529	$17.52
Granted	27	16.75
Vested	(242)	17.37
Cancelled	(4)	19.67

Outstanding at July 31, 2007	310	17.50
Granted	318	17.73
Vested	(235)	17.33
Cancelled	(61)	17.28

Outstanding at July 31, 2008	332	17.74
Granted	194	25.80
Vested	(111)	18.02
Cancelled	(79)	19.94

Outstanding at July 31, 2009	336	21.78

The total intrinsic value of restricted stock vested in 2009, 2008 and 2007 was $2,771, $5,425 and $4,123, respectively.

As of July 31, 2009, there was $5.6 million of unrecognized compensation cost related to nonvested restricted stock awards, which is expected to be recognized over a weighted average period of 2.6 years.

Employee Stock Purchase Plan:  Under the Employee Stock Purchase Plan (“ESPP”), full-time employees are permitted to purchase a limited number of Diamond common shares with a look-back option that allows employees to purchase shares of common stock at the lower of 85% of the market value at either the date of enrollment or the date of purchase. There were 3,316 and 27,330 shares sold under this plan during the year ended 2009 and 2008. The fair value of employees’ purchase rights for compensation expense is calculated using the Black-Scholes model and the following weighted-average assumptions:

	2009	2008	2007

Average expected life, in years	0.75	0.75	0.75
Expected volatility	30.00%	30.00%	29.38%
Risk-free interest rate	4.01%	4.53%	4.84%
Dividend rate	0.90%	0.78%	0.68%

The weighted-average fair value of the purchase rights granted during fiscal year 2009 and 2008 was $5.58 and $4.41.

Suspension of the ESPP Program:  During the quarter ended April 30, 2008, the Company decided to suspend the ESPP program. For most employees, the final purchase date was May 30, 2008, and for the remainder, the program ceased on November 30, 2008.

(4)	Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similarly except that it reflects the potential dilution that could occur if dilutive securities or other obligations to issue common stock were exercised or converted into common stock.

The computations for basic and diluted earnings per share are as follows:

		Twelve Months
		Ended July 31,
	2009	2008	2007

Net income	$23,743	$14,756	$8,433
Weighted average common shares outstanding:
Basic	16,022	16,088	15,786
Effect of dilutive securities:
Options to purchase common stock	437	64	—

Diluted	16,459	16,152	15,786

Earnings Per Common Share(1):
Basic	$1.48	$0.92	$0.53
Diluted	$1.44	$0.91	$0.53

(1)	Certain computations may reflect rounding adjustments.

Options to purchase 1,331,737, 1,510,303 and 1,621,170 shares of common stock were outstanding at July 31, 2009, 2008 and 2007, respectively. Basic earnings per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common shares and includes the dilutive effect of common shares issuable upon the exercise of outstanding options, calculated using the treasury stock method. Options to purchase 58,000 shares of common stock were not included in the computation of diluted earnings per share for 2009 because their exercise prices were greater than the average market price of Diamond’s common stock of $25.84, and therefore their effect would be antidilutive. Options to purchase 168,417 shares of common stock were not included in the computation of diluted earnings per share for 2008 because their exercise prices were greater than the average market price of Diamond’s common stock of $19.80, and therefore their effect would be antidilutive. Options to purchase 1,196,775 shares of common stock were not included in the computation of diluted earnings per share for 2007 because their exercise prices were greater than the average market price of Diamond’s common stock of $16.71, and therefore their effect would be antidilutive.

(5)	Acquisition of Pop Secret

On September 15, 2008, Diamond completed its acquisition of the Pop Secret popcorn business from General Mills, Inc. for a purchase price of approximately $190 million in cash. The results of the acquisition have been included in the Company’s consolidated statement of operations since that date. Pop Secret is the second largest brand in the microwave popcorn category in U.S. grocery stores, where it has approximately a 25% market share. Pop Secret, when combined with other Diamond and Emerald branded products, offers the Company significant supply chain economies of scale and cross promotional marketing opportunities.

The acquisition has been accounted for as a business combination in accordance with SFAS No. 141, “Business Combinations.”

The total purchase price of $190 million, including $2 million in transaction related costs, has been allocated to the estimated fair values of assets acquired and liabilities assumed as follows:

Inventory	$6,817
Property, plant and equipment	17,023
Brand intangibles	62,500
Customer relationships	34,900
Goodwill	70,644
Acquisition liabilities	(1,660)

Purchase price	$190,224

Customer relationships of Pop Secret will be amortized on a straight-line basis over an estimated life of 20 years. Brand intangibles relate to the “Pop Secret” brand name, which has indefinite life, and therefore, is not amortizable.

Identifiable intangible asset amortization expense in each of the five succeeding years will amount to approximately $1,745.

Pro Forma — Financial Information

The following reflects the unaudited pro forma results of operations of the Company as if the acquisition had taken place at the beginning of fiscal years 2009 and 2008:

	Year Ended July 31
	2009	2008

Net sales	$584,449	$634,882
Net income	$24,702	$17,869
Diluted earnings per share	$1.50	$1.11

The Company incurred a one-time debt termination fee of $2.6 million for the prepayment of the Senior Notes, which was replaced by the new Senior Credit Facility acquired to fund the purchase of the Pop Secret business. This amount was included in the above pro forma results of operations for fiscal years 2009 and 2008.

(6)	Intangible Assets and Goodwill

The changes in the carrying amount of goodwill are as follows:

Balance as of July 31, 2007:	$5,432
Acquisitions/other activities	—

Balance as of July 31, 2008:	$5,432
Acquisition of Pop Secret	70,644

Balance as of July 31, 2009:	$76,076

Other intangible assets consisted of the following at July 31:

	2009	2008

Brand intangibles (not subject to amortization)	$62,500	$—
Intangible assets subject to amortization:
Customer contracts and related relationships	37,300	2,400
Trademarks and trade names	—	1,600

Total intangible assets subject to amortization	37,300	4,000

Total other intangible assets, gross	99,800	4,000

Less accumulated amortization on intangible assets:
Customer contracts and related relationships	(1,917)	(270)
Trademarks and trade names	—	(257)

Total amortization	(1,917)	(527)

Total other intangible assets, net	$97,883	$3,473

Goodwill is fully deductible for tax purposes.

Customer contracts and relationships relate primarily to underlying customer relationships from the September 2008 acquisition of Pop Secret and the May 2006 acquisition of assets from Harmony Foods Corporation. These are amortized on a straight-line basis over an average estimated life of 20 years.

Brand intangibles relate to the “Pop Secret” brand name, which has indefinite life, and therefore, is not amortizable.

Identifiable intangible asset amortization expense in each of the five succeeding years will amount to approximately $1,865.

For the period ended July 31, 2009, the total weighted average amortization period of identifiable intangible assets is approximately 20 years with amortization expense of approximately $1,761 recognized for the period (excludes impairment charge discussed below). For the periods ended July 31, 2008 and 2007, the total weighted average amortization period of identifiable intangible assets is approximately 18 years with amortization expense of approximately $234 recognized in both years.

During the quarter ended July 31, 2009, the Company recorded a $1.2 million non-cash impairment charge to write off the unamortized balance of the Harmony/Homa trademark and trade names, since we no longer utilize them as primary trade dress and concluded that they have no future value. This amount is included in selling, general and administrative expenses on the Consolidated Statements of Operations.

The Company also performed its 2009 annual impairment test of goodwill during the quarter ended July 31, 2009 and the results indicated no impairment, as the estimated fair value of goodwill exceeded its carrying amount.

(7)	Notes Payable and Long-Term Obligations

On September 15, 2008, the Company replaced its $20 million Senior Notes due December 2013 (the “Senior Notes”), the Credit Agreement dated December 2, 2004, between the Company and Bank of the West, and the Master Loan Agreement dated February 23, 2004, between the Company and CoBank ACB, as amended (collectively called the “Bank Debt”), with a new five year unsecured $250 million Senior Credit Facility (the “Credit Facility”). The proceeds of the Credit Facility were used in part to fund the $190 million purchase of the Pop Secret business from General Mills and for ongoing operational needs, as well as to repay the Senior Notes. An early termination fee of $2.6 million was incurred in connection with the prepayment of the Senior Notes.

The Credit Facility consists of a $125 million revolving credit line and a $125 million term loan. At July 31, 2009, there were no borrowings outstanding on the revolving credit line. The term loan amortizes at a rate of $15 million, $20 million, $25 million and $55 million annually, in each of the four succeeding years (due quarterly, commencing October 31, 2009). The Company paid down $10 million on this term loan in fiscal year 2009. In addition, the Company is required to pay down the term loan at a faster rate in the event cash flows and leverage exceed certain specified levels. The interest rate for the entire Credit Facility is tied to LIBOR plus a credit spread linked to our leverage ratio. For the year ended July 31, 2009, the average interest rate was 3.9%.

The Credit Facility subjects the Company to financial and other covenants (including a debt-to-EBITDA ratio and limitations on dividends) and certain customary events of default. As of July 31, 2009 and 2008, the Company was in compliance with all applicable financial covenants.

(8)	Balance Sheet Items

Inventories consisted of the following at July 31:

	2009	2008

Raw materials and supplies	$25,678	$33,501
Work in process	13,217	19,084
Finished goods	46,132	35,941

Total	$85,027	$88,526

Accounts payable and accrued liabilities consisted of the following at July 31:

	2009	2008

Accounts payable	$32,222	$21,848
Accrued salaries and benefits	11,034	7,886
Accrued promotion	19,511	8,695
Other	1,686	3,822

Total	$64,453	$42,251

(9)	Property, Plant and Equipment

Property, plant and equipment consisted of the following at July 31:

	2009	2008

Land and improvements	$1,531	$1,569
Buildings and improvements	19,518	17,265
Machinery, equipment and software	115,211	98,191
Construction in progress	7,294	5,053

Total	143,554	122,078
Less accumulated depreciation	(92,439)	(87,472)

Property, plant and equipment, net	$51,115	$34,606

(10)	Income Taxes

Income tax expense (tax benefit) consisted of the following for the year ended July 31:

	2009	2008	2007

Current
Federal	$14,831	$10,711	$4,449
State	2,913	947	218
Deferred	(2,800)	(3,573)	(1,874)

Total	$14,944	$8,085	$2,793

A reconciliation of the statutory federal income tax rate of 35% to Diamond’s effective income tax rate is as follows for the year ended July 31:

	2009	2008	2007

Federal tax computed at the statutory rate	$13,540	$7,993	$3,929
Stock-based compensation	3	264	132
Change in valuation allowance	—	—	(1,044)
Domestic production activities deduction	(894)	(691)	—
State taxes, net of federal impact	1,908	244	211
Other items, net	387	275	(435)

Income tax expense	$14,944	$8,085	$2,793

The tax effect of temporary differences and net operating losses which give rise to deferred tax assets and liabilities consist of the following as of July 31:

	2009	2008

Deferred tax assets:
Current:
Inventories	$803	$1,082
Receivables	203	179
Accruals	7,702	5,057
Retirement benefits	—	189
Employee stock compensation benefits	3,383	636
State tax	943	244
Other	75	—

Total current	13,109	7,387
Non-current:
State tax credits	3,723	3,689
Retirement benefits	5,275	4,578
Employee stock compensation benefits	1,498	608
Other	168	—

Total non-current	10,664	8,875
Deferred tax liabilities:
Non-current:
Retirement benefits	872	2,251
Property, plant and equipment	1,291	468
Intangibles	3,492	354

Total non-current	5,655	3,073

Total deferred income taxes, net	$18,118	$13,189

Composed of:
Net current deferred income taxes	$13,109	$7,387
Net long-term deferred income taxes	5,009	5,802

Total deferred income taxes, net	$18,118	$13,189

The state tax credits reported are California Enterprise Zone Credits, which have no expiration date.

On August 1, 2007, the Company adopted FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes.” Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Upon the adoption of FIN No. 48, the Company recorded a non-current liability of $0.2 million and a non-current deferred tax asset for unrecognized tax benefits of approximately $0.2 million. The total amount of unrecognized tax liability net of the unrecognized tax benefits that, if recognized, would affect the effective tax rate was nil at the date of adoption and at July 31, 2009. The Company’s policy is to recognize interest and penalties related to uncertain tax positions in income tax expense.

As of July 31, 2009, the Company had $0.1 million accrued for interest and penalties, which represents the only significant change during the year in the Company’s FIN 48 liability.

As of July 31, 2009, tax years 2003 through 2008 were open under various federal and state tax jurisdictions.

(11)	Commitments and Contingencies

In March 2008, a former grower and an organization named Walnut Producers of California filed suit against Diamond in San Joaquin County Superior Court claiming, among other things, breach of contract relating to alleged underpayment for walnut deliveries for the 2005 and 2006 crop years. The plaintiffs purport to represent a class of walnut growers who entered into contracts with Diamond. Diamond intends to defend itself vigorously against these allegations. In May 2008, Diamond argued a motion in front of the judge in the case requesting, among other things, that all class action allegations be struck from the plaintiffs’ complaint. In August 2008, the court granted Diamond’s motion. The plaintiffs have appealed the court’s ruling striking the class allegations from the complaint.

The Company has various other legal actions in the ordinary course of business. All such matters, and the matter described above, are subject to many uncertainties that make their ultimate outcomes unpredictable. However, in the opinion of management, resolution of all legal matters is not expected to have a material adverse effect on the Company’s financial condition, operating results or cash flows.

At July 31, 2009, the Company had $2.7 million of letters of credit outstanding related to normal business transactions and commitments of $1.6 million to purchase new equipment.

Operating lease expense for the year ended July 31, 2009, 2008 and 2007 was $2.5 million, $2.2 million and $2.3 million, respectively.

At July 31, 2009, future minimum payments under non-cancelable operating leases (primarily for real property) were as follows:

2010	$2,650
2011	2,578
2012	1,958
2013	1,856
2014	1,839
Thereafter	3,224

Total	$14,105

(12)	Segment Disclosures

The Company operates in a single reportable segment: the processing, marketing, and distribution of culinary, in-shell and ingredient/food service nuts and snack products. The geographic presentation of net sales below is based on the destination of the sale. The “Europe” category consists primarily of Germany, Netherlands, Spain and Italy. The “Other” category consists primarily of South Korea, Canada, Japan, Turkey and China. The geographic distributions of the Company’s net sales are as follows for the year ended July 31:

	2009	2008	2007

United States	$486,614	$412,522	$389,230
Europe	33,743	42,787	57,343
Other	50,583	76,183	76,012

Total	$570,940	$531,492	$522,585

Net sales by product line:

	2009	2008	2007

Culinary	$241,893	$239,897	$207,015
Snack	188,900	88,629	79,642
In-shell	34,333	41,885	46,460

Total North American Retail	$465,126	$370,411	$333,117

International	68,890	101,640	112,830
North American Ingredient/Food Service	34,504	56,869	73,822
Other	2,420	2,572	2,816

Total	$570,940	$531,492	$522,585

All long-lived assets are located in the United States.

(13)	Valuation Reserves and Qualifying Accounts

		Amount
	Beginning of	Charged to	Charged to	End of
	Period	Expense	Reserve	Period

Allowance for Doubtful Accounts
Year ended July 31, 2007	$598	$(228)	$(22)	$348
Year ended July 31, 2008	348	150	(57)	441
Year ended July 31, 2009	441	269	(210)	500
Deferred Tax Asset Valuation Allowance
Year ended July 31, 2007	$1,044	$(1,044)	$—	$—
Year ended July 31, 2008	—	—	—	—
Year ended July 31, 2009	—	—	—	—

(14)	Retirement Plans

Diamond provides retiree medical benefits and sponsors two defined benefit pension plans. One of the defined benefit plans is a qualified plan covering all bargaining unit employees and the other is a nonqualified plan for certain salaried employees. A third plan covering all salaried employees was terminated in 2007. The amounts shown for pension benefits are combined amounts for all plans. Diamond uses an August 1 measurement date for its plans. Plan assets are held in trust and primarily include mutual funds and money market accounts. Any employee who joined the Company after January 15, 1999 is not entitled to retiree medical benefits.

During the year ended July 31, 2007, the Company terminated the qualified defined benefit pension plan covering all salaried employees and recorded a substantially non-cash loss on termination of $3.1 million.

Adoption of SFAS. No. 158

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Company adopted the recognition and measurement provisions of this standard effective July 31, 2007 and recognized an after-tax increase in accumulated other comprehensive income of $2.2 million.

Obligations and funded status of the remaining benefit plans at July 31 are:

	Pension Benefits		Other Benefits
Change in Benefit Obligation	2009	2008	2009	2008

Benefit obligation at beginning of year	$15,666	$15,198	$4,158	$4,452
Service cost	475	645	103	101
Interest cost	1,062	961	284	279
Plan participants’ contributions	—	—	95	185
Actuarial loss (gain)	3,990	(831)	(1,991)	(516)
Benefits paid	(361)	(307)	(289)	(343)

Benefit obligation at end of year	$20,832	$15,666	$2,360	$4,158

	Pension Benefits		Other Benefits
Change in Plan Assets	2009	2008	2009	2008

Fair value of plan assets at beginning of year	$13,424	$14,518	$—	$—
Actual return on plan assets	(943)	(787)	—	—
Employer contribution	—	—	194	158
Plan participants’ contributions	—	—	95	185
Benefits paid	(361)	(307)	(289)	(343)

Fair value of plan assets at end of year	$12,120	$13,424	$—	$—

Funded status at end of year	$(8,712)	$(2,242)	$(2,360)	$(4,158)

Assets (liabilities) recognized in the consolidated balance sheets at July 31 consisted of:

	Pension Benefits		Other Benefits
	2009	2008	2009	2008

Noncurrent assets	$—	$815	$—	$—
Current liabilities	—	—	(130)	(214)
Noncurrent liabilities	(8,712)	(3,057)	(2,230)	(3,944)

Total	$(8,712)	$(2,242)	$(2,360)	$(4,158)

Amounts recognized in accumulated other comprehensive income (pre-tax) after the adoption of SFAS No. 158 as of July 31, 2009 consist of:

	Pension	Other
	Benefits	Benefits

Net loss (gain)	$8,164	$(6,499)
Prior service cost	131	—

Total	$8,295	$(6,499)

The accumulated benefit obligation for all defined benefit pension plans was $18,333 and $14,316 at July 31, 2009 and 2008.

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

	2009	2008

Projected benefit obligation	$20,832	$3,058
Accumulated benefit obligation	18,333	1,941
Fair value of plan assets	12,120	—

Components of net periodic benefit cost for the year ended July 31 were as follows:

	Pension Benefits			Other Benefits
	2009	2008	2007	2009	2008	2007

Net Periodic Benefit Cost/(Income)
Service cost	$475	$645	$1,209	$103	$101	$114
Interest cost	1,062	961	1,763	284	279	310
Expected return on plan assets	(1,059)	(1,147)	(2,236)	—	—	—
Amortization of prior service cost	26	26	(57)	—	—	—
Amortization of net (gain) loss	37	5	499	(539)	(530)	(454)

Net periodic benefit cost/(income)	541	490	1,178	(152)	(150)	(30)
Gain on curtailment of defined benefit plan	—	—	(3,039)	—	—	—
Loss on settlement of defined benefit plan(1)	—	—	5,805	—	—	—

Total benefit cost/(income)	$541	$490	$3,944	$(152)	$(150)	$(30)

(1)	Excludes $288 of costs to terminate the plan.

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $511 and $26, respectively. The estimated net gain and prior service cost for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $824 and $0, respectively.

For calculation of retiree medical benefit cost, prior service cost is amortized on a straight-line basis over the average remaining years of service to full eligibility for benefits of the active plan participants. For calculation of net periodic pension cost, prior service cost is amortized on a straight-line basis over the average remaining years of service of the active plan participants.

Assumptions

Weighted-average assumptions used to determine benefit obligations at July 31 were as follows:

	Pension Benefits			Other Benefits
	2009	2008	2007	2009	2008	2007

Discount rate	5.80%	7.00%	6.40%	5.80%	7.00%	6.40%
Rate of compensation increase	5.50	5.50	5.50	N/A	N/A	N/A

Weighted-average assumptions used to determine net periodic benefit cost for the year ended July 31 were as follows:

	Pension Benefits			Other Benefits
	2009	2008	2007	2009	2008	2007

Discount rate	7.00%	6.40%	5.91%	7.00%	6.40%	6.00%
Expected long-term return on plan assets	8.00	8.00	8.00	N/A	N/A	N/A
Rate of compensation increase	5.50	5.50	5.50	N/A	N/A	N/A

The expected long-term rate of return on plan assets is based on the established asset allocation.

Assumed trend rates for medical plans were as follows:

	2009	2008	2007

Health care cost trend rate assumed for next year	10.0%	10.5%	11.0%
Rate to which the cost trend rate assumed to decline (the ultimate trend rate)	5.0%	5.0%	5.0%
Year the rate reaches ultimate trend rate	2020	2020	2020

As of July 31, 2007, dental and vision care are no longer covered.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One	One
	Percentage	Percentage
	Point	Point
	Increase	Decrease

Effect on total of service and interest cost	$58	$(48)
Effect on post-retirement benefit obligation	272	(231)

Plan Assets

The Company’s pension plan weighted-average asset allocations at July 31 were as follows:

	2009	2008	2007

Asset Category:
Equity securities	54.4%	56.7%	73.5%
Debt securities	44.8%	42.7%	24.3%
Cash and equivalents	0.8%	0.6%	2.2%

Total	100.0%	100.0%	100.0%

Pension obligations and expenses are most sensitive to the expected return on pension plan assets and discount rate assumptions. Other post retirement benefit obligations and expenses are most sensitive to discount rate assumptions and health care cost trend rate. Diamond determines the expected return on pension plan assets based on an expectation of the average annual returns over an extended period of time. This expectation is based, in part, on the actual returns achieved by the Company’s pension plan in prior periods. The Company also considers the weighted average historical rates of return on securities with similar characteristics to those in which the Company’s pension assets are invested.

The investment objectives for the Diamond plans are to maximize total returns within reasonable and prudent levels of risk. The plan asset allocation is a key element in achieving the expected investment returns on plan assets. The current asset allocation strategy targets an allocation of 60% for equity securities and 40% for debt securities with adequate liquidity to meet expected cash flow needs. Actual asset allocation may fluctuate within acceptable ranges due to market value variability. If fluctuations cause an asset class to fall outside its strategic asset allocation range, the portfolio will be rebalanced as appropriate.

Cash Flows

Estimated future benefit payments, which reflect expected future service, as appropriate, expected to be paid are as follows:

	Pension	Other
	Benefits	Benefits

2010	$435	$130
2011	508	144
2012	530	160
2013	3,118	175
2014	634	192
2015 — 2018	4,274	946

Defined Contribution Plan

The Company also recognized defined contribution plan expenses of $524, $528 and $425 for the years ended July 31, 2009, 2008 and 2007, respectively.

(15)	Quarterly Financial Information (unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Year ended July 31, 2009
Net sales and other revenues	$195,526	$150,588	$111,010	$113,816
Gross profit(1)	41,069	33,966	27,644	32,917
Operating expenses	21,622	22,124	21,590	24,420
Net income	10,696	6,144	2,700	4,203
Basic earnings per share	0.66	0.38	0.16	0.26
Basic shares (in thousands)	16,308	16,377	16,410	16,187
Diluted earnings per share	0.64	0.37	0.16	0.25
Diluted shares (in thousands)	16,656	16,687	16,733	16,661
Year ended July 31, 2008
Net sales and other revenues	$184,537	$133,798	$100,009	$113,148
Gross profit(2)	29,549	22,427	17,324	18,702
Operating expenses	15,744	17,880	15,237	15,260
Net income	8,342	2,674	1,106	2,634
Basic earnings per share	0.52	0.17	0.07	0.16
Basic shares (in thousands)	15,994	16,044	16,111	16,203
Diluted earnings per share	0.52	0.17	0.07	0.16
Diluted shares (in thousands)	15,994	16,101	16,120	16,391

(1)	Diamond adjusts certain other inventoried input costs to reflect changing market conditions. Accordingly, cost of sales were reduced by approximately $10.2 million, $9.6 million and $2.5 million in the quarters ended July 31, 2009, April 30, 2009 and January 31, 2009, respectively, reflecting the impact primarily on walnut sales recognized during the previous quarters of fiscal year 2009.

(2)	Diamond adjusts certain other inventoried input costs to reflect changing market conditions. Accordingly, cost of sales were increased by approximately $1.0 million and $2.7 million in the quarters ended April 30, 2008 and January 31, 2008, respectively, reflecting the impact primarily on walnut sales recognized during the previous quarters of fiscal year 2008.

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements

DIAMOND FOODS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	January 31,	July 31,	January 31,
	2010	2009	2009
	(In thousands, except share and
	per share information)
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$11,962	$24,802	$2,194
Trade receivables, net	54,652	33,492	47,981
Inventories	149,053	85,027	158,846
Deferred income taxes	12,908	13,109	7,387
Prepaid income taxes	1,661	735	—
Prepaid expenses and other current assets	2,819	2,859	3,179

Total current assets	233,055	160,024	219,587
Property, plant and equipment, net	50,916	51,115	50,146
Deferred income taxes	6,269	6,230	4,213
Goodwill	75,243	76,076	77,916
Other intangible assets, net	96,951	97,883	100,101
Other long-term assets	3,700	3,564	4,246

Total assets	$466,134	$394,892	$456,209

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Revolving line of credit	$—	$—	$15,000
Current portion of long-term debt	15,872	15,000	12,500
Accounts payable and accrued liabilities	79,171	64,453	61,456
Payable to growers	76,976	29,149	88,017

Total current liabilities	172,019	108,602	176,973
Long-term obligations	81,650	100,085	107,655
Deferred income taxes	3,060	1,221	—
Other liabilities	12,240	11,643	7,701
Stockholders’ equity:
Preferred stock, $0.001 par value; Authorized: 5,000,000 shares; no shares issued or outstanding	—	—	—
Common stock, $0.001 par value; Authorized: 100,000,000 shares; 16,857,118, 16,753,796 and 16,575,473 shares issued and 16,629,076, 16,552,019 and 16,384,668 shares outstanding at January 31, 2010, July 31, 2009 and January 31, 2009, respectively	17	17	17
Treasury stock, at cost: 228,042, 201,777 and 190,805 shares held at January 31, 2010, July 31, 2009 and January 31, 2009, respectively	(4,986)	(4,256)	(3,966)
Additional paid-in capital	124,894	122,817	116,248
Accumulated other comprehensive income (loss)	(1,067)	(1,296)	940
Retained earnings	78,307	56,059	50,641

Total stockholders’ equity	197,165	173,341	163,880

Total liabilities and stockholders’ equity	$466,134	$394,892	$456,209

See notes to condensed consolidated financial statements.

DIAMOND FOODS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months		Six Months
	Ended January 31,		Ended January 31,
	2010	2009	2010	2009
	(In thousands, except per share information)
	(Unaudited)

Net sales	$184,169	$150,588	$364,810	$346,114
Cost of sales	143,591	116,622	278,741	271,079

Gross profit	40,578	33,966	86,069	75,035
Operating expenses:
Selling, general and administrative	15,338	15,914	28,835	31,686
Advertising	12,150	6,210	18,442	12,060

Total operating expenses	27,488	22,124	47,277	43,746

Income from operations	13,090	11,842	38,792	31,289
Interest expense, net	916	2,157	2,164	3,606
Other expense, net	—	—	—	898

Income before income taxes	12,174	9,685	36,628	26,785
Income taxes	3,360	3,541	12,884	9,945

Net income	$8,814	$6,144	$23,744	$16,840

Earnings per share:
Basic	$0.53	$0.38	$1.43	$1.03
Diluted	$0.52	$0.37	$1.39	$1.01
Shares used to compute earnings per share:
Basic	16,280	15,950	16,280	15,966
Diluted	16,764	16,260	16,735	16,327
Dividends declared	$0.045	$0.045	$0.090	$0.090

See notes to condensed consolidated financial statements.

DIAMOND FOODS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended January 31,
	2010	2009
	(In thousands)
	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$23,744	$16,840
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,432	4,834
Stock-based compensation	1,401	2,167
Excess tax benefit from ESPP and stock option transactions	(302)	(359)
Deferred income taxes	2,039	1,589
Changes in assets and liabilities (excluding business acquired):
Trade receivables	(21,160)	(1,725)
Inventories	(64,026)	(63,503)
Accounts payable and accrued liabilities	15,979	15,709
Payable to growers	47,827	31,075
Other, net	(420)	1,897

Net cash provided by operating activities	10,514	8,524

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of assets	159	63
Purchase of property, plant and equipment	(4,343)	(2,684)
Acquisition of Pop Secret	(62)	(190,224)

Net cash used in investing activities	(4,246)	(192,845)

CASH FLOWS FROM FINANCING ACTIVITIES:
Revolving line of credit borrowings, net	—	15,000
Proceeds from issuance of long-term debt	—	125,000
Payment of long-term debt	(17,558)	(25,085)
Debt issuance costs	—	(1,973)
Dividends paid	(1,496)	(1,474)
Excess tax benefit from ESPP and stock option transactions	302	359
Other, net	(356)	409

Net cash provided by (used in) financing activities	(19,108)	112,236

Net decrease in cash and cash equivalents	(12,840)	(72,085)
Cash and cash equivalents:
Beginning of period	24,802	74,279

End of period	$11,962	$2,194

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$1,523	$3,810
Income taxes	7,963	8,181
Non-cash investing activity:
Accrued capital expenditures	160	138
Liabilities related to Pop Secret acquisition	—	3,500

See notes to condensed consolidated financial statements.

DIAMOND FOODS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended January 31, 2010 and 2009
(In thousands, except share and per share information, unaudited)

(1)	Organization and Basis of Presentation

Diamond Foods, Inc. (the “Company” or “Diamond”) processes, markets and distributes snack products, culinary, in-shell and ingredient nuts. The Company sells products worldwide to national, regional and independent grocery, drug and convenience store chains, as well as to mass merchandisers, club stores and other retail channels.

The accompanying unaudited condensed consolidated financial statements of Diamond have been prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for annual financial statements. The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements at and for the year ended July 31, 2009 and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the Company’s financial condition at January 31, 2010, the results of the Company’s operations for the three and six months ended January 31, 2010 and 2009, and cash flows for the six months ended January 31, 2010 and 2009. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s 2009 Annual Report on Form 10-K. Operating results for the three and six months ended January 31, 2010 are not necessarily indicative of the results that may be expected for the year ending July 31, 2010. Management evaluated the Company’s condensed consolidated financial statements for the three and six months ended January 31, 2010 for subsequent events through February 25, 2010, the date the condensed consolidated financial statements were issued.

Total comprehensive income was $8,814 and $23,973 for the three and six months ended January 31, 2010 and $5,692 and $16,196 for the three and six months ended January 31, 2009.

Certain prior period amounts have been reclassified to conform to the current period presentation.

(2)	Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements.” ASU No. 2010-06 amends Accounting Standards Codification (“ASC”) 820. This update clarifies and provides additional disclosure requirements related to recurring and non-recurring fair value measurements. This update also includes amendments to the guidance on employers’ disclosures about postretirement benefit plan assets (Subtopic 715-20). The new disclosures and clarifications are effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact that this guidance will have on its consolidated financial statements.

In December 2008, the FASB issued ASC 715-20, “Compensation — Retirement Benefits.” This guidance requires additional disclosures about plan assets for defined benefit pension and other postretirement benefit plans. ASC 715-20 will be effective for the Company’s fiscal years ending after

July 31, 2010. The Company is currently evaluating the impact that this guidance will have on its consolidated financial statements.

(3)	Fair Value Measurements

The fair value of certain financial instruments, including cash and cash equivalents, trade receivables, accounts payable and accrued liabilities approximate the amounts recorded in the balance sheet because of the relatively short term nature of these financial instruments. The fair value of notes payable and long-term obligations at the end of each fiscal period approximates the amounts recorded in the balance sheet based on information available to Diamond with respect to current interest rates and terms for similar financial instruments.

In the first quarter of fiscal year 2009, the Company entered into an interest rate swap agreement in accordance with Company policy to mitigate the impact of London Interbank Offered Rate (“LIBOR”) based interest rate fluctuations on Company profitability. The swap agreement, with a total hedged notional amount of $47.5 million, was entered into to hedge future cash flows associated with a portion of the Company’s variable rate bank debt, which was used to finance the Pop Secret acquisition. On January 22, 2009, the company terminated this swap, which was set to mature on October 30, 2009. As a result of this swap termination, the Company amortized the loss of approximately $695 from other comprehensive income to interest expense through October 30, 2009, the original life of the swap.

In the second quarter of fiscal year 2009, the Company entered into a new interest rate swap agreement in accordance with Company policy to mitigate the impact of LIBOR based interest rate fluctuations on Company profitability. This new swap does not qualify for hedge accounting. As a result, any changes in the fair value of the swap will be included in the statement of operations in the period of change.

In September 2006, the FASB issued ASC 820, “Fair Value Measurements and Disclosures.” This guidance applies to all assets and liabilities that are being measured and reported on a fair value basis. ASC 820 requires new disclosures that establish a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. In February 2008, the FASB issued ASC 820-10-15, which delayed the effective date of ASC 820 for all nonfinancial assets and liabilities, except those recognized or disclosed at fair value on a recurring basis, until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This includes fair value calculated in impairment assessments of goodwill, indefinite-lived intangible assets, and other long-lived assets.

Effective August 1, 2009, the Company adopted the provisions of ASC 820 regarding nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The adoption did not have a material impact.

ASC 820 requires that assets and liabilities carried at fair value be measured using the following three levels of inputs:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs that are not corroborated by market data

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company’s derivative liabilities measured at fair value on a recurring basis based on observable Level 2 inputs are $424, $250 and $91 for the periods ended January 31, 2010, July 31, 2009 and January 31, 2009, respectively.

The Company has elected to use the income approach to value the derivative, using observable Level 2 market expectations at the measurement date and standard valuation techniques to convert future amounts to a single present amount assuming that participants are motivated, but not compelled to transact. Level 2 inputs for the valuations are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts on LIBOR for the first two years) and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash and swap rates). Mid-market pricing is used as a practical expedient for fair value measurements. Under ASC 820, the fair value measurement of an asset or liability must reflect the nonperformance risk of the entity and the counterparty. Therefore, the impact of the counterparty’s creditworthiness when in an asset position and the Company’s creditworthiness when in a liability position has also been factored into the fair value measurement of the derivative instruments and did not have a material impact on the fair value of the derivative instruments. Both the counterparty and the Company are expected to continue to perform under the contractual terms of the instruments.

(4)	Stock Plan Information

The Company uses a broad based equity incentive plan to help align employees and director incentives with stockholders’ interests, and accounts for stock-based compensation in accordance with ASC 718, “Compensation — Stock Compensation.” Beginning with the adoption of this guidance in August 2005, the fair value of all stock options granted subsequent to July 20, 2005 is recognized as an expense in the Company’s statement of operations, typically over the related vesting period of the options. The guidance requires use of fair value computed at the date of grant to measure share-based awards. The fair value of restricted stock awards is recognized as stock-based compensation expense over the vesting period. Stock options may be granted to officers, employees and directors. As required under this guidance, the Company continues to account for stock-based compensation for options granted prior to August 1, 2005 using the intrinsic value method. Since those options were granted at market price, no compensation expense is recognized.

In June 2008, the FASB issued ASC 260-10, “Earnings Per Share.” This guidance provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Effective August 1, 2009, the Company adopted this guidance and the adoption did not have a material impact on the Company’s results of operations, cash flows or financial position.

Stock Option Awards:  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model. Expected stock price volatilities are estimated based on the Company’s implied historical volatility. The expected term of options granted and forfeiture rates are based on assumptions and historical data to the extent it is available. The risk-free rates are based on U.S. Treasury yields for notes with comparable terms as the option grants in effect at the time of the grant. For purposes of this valuation model, dividends are based on the historical rate. Assumptions used in the Black-Scholes model are presented below:

	Three Months		Six Months
	Ended January 31,		Ended January 31,
	2010	2009	2010	2009

Average expected life, in years	6	6	6	6
Expected volatility	46.00%	36.00%	46.00%	36.00%
Risk-free interest rate	3.56%	2.78%	3.50%	3.28%
Dividend rate	0.55%	0.73%	0.57%	0.70%

The following table summarizes stock option activity during the six months ended January 31, 2010:

		Weighted average	Weighted average
		exercise price per	remaining	Aggregate intrinsic
	Number of Shares	share	contractual life	value
	(In thousands)		(in years)	(in thousands)

Outstanding at July 31, 2009	1,332	$18.54
Granted	10	33.00
Exercised	(21)	17.89
Cancelled	(1)	17.67

Outstanding at January 31, 2010	1,320	18.66	6.5	$22,783

Exercisable at January 31, 2010	1,125	17.84	6.1	20,330

The weighted average fair value per share of stock options granted during the six months ended January 31, 2010 was $15.17 (there were no stock options granted during the three months ended January 31, 2010). The weighted average fair value per share of stock options granted during the three and six months ended January 31, 2009 was $9.25 and $10.36, respectively. The fair value per share of options vested during the three and six months ended January 31, 2010 was $6.43 and $7.14, respectively. The fair value per share of options vested during the comparable periods in 2009 was $6.09 and $6.32, respectively.

Changes in the Company’s nonvested stock options during the six months ended January 31, 2010 are summarized as follows:

		Weighted average
		grant date fair
	Number of Shares	value per share
	(In thousands)

Nonvested at July 31, 2009	225	$8.62
Granted	10	15.18
Vested	(40)	7.14

Nonvested at January 31, 2010	195	9.22

As of January 31, 2010, there was approximately $1.1 million of total unrecognized compensation expense related to nonvested stock options, which is expected to be recognized over a weighted average period of one year.

Restricted Stock Awards:  As of January 31, 2010, there were 345,420 shares of restricted stock outstanding. Restricted stock activity during the six months ended January 31, 2010 is summarized as follows:

		Weighted
		average grant
	Number of	date fair value
	Shares	per share
	(In thousands)

Outstanding at July 31, 2009	336	$21.78
Granted	94	28.62
Vested	(73)	21.06
Cancelled	(12)	20.71

Outstanding at January 31, 2010	345	23.84

The weighted average fair value per share of restricted stock granted during the three and six months ended January 31, 2010 was $30.58 and $28.62, respectively. The weighted average fair value per share of restricted stock granted during the three and six months ended January 31, 2009 was $25.16 and $25.81, respectively. The fair value per share of restricted stock vested during the three and six months ended January 31, 2010 was $23.02 and $21.06, respectively. The fair value per share of restricted stock vested during the three and six months ended January 31, 2009 was $20.78 and $18.29, respectively.

As of January 31, 2010, there was $7.0 million of unrecognized compensation expense related to nonvested restricted stock awards, which is expected to be recognized over a weighted average period of 2.5 years.

(5)	Earnings Per Share

The Company adopted certain amendments to ASC 260-10 on August 1, 2009, which impacted the determination and reporting of earnings per share by requiring the inclusion of restricted stock as participating securities, since they have the right to share in dividends, if declared, equally with common shareholders. Participating securities are allocated a proportional share of net income determined by dividing total weighted average participating securities by the sum of total weighted average common shares and participating securities (“the two-class method”). Including these shares in the Company’s earnings per share calculation during periods of net income has the effect of diluting both basic and diluted earnings per share. As a result of adopting the amendments to ASC 260-10, prior period basic and diluted shares outstanding, as well as the related per share amounts presented below, have been adjusted retroactively. The retroactive application of the two-class method did not result in a change to previously reported basic and diluted earnings per share for the three and six months ended January 31, 2009.

The computations for basic and diluted earnings per share are as follows:

	Three Months		Six Months
	Ended January 31,		Ended January 31,
	2010	2009	2010	2009

Numerator:
Net income	$8,814	$6,144	$23,744	$16,840
Less: income allocated to participating securities	(184)	(160)	(487)	(392)

Income attributable to common shareholders — basic	8,630	5,984	23,257	16,448
Add: undistributed income attributable to participating securities	169	141	456	355
Less: undistributed income reallocated to participating securities	(164)	(138)	(444)	(347)

Income attributable to common shareholders — diluted	$8,635	$5,987	$23,269	$16,456

Denominator:
Weighted average shares outstanding — basic	16,280	15,950	16,280	15,966
Dilutive shares — stock options	484	310	455	361

Weighted average shares outstanding — diluted	16,764	16,260	16,735	16,327

Income per share attributable to common shareholders(1):
Basic	$0.53	$0.38	$1.43	$1.03
Diluted	$0.52	$0.37	$1.39	$1.01

(1)	Certain computations may reflect rounding adjustments.

Options to purchase 10,000 shares of common stock were not included in the computation of diluted earnings per share because their exercise prices were greater than the average market price of

Diamond’s common stock of $31.65 for the six months ended January 31, 2010, and therefore their effect would be antidilutive. There were no options excluded during the three months ended January 31, 2010. Options to purchase 118,000 and 75,500 shares of common stock were not included in the computation of diluted earnings per share because their exercise prices were greater than the average market price of Diamond’s common stock of $24.66 and $25.70 for the three and six months ended January 31, 2009, and therefore their effect would be antidilutive.

(6)	Acquisition of Pop Secret

On September 15, 2008, Diamond completed its acquisition of the Pop Secret popcorn business from General Mills, Inc. for a purchase price of approximately $190 million in cash. The results of the acquisition have been included in our consolidated statement of operations since that date. Pop Secret is the second largest brand in the microwave popcorn category in U.S. grocery stores, where it has approximately a 25% market share. Pop Secret, when combined with other Diamond and Emerald branded products, offers the Company significant supply chain economies of scale and cross promotional marketing opportunities.

The acquisition has been accounted for as a business combination in accordance with ASC 805, “Business Combinations.”

The total purchase price of $190 million, including $2 million in transaction related costs, has been allocated to the estimated fair values of assets acquired and liabilities assumed as follows:

Inventory	$6,817
Property, plant and equipment	17,023
Brand intangibles	62,500
Customer relationships	34,900
Goodwill	69,811
Acquisition liabilities	(765)

Purchase price	$190,286

Customer relationships of Pop Secret will be amortized on a straight-line basis over an average estimated life of 20 years. Brand intangibles relate to the “Pop Secret” brand name, which has an indefinite life, and therefore, is not amortizable.

(7)	Balance Sheet Items

Inventories consisted of the following:

	January 31,	July 31,	January 31,
	2010	2009	2009

Raw materials and supplies	$86,864	$25,678	$96,731
Work in process	17,452	13,217	21,897
Finished goods	44,737	46,132	40,218

Total	$149,053	$85,027	$158,846

In the quarter ended January 31, 2010, the Company changed its estimate in expected walnut costs which resulted in a pre-tax decrease in cost of sales of approximately $2.6 million for walnut sales recognized in the first quarter of fiscal year 2010. In the quarter ended January 31, 2009, the Company changed its estimate in expected walnut costs which resulted in a pre-tax decrease in cost of sales of approximately $2.5 million for walnut sales recognized in the first quarter of fiscal year 2009.

Accounts payable and accrued liabilities consisted of the following:

	January 31,	July 31,	January 31,
	2010	2009	2009

Accounts payable	$45,874	$32,222	$28,179
Accrued promotion	18,727	19,511	21,594
Accrued salaries and benefits	8,238	11,034	7,441
Income taxes payable	4,225	—	2,469
Other	2,107	1,686	1,773

Total	$79,171	$64,453	$61,456

(8)	Intangible Assets and Goodwill

The changes in the carrying amount of goodwill are as follows:

Balance as of July 31, 2009	$76,076
Purchase price allocation changes	(833)

Balance as of January 31, 2010	$75,243

Other intangible assets consisted of the following:

	January 31,	July 31,	January 31,
	2010	2009	2009

Brand intangibles (not subject to amortization)	$62,500	$62,500	$62,500
Intangible assets subject to amortization:
Customer contracts and related relationships	37,300	37,300	37,300
Trademarks and trade names	—	—	1,600

Total intangible assets subject to amortization	37,300	37,300	38,900

Total other intangible assets, gross	99,800	99,800	101,400

Less accumulated amortization on intangible assets:
Customer contracts and related relationships	(2,849)	(1,917)	(985)
Trademarks and trade names	—	—	(314)

Total amortization	(2,849)	(1,917)	(1,299)

Total other intangible assets, net	$96,951	$97,883	$100,101

During the quarter ended July 31, 2009, the Company recorded a $1.2 million non-cash impairment charge to write off the unamortized balance of the Harmony/Homa trademark and trade names, since we no longer utilized them as primary trade dress and concluded that they have no future value. This amount was included in selling, general and administrative expenses on the Consolidated Statements of Operations.

Identifiable intangible asset amortization expense annually for each of the five succeeding years will amount to approximately $1,865 and will approximate $933 for the remainder of fiscal year 2010.

(9)	Credit Facilities and Long-Term Obligations

The Company’s current Credit Facility consists of a $125 million revolving credit line and a $97.5 million term loan. Scheduled principal payments on the outstanding term loan are $6.8 million, $18.1 million, $22.7 million and $49.9 million in fiscal 2010, 2011, 2012 and 2013 (due quarterly). The Company paid down $10 million on this term loan in fiscal year 2009. In addition, the Company is required to pay down the term loan at a faster rate in the event cash flows exceed certain specified levels. The interest rate for the existing Credit Facility is tied to LIBOR, plus a credit spread linked to the company’s leverage ratio. For the three and six months ended January 31, 2010, the average interest rate was 2.39% and 2.58%, respectively.

The Credit Facility subjects the Company to financial and other covenants (including a debt-to-EBITDA ratio and limitations on dividends) and certain customary events of default. As of January 31, 2010, the Company was in compliance with all applicable financial covenants. The Credit Facility also requires an annual compliance certificate from the Company’s independent certified public accountants that they are not aware of any defaults under the financial covenants. Since disclosure that the Company was in compliance with applicable financial covenants has been included in the Company’s fiscal 2009 annual report on Form 10-K, the Company did not request the compliance certificate and the syndicate banks have waived the certificate requirement for 2009.

(10)	Retirement Plans

Diamond provides retiree medical benefits and sponsors two defined benefit pension plans. One plan is a qualified plan covering all bargaining unit employees and the other is a nonqualified plan for certain salaried employees. A third plan covering all salaried employees was terminated in 2007. The amounts shown for pension benefits are combined amounts for all plans. Diamond uses an August 1 measurement date for its plans. Plan assets are held in trust and primarily include mutual funds and money market accounts. Any employee who joined the Company after January 15, 1999 is not entitled to retiree medical benefits.

Components of net periodic benefit cost for the three and six months ended January 31 were as follows:

	Pension Benefits				Other Benefits
	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	January, 31		January, 31		January, 31		January, 31
	2010	2009	2010	2009	2010	2009	2010	2009

Service cost	$162	$148	$323	$296	$15	$26	$31	$52
Interest cost	299	270	598	540	34	71	67	142
Expected return on plan assets	(238)	(265)	(476)	(530)	—	—	—	—
Amortization of prior service cost	7	7	13	14	—	—	—	—
Amortization of net loss / (gain)	127	13	255	26	(206)	(135)	(412)	(270)

Net periodic benefit cost / (income)	$357	$173	$713	$346	$(157)	$(38)	$(314)	$(76)

The Company recognized defined contribution plan expenses of $120 and $281 for the three and six months ended January 31, 2010 and $133 and $253 for the three and six months ended January 31, 2009.

(11)	Contingencies

In March 2008, a former grower and an organization named Walnut Producers of California filed suit against Diamond in San Joaquin County Superior Court claiming, among other things, breach of contract relating to alleged underpayment for walnut deliveries for the 2005 and 2006 crop years. The plaintiffs purport to represent a class of walnut growers who entered into contracts with Diamond. Diamond intends to defend itself vigorously against these allegations. In May 2008, Diamond argued a motion in front of the judge in the case requesting, among other things, that all class action allegations be struck from the plaintiffs’ complaint. In August 2008, the court granted Diamond’s motion. The plaintiffs have appealed the court’s ruling striking the class allegations from the complaint.

The Company has various other legal actions in the ordinary course of business. All such matters, and the matter described above, are subject to many uncertainties that make their ultimate outcomes unpredictable. However, in the opinion of management, resolution of all legal matters is not expected to have a material adverse effect on the Company’s financial condition, operating results or cash flows.

(12)	Subsequent Events

On February 25, 2010, Diamond agreed to acquire Kettle Foods by purchasing from Lion/Stove Luxembourg Investment 2 S.à.r.l. the entire issued share capital of Lion/Stove Luxembourg Investment 2 S.à.r.l., for approximately $615 million in cash, subject to possible closing adjustments. Diamond intends to use net proceeds from an equity offering to pay a portion of the purchase price and to fund the remainder from cash on hand and borrowings under the new Secured Credit Facility discussed below. The acquisition includes all Kettle Foods’ operations, which are located in the United States and the United Kingdom. The Company expects that this acquisition will be consummated by the end of fiscal year 2010.

On February 25, 2010, Diamond entered into an agreement to replace the existing credit facility with a new five-year $600 million secured credit facility, referred to as the Secured Credit Facility, with a syndicate of lenders, for whom Bank of America, N.A. is acting as administrative agent and Banc of America Securities and Barclays Capital acted as joint lead arrangers and book managers. The Company intends to use borrowings under the Secured Credit Facility to fund a portion of the Kettle Foods acquisition, to repay borrowings under the existing credit facilities, and to fund ongoing operations. The implementation of Diamond’s new Secured Credit Facility is conditioned upon the consummation of the Kettle Foods acquisition.

Diamond’s new Secured Credit Facility consists of a $200 million revolving credit facility and a $400 million term loan facility. The term loan facility will be subject to quarterly amortization of principal, with the remaining principal balance and any outstanding loans under the revolving credit facility to be repaid on the fifth anniversary of initial funding. Borrowings under the Secured Credit Facility will bear interest, at Diamond’s option, at either the agent’s base rate or the LIBOR rate, plus a margin for LIBOR loans ranging from 2.25% to 3.50%, based on the consolidated leverage ratio (defined as the ratio of total debt to EBITDA). Diamond’s new Secured Credit Facility also provides for customary affirmative and negative covenants.

Lion/Stove Investment 2 S.à.r.l

Report of Independent Accountant

To the Directors of Lion/Stove Investment 2 S.à.r.l.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, consolidated statements of total recognised gains and losses, consolidated cash flow statements present fairly, in all material respects, the financial position of Lion/Stove Luxembourg Investment 2 S.à.r.l. and its subsidiaries at 30 September 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2009 in conformity with the accounting principles generally accepted in the U.K. (“U.K. GAAP”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the American Institute of Certified Public Accountants (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

U.K. GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

/s/  PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Norwich, United Kingdom
27 February 2010

Consolidated profit and loss account for the years ended 30 September

	Notes	2009	2008	2007
		$’000	$’000	$’000

Turnover		250,449	236,121	200,003
Cost of sales		(146,886)	(139,756)	(125,767)

Gross profit		103,563	96,365	74,236
Distribution costs		(46,798)	(46,110)	(34,824)
Administrative expenses		(23,927)	(26,822)	(25,536)

Operating profit	3	32,838	23,433	13,876
Interest receivable and similar income	5	1,064	424	1,769
Interest payable and similar charges	6	(28,123)	(38,052)	(35,472)

Profit/(loss) on ordinary activities before taxation		5,779	(14,195)	(19,827)
Tax on profit/(loss) on ordinary activities	7	(9,541)	(3,120)	(172)

Loss for the financial year	17, 18	(3,762)	(17,315)	(19,999)

The above results relate to continuing operations.

Consolidated statement of total recognised gains and losses for the years ended 30 September

	Notes	2009	2008	2007
		$’000	$’000	$’000

Loss for the financial year		(3,762)	(17,315)	(19,999)
Exchange gain/(loss) arising on consolidation	17	15,723	22,032	(12,484)

Total recognised gains and (losses) for the year		11,961	4,717	(32,483)

Consolidated balance sheet as at 30 September

	Notes	2009	2008
		$’000	$’000

Fixed assets
Intangible assets	8	177,705	188,269
Tangible assets	9	68,551	70,457

		246,256	258,726

Current assets
Stocks	10	13,623	12,158
Debtors	11	28,011	28,737
Cash at bank and in hand		40,456	20,438

		82,090	61,333
Creditors: amounts falling due within one year	12	(42,201)	(44,815)

Net current assets		39,889	16,518

Total assets less current liabilities		286,145	275,244
Creditors: amounts falling due after more than one year	13	(287,362)	(291,749)
Provisions for liabilities and charges	14	(3,225)	(459)

Net liabilities		(4,442)	(16,964)

Capital and reserves
Called up share capital	16	13,215	13,215
Other reserves	17	24,013	8,300
Profit and loss account	17	(41,670)	(38,479)

Total shareholders’ deficit	18	(4,442)	(16,964)

Consolidated cash flow statement for the years ended 30 September

	Notes	2009	2008	2007
		$’000	$’000	$’000

Net cash inflow from operating activities	21	54,997	44,184	30,564

Returns on investments and servicing of finance
Interest received		174	387	738
Interest paid on loans and overdrafts		(11,644)	(18,071)	(18,274)
Interest paid on hire purchase and finance lease arrangements		(27)	(85)	(134)

Net cash outflow from returns on investments and servicing of financing		(11,497)	(17,769)	(17,670)

Taxation		(4,672)	540	1,971

Capital expenditure and financial investment
Purchase of tangible fixed assets		(14,502)	(7,688)	(25,296)
Purchase of intangible fixed assets		—	(8)	(20)

Net cash outflow from capital expenditure and financial investment		(14,502)	(7,696)	(25,316)

Net cash inflow/(outflow) before financing		24,326	19,259	(10,451)

Financing
Capital element of hire purchase and finance lease arrangements rental payments	23	(816)	(990)	(905)
Loans received from immediate parent company	23	—	—	375
Loans repaid to immediate parent company	23	(298)	—	—
Bank loans repaid	23	(1,909)	(10,178)	—
Increase in bank borrowings	23	—	—	20,000

Net cash (outflow)/inflow from financing		(3,023)	(11,168)	19,470

Increase in cash	23	21,303	8,091	9,019

Notes to the financial statements for the years ended 30 September

1.	Principal accounting policies

These financial statements are prepared on the going concern basis, under the historical cost convention, modified by the revaluation of certain financial instruments and in accordance with the Companies Act 2006 and applicable accounting standards in the United Kingdom (“U.K.”). The principal accounting policies are set out below.

The group has elected to comply fully with the requirements of Financial Reporting Standard (“FRS”) 23, “The Effects of Changes in Foreign Exchange Rates”, FRS 26, “Financial Instruments: Measurement” and FRS 29, “Financial Instruments: Disclosures”.

Basis of consolidation

The consolidated financial statements include the results of the company and its subsidiary undertakings (all of which are wholly owned and have uniform accounting policies) using the principles of acquisition accounting such that the results of the subsidiaries are included in the consolidated profit and loss account from the date of acquisition.

Intra-group sales and profits are eliminated fully on consolidation. The company has taken the exemption, available under FRS 8, “Related Party Disclosures”, from disclosing details of these and other intra-group transactions.

Turnover

Turnover represents the total amount charged to customers for goods supplied, net of discounts and promotional costs, and excluding sales taxes. Turnover is recognised on despatch, at which point the risks and rewards of sale have passed to the customer.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

A net deferred tax asset is recognised as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on an undiscounted basis.

Goodwill

Goodwill in respect of business combinations represents the excess of the fair value of the consideration given over the fair value of the net assets acquired. Goodwill is capitalised and amortised on a straight line basis over a twenty year period, which is deemed to be its useful economic life. Goodwill is reviewed for impairment at the end of the first full financial year following the initial recognition of the goodwill and in other periods if events or changes in circumstances indicate that its carrying value may not be recoverable in full. When it is determined that the carrying value exceeds the recoverable amount, the excess is written off to the profit and loss account.

Other intangible fixed assets

Other intangible fixed assets represent patent, trademark and licence costs and are stated at cost less accumulated amortisation, calculated to write-off the cost over the expected useful economic life.

Tangible fixed assets

Tangible fixed assets are stated at historic purchase cost less accumulated depreciation. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is calculated to write off the cost of tangible fixed assets, less their residual values, over their expected useful lives using the straight line basis. The expected useful lives of the assets to the business are reassessed periodically in the light of experience.

Straight line annual rates of depreciation used are:

• Freehold buildings	4% straight line
• Plant and machinery	10% straight line
• Motor vehicles	25% - 33% straight line
• Office equipment	20% - 33% straight line

Freehold land is not depreciated.

Interest costs

Interest costs directly attributable to the acquisition or construction of qualifying assets are capitalised up until the date at which the asset is brought into use. Qualifying assets are those that necessarily take a substantial period of time to prepare for their intended use. All other interest costs are recognised in the profit and loss account in the period to which they relate.

Stocks

Stocks are stated at the lower of cost and net realisable value, the costs incurred being those in bringing each product to its present location and conditions, as follows:

•	Raw materials — purchase cost on a first-in-first-out basis.

•	Work in progress and finished goods — cost of direct materials and labour plus attributable overheads based on normal level of activity.

Provision for obsolete and slow moving stock is made on a line by line basis, where necessary, in order to reduce stock to the lower of cost and net realisable value.

Operating leases

Rentals paid under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Foreign exchange

(a)	Functional and presentation currency

In accordance with FRS 23, items included in the financial statements of each of the group’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in U.S. Dollars ($), which is the company’s presentation currency and the functional currency of the majority of the group’s operations. The company’s functional currency is Euro (€), being the denomination of the debt in the company. It is deemed to be most appropriate to present the financial statements in line with the functional currency of the majority of the group’s operations.

The €/$ exchange rate at 30 September 2009 was 0.684 (2008: 0.712; 2007: 0.703). The average exchange rate used for the year ended 30 September 2009 was 0.738 (2008: 0.667; 2007: 0.750).

The $/£ exchange rate at 30 September 2009 was 1.600 (2008: 1.7825; 2007: 2.037). The average exchange rate used for the year ended 30 September 2009 was 1.561 (2008: 1.974; 2007: 1.973).

(b)	Transactions and balances

Transactions undertaken during the year in foreign currencies are translated at the rate ruling at the date of the transaction. Any resultant gain or loss is taken to the profit and loss account. Monetary assets and liabilities denominated in foreign currencies are reflected in the balance sheet at the exchange rate ruling at the year end. Any gains or losses arising are taken to the profit and loss account.

(c)	Group companies

The results and financial position of all group entities (none of which has the functional currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

Hire purchase and finance lease arrangements

Assets obtained under hire purchase and finance lease arrangements are capitalised on the balance sheet and are depreciated over their useful lives or, in the case of finance leases, the term of the contract if shorter.

Obligations under such agreements are included in creditors net of the finance charge allocated to future periods. The finance element of the rental payments is charged to the profit and loss account to produce a constant periodic rate of charge on the net obligation outstanding in each period.

Pensions

Certain group companies make defined contributions to a Group Personal Pension Plan for eligible employees. The costs of administering the plan are borne by that company and the profit and loss charge represents amounts payable for the year. The assets of the plan are held separately from those of the company in an independently administered fund.

Research and development

Research and development expenditure is written off as incurred.

Government grants

Grants received to assist with the purchase of tangible fixed assets are amortised over a period to match the shorter of the life of the asset acquired or the government contract life. Revenue grants are recognised in the profit and loss account in the period in which they are received.

Financial instruments

Financial assets and financial liabilities are recognised upon becoming a party to the contractual provisions of the instrument.

(a)	Trade debtors

A provision for impairment of trade debtors is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payment (more than 30 days overdue), are considered indicators that the trade debtor is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the profit and loss account within administrative expenses. When a trade debtor is uncollectible, it is written off against the bad debt provision. Subsequent recoveries of amounts previously written off are credited against administrative expenses in the profit and loss account.

(b)	Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that gives a residual interest in the assets of the group after deducting all of its liabilities.

(c)	Trade creditors

Trade creditors are non-interest bearing and are stated at their nominal value at the date of trade.

(d)	Equity instruments

Equity instruments issued by the group are recorded at the proceeds received, net of direct issue costs.

(e)	Interest-bearing borrowings

Interest-bearing bank loans and overdrafts are initially recorded at the proceeds received, net of associated transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the profit and loss account over the period of the borrowings.

(f)	Derivative financial instruments

Derivative financial instruments within the scope of FRS 26, are stated at fair value.

The group uses derivative financial instruments to hedge its exposure to interest rate risks arising from operational and financing activities. The group does not hold or issue derivative financial instruments for trading purposes, however if derivatives do not qualify for hedge accounting they are accounted for as such. Given that the derivative financial instruments do not meet the documentation requirements to qualify for hedge accounting they are classified as held for trading.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The fair value of derivative financial instruments is determined by reference to market values for similar financial instruments, or by discounted cash flows or using valuation models. Any gains or losses on re-measurement are immediately recognised in the profit and loss account.

Share-based payments

The group accounts for equity-settled share-based payments in accordance with FRS 20, “Share-based Payment”.

Equity-settled share-based payments have been issued to certain employees of the company through the issue of Class B interests in the ultimate parent undertaking, Lion/Stove Cayman L.P., a partnership based in the Cayman Islands. In accordance with FRS 20, equity-settled share based payments are measured at fair value at the date of issue. The fair value determined at the issue date is expensed on a straight-line basis over the period over which the employees gain unconditional rights to the partnership interests. The corresponding credit is recognised in equity.

2.	Financial risk management

Financial risk factors

The group’s operations expose it to limited financial risks that include price risk, credit risk, foreign exchange currency rate risk, cash flow and fair value interest rate risk, and liquidity risk. Given the size of the group, the directors have not delegated the responsibility of monitoring financial risk management to a sub-committee of the board. The policies set by the directors are implemented by the finance departments in the operating subsidiaries.

Price risk

The group monitors changes in market conditions on an ongoing basis and tailors its pricing accordingly. The group is also exposed to commodity price risk as a result of its operations. Commodity price risk is mitigated through the forward provisioning of key commodities when market conditions are considered favourable.

Credit risk

The group has no significant concentrations of credit risk. The group’s principal financial assets are cash at bank and in hand and trade debtors. The credit risk on bank deposits is managed by only depositing with financial institutions, independently rated with a minimum rating of ‘A’. The group has implemented policies that require appropriate credit checks on potential customers before sales are made to limit credit risk on trade debtors. Reports are reviewed on a weekly basis detailing customers who have invoices which are overdue. The credit risk on derivative financial instruments is limited because the counterparty is a bank with a high credit rating assigned by international credit rating agencies. The counterparty exposure under derivative contracts is $nil (2008: $87,000).

Concentrations of credit risk with respect to trade debtors are limited due to the group’s diverse customer base. The group also has in place procedures that require appropriate credit checks on potential customers before sales are made. Customer accounts are also monitored on an ongoing basis and appropriate action is taken where necessary to minimise any credit risk. Group management review reports on a weekly basis detailing customers who have invoices which are overdue. The directors therefore believe no further credit risk provision is required in excess of normal provision for impaired trade debtors.

The maximum exposure to credit risk at each year end is the fair value of each class of debtor as disclosed in note 11.

Foreign exchange currency rate risk

The group operates internationally and is exposed to foreign exchange currency rate risk as follows:

•	to the extent transactions are undertaken in a currency other than the respective entities functional currency, these are not hedged due to the limited extent of such exposures;

•	borrowings are denominated in both U.K. Sterling and U.S. Dollars to reflect the currency of the underlying cash flows and, accordingly, specific hedging instruments are not entered into; and,

•	on retranslation of the U.K. Sterling denominated results for the period, there will, in U.S. Dollar terms, be fluctuations year on year but as these relate to reporting risk only, it is the group’s policy not to seek to hedge such fluctuations.

As at 30 September 2009, if the US Dollar had weakened by 10% against U.K. Sterling with all other variables held constant, post-tax loss for the year would have been $531,000 higher (2008: U.S. Dollar weakened by 10%, post tax loss higher by $1,029,000; 2007: $1,038,000 higher). Equity would have been $14,388,000 lower with the US Dollar 10% weaker (2008: $15,412,000 lower with the U.S. Dollar 10% weaker; 2007: $16,938,000 lower).

Cash flow and fair value interest rate risk

The group receives interest on its cash deposits at a variable rate. The exposure from interest rate movements on the group’s loan balances is monitored and appropriate measures taken to mitigate the inherent risks, including the use of derivative financial instruments.

Analysis of interest rate exposure of financial assets and liabilities:

	2009	2008
	$’000	$’000

Fixed rate (fair value interest rate risk)
Short-term bank borrowings	—	(2,007)
Long-term bank borrowings	(99,604)	(198,795)
Hire purchase and finance lease arrangements	(130)	(1,027)
Loan from immediate parent company	(95,387)	(92,316)

	(195,121)	(294,145)

Floating rate (cash flow interest rate risk)
Cash at bank and in hand	40,456	20,438
Long-term bank borrowings	(91,759)	—

	(51,303)	20,438

	(246,424)	(273,707)

Interest was receivable at a floating rate on bank balances amounting to $30,731,000 at 30 September 2009 (2008: $7,115,000).

The bank borrowings of $191,363,000 (2008: $200,802,000) bear interest charges at floating rates before the effect of the interest rate swaps. See note 24 for further details.

Finance lease obligations bear interest at rates fixed in line with the lease agreement at the time of drawdown.

The loan from the immediate parent company bears annual compound interest at a rate of 15.6% (2008: 15.6%; 2007: 15.6%).

At 30 September 2009 the group has considered the impact of movements in these interest rates over the past year and has concluded that a 0.5% movement is a reasonable benchmark. At 30 September 2009, if interest rates had been 0.5% higher/lower with all other variables held constant, post tax profit for the year would have been $203,000 (2008: $49,000) lower/higher, mainly as a result of the movement in interest rates on the floating rate bank loans net of deposits.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of credit facilities. The group regularly monitors the level of working capital to ensure group companies have sufficient available funds for operations.

The table below summarises the remaining contractual maturity for the group’s financial liabilities. The amounts shown are the contractual undiscounted cash flows which include interest, analysed by contractual maturity. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by yield curves existing at the reporting date.

Year ended 30 September 2009

		In More	In More	In More
		Than One	Than Two	Than Five
		Year but	Years but	Years but
	In Less	not More	not More	not More	In More
	Than One	Than Two	Than Five	Than Ten	Than Ten
	Year	Years	Years	Years	Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Non-derivative financial
liabilities:
Bank loans	5,809	5,940	18,669	224,093	—	254,511
Hire purchase and finance lease arrangements	43	43	59	—	—	145
Loan from immediate parent company — repayable in 2055	—	—	—	—	75,009,130	75,009,130
Creditors	35,419	—	—	—	—	35,419
Derivative contracts:
Gross cash outflows	1,307	—	—	—	—	1,307
Gross cash inflows	(153)	—	—	—	—	(153)

Total	42,425	5,983	18,728	224,093	75,009,130	75,300,359

Year ended 30 September 2008

		In More	In More	In More
		Than One	Than Two	Than Five
		Year but	Years but	Years but
	In Less	not More	not More	not More	In More
	Than One	Than Two	Than Five	Than Ten	Than Ten	Total
	Year	Years	Years	Years	Years	$’000
	$’000	$’000	$’000	$’000	$’000	$’000

Non-derivative financial
liabilities:
Bank loans	21,744	20,108	62,725	271,161	—	375,738
Hire purchase and finance lease arrangements	959	43	102	—	—	1,104
Loan from immediate parent company — repayable in 2055	—	—	—	—	83,564,859	83,564,859
Creditors	36,438	—	—	—	—	36,438
Derivative contracts:
Gross cash outflows	5,301	1,336	—	—	—	6,637
Gross cash inflows	(6,217)	(1,522)	—	—	—	(7,739)

Total	58,225	19,965	62,827	271,161	83,564,859	83,977,037

Capital risk management

The group’s policy is to maintain a strong capital base, defined as bank borrowings plus capital and reserves, so as to maintain investor, creditor and market confidence and to sustain future development of the business. Within this overall policy, the group seeks to maintain an optimum capital structure. There were no changes to the group’s approach to capital management during the year.

The primary source of funding for the group is bank borrowings.

3.	Operating profit

	2009	2008	2007
	$’000	$’000	$’000

Operating profit is stated after charging/(crediting):
Research and development	341	181	266
Net foreign exchange gain	(145)	(120)	(48)
Depreciation of tangible fixed assets:
- owned assets	9,952	9,404	6,974
- hire purchase and finance lease agreements	38	629	603
Loss on disposal of tangible fixed assets	162	52	113
Operating lease rentals:
- plant and machinery	373	390	1,417
- other	2,828	2,721	1,019
Amortisation of intangible fixed assets (including	10,556	10,528	10,533
goodwill)
Amortisation of deferred government grants	(85)	(77)	—
Audit services:
- fees payable to the company’s auditors for the audit of the parent company and consolidated financial statements	58	57	55
Non-audit services (fees payable to the company’s auditors and its associates for other services):
- the audit of the company’s subsidiaries pursuant to legislation	178	188	180
- tax services	369	172	253
- other	176	20	144

4.	Employee information

Employee costs were as follows:

	2009	2008	2007
	$’000	$’000	$’000

Wages and salaries	34,036	33,299	31,548
Social security costs	3,292	3,351	2,984
Pension costs (note 15)	1,119	1,111	971
Share-based payments (note 26)	561	448	421

	39,008	38,209	35,924

The average monthly number of persons employed during the year was:

	2009	2008	2007
	Number	Number	Number

Production	664	626	665
Administration	138	127	127

	802	753	792

Other than the directors, the company had no employees (2008: nil; 2007: nil) and did not incur any staff costs during the year (2008: $nil; 2007: $nil).

The directors of the company received no emoluments from the company or its subsidiaries during the year (2008: $nil; 2007: $nil).

5.	Interest receivable and similar income

	2009	2008	2007
	$’000	$’000	$’000

On bank balances	170	387	1,152
Fair value adjustment in respect of derivative financial instrument	890	—	545
Other	4	37	72

	1,064	424	1,769

6.	Interest payable and similar charges

	2009	2008	2007
	$’000	$’000	$’000

On hire purchase and finance lease arrangements	27	85	134
On bank loans and other arrangements	14,196	22,037	22,893
Fair value adjustment in respect of derivative financial instrument	632	1,455	466
Amortisation of lending costs	599	599	532
On loan and other amounts due to immediate parent company	12,669	13,876	11,904

	28,123	38,052	35,929
Finance costs capitalised on qualifying tangible fixed assets	—	—	(457)

	28,123	38,052	35,472

Finance costs capitalised on qualifying tangible fixed assets are capitalised at the weighted average cost of the related borrowings up to the date of completion. No finance costs have been capitalised in the year (2008: $nil; 2007: $457,000).

7.	Tax on profit/(loss) on ordinary activities

a)	Analysis of charge for the year:

	2009	2008	2007
	$’000	$’000	$’000

Current tax:
U.K. corporation tax charge — current year	2,572	1,892	—
- adjustments in respect of prior period	219	—	(540)
US income tax charge — current year	3,656	75	(1,463)
- adjustments in respect of prior period	(31)	(22)	—

Total current tax charge/(credit) (see note 7b)	6,416	1,945	(2,003)

Deferred tax:
Origination and reversal of timing differences — current year	2,681	1,125	1,799
- adjustments in respect of prior years	444	50	531
Adjustments arising from the Finance Bill 2007	—	—	(155)

Total deferred tax charge (note 14)	3,125	1,175	2,175

Tax on profit/(loss) on ordinary activities	9,541	3,120	172

b)	Factors affecting the current tax charge for the year:

	2009	2008	2007
	$’000	$’000	$’000

Profit/(loss) on ordinary activities before tax:	5,779	(14,195)	(19,827)

Profit/(loss) on ordinary activities multiplied by the standard rate of U.K. corporation tax of 28% (2008: 29%; 2007: 30%)	1,618	(4,117)	(5,948)
Permanent differences	6,099	6,670	5,523
Adjustment in respect of foreign tax rates	1,110	8	283
Differences between capital allowances and depreciation	(993)	(396)	71
Other timing differences	712	325	794
Tax losses carried forward not recognised	—	—	567
Tax losses utilised	(2,318)	(523)	(2,753)
Adjustments in respect of prior year	188	(22)	(540)

Current tax charge/(credit) for the year (see note 7a)	6,416	1,945	(2,003)

8.	Intangible fixed assets

	Patents,
	Trademarks and
	Licence Fees	Goodwill	Total
	$’000	$’000	$’000

Cost
At 1 October 2007	162	209,807	209,969
Additions	8	—	8
Exchange adjustments	(21)	—	(21)

At 30 September 2008	149	209,807	209,956

At 1 October 2008	149	209,807	209,956
Exchange adjustments	(15)	—	(15)

At 30 September 2009	134	209,807	209,941

Accumulated amortisation
At 1 October 2007	(44)	(11,122)	(11,166)
Charge for the year	(38)	(10,490)	(10,528)
Exchange adjustments	7	—	7

At 30 September 2008	(75)	(21,612)	(21,687)

At 1 October 2008	(75)	(21,612)	(21,687)
Charge for the year	(66)	(10,490)	(10,556)
Exchange adjustments	7	—	7

At 30 September 2009	(134)	(32,102)	(32,236)

Net book value
At 30 September 2009	—	177,705	177,705

At 30 September 2008	74	188,195	188,269

The company held no intangible fixed assets (2008: $nil).

9.	Tangible fixed assets

		Plant and
		Machinery, Office
	Freehold	Equipment and Motor
	land and Buildings	Vehicles	Total
	$’000	$’000	$’000

Cost
At 1 October 2007	35,080	48,105	83,185
Additions	1,506	8,911	10,417
Disposals	(8)	(176)	(184)
Transfers	(1,386)	1,386	—
Exchange adjustments	(3,127)	(3,660)	(6,787)

At 30 September 2008	32,065	54,566	86,631

At 1 October 2008	32,065	54,566	86,631
Additions	41	12,297	12,338
Disposals	—	(1,057)	(1,057)
Transfers	(1,651)	1,651	—
Exchange adjustments	(2,278)	(2,575)	(4,853)

At 30 September 2009	28,177	64,882	93,059

Accumulated depreciation
At 30 September 2007	(1,873)	(5,470)	(7,343)
Charge for the year	(2,009)	(8,024)	(10,033)
Disposals	6	126	132
Transfers	14	(14)	—
Exchange adjustments	302	768	1,070

At 30 September 2008	(3,560)	(12,614)	(16,174)

At 1 October 2008	(3,560)	(12,614)	(16,174)
Charge for the year	(1,433)	(8,557)	(9,990)
Disposals	—	895	895
Transfers	440	(440)	—
Exchange adjustments	228	533	761

At 30 September 2009	(4,325)	(20,183)	(24,508)

Net book value
At 30 September 2009	23,852	44,699	68,551

At 30 September 2008	28,505	41,952	70,457

The net book value of plant and machinery, office equipment and motor vehicles includes an amount of $107,000 (2008: $2,308,000) in respect of assets held under hire purchase and finance lease arrangements. The depreciation charge for the year in respect of these assets was $38,000 (2008: $629,000; 2007: $603,000).

The cost of tangible fixed assets includes $457,000 (2008: $457,000) of aggregate finance costs.

The company held no tangible fixed assets (2008: $nil).

10.	Stocks

	2009	2008
	$’000	$’000

Raw materials	5,373	5,108
Work in progress	336	216
Finished goods	7,914	6,834

	13,623	12,158

The replacement cost of stocks does not differ materially from the values disclosed above.

The group incurred no costs (2008: $nil) in writing down stock to its recoverable amount during the period.

11.	Debtors

	2009	2008
	$’000	$’000

Amounts falling due within one year:
Trade debtors	26,888	26,523
Less provision for impairment	(798)	(179)

Trade debtors — net	26,090	26,344
Prepayments and accrued income	1,921	2,306
Derivative financial instruments (note 24)	—	87

	28,011	28,737

The carrying value of debtors (excluding derivative financial instruments) is a reasonable approximation to fair value.

The maximum exposure to credit risk at the reporting date is the fair value of each class of debtor above.

As of 30 September 2009, trade debtors of $21,716,000 (2008: $23,112,000) were neither past due nor impaired.

At 30 September 2009 trade debtors of $4,374,000 (2008: $3,232,000) were past due but not impaired. These relate to a number of independent customers for who there is no recent history of default. The ageing analysis of these trade debtors is as follows:

	2009	2008
	$’000	$’000

Up to 1 month past due date	4,187	2,516
Between 1 and 2 months past due date	158	460
Between 2 and 3 months past due date	2	113
Over 3 months past due date	27	143

	4,374	3,232

At 30 September 2009 amounts up to 1 month past due date of $4,187,000 (2008: $2,516,000), included $2,682,000 (2008: $nil) that became due on that date, and hence was only 1 day overdue.

At 30 September 2009 trade debtors of $798,000 (2008: $179,000) were past due and impaired. The provision made was $798,000 (2008: $179,000). Included in the provision for impairment of trade debtors are specific amounts receivable owed by specific customers where recovery of the balance due is considered by management to be less than certain. The ageing analysis of these amounts is as follows:

	2009	2008
	$’000	$’000

Up to 3 months past due date	742	15
Over 6 months past due	56	164

	798	179

Movements in the provision for impaired trade debtors during the year are as follows:

	2009	2008
	$’000	$’000

Opening provision	179	196
Additional provision	798	12
Provision written back	(157)	(7)
Exchange adjustments	(22)	(22)

Closing provision	798	179

Amounts charged or credited to the profit and loss account by way of additional provisions are reflected as administrative expenses.

The carrying amounts of debtors are denominated in the following currencies:

	2009	2008
	$’000	$’000

Sterling	17,285	17,711
Euro	1,357	1,442
US dollar	9,369	9,584

	28,011	28,737

12.	Creditors: amounts falling due within one year

	2009	2008
	$’000	$’000

Bank loans (note 13)	—	2,007
Hire purchase and finance lease arrangements (note 13)	36	920
Trade creditors	14,921	15,470
Amounts owed to group undertakings	318	215
Corporation tax	3,201	1,629
Other taxation and social security payable	1,989	2,048
Derivative financial instruments (note 24)	1,153	1,473
Accruals and deferred income	20,583	21,053

	42,201	44,815

Accruals and deferred income includes $85,000 (2008: $85,000) in respect of deferred government grants. The directors consider the potential liability to repay grants is unlikely to crystallise due to the performance criteria applicable to the grants.

13.	Creditors: amounts falling due after more than one year

	2009	2008
	$’000	$’000

Bank loans	191,363	198,795
Hire purchase and finance lease arrangements	94	107
Loan from immediate parent company	95,387	92,316
Deferred income	518	531

	287,362	291,749

The loan from the immediate parent company is denominated in Sterling, unsecured, bears interest at a fixed rate of 15.6% which rolls-up and is added to the principal balance annually, and is repayable in 2055.

Deferred income includes $312,000 (2008: $397,000) in respect of deferred government grants. The directors consider the potential liability to repay grants is unlikely to crystallise due to the performance criteria applicable to the grants. The balance will be recognised in the profit and loss account over the coming five years.

The net obligations to which the group are committed in respect of bank loans and hire purchase and finance lease arrangements are:

			Hire Purchase and Finance
	Bank Loans		Lease Arrangements Creditor
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

In one year or less	—	2,007	36	920
Between one and two years	—	—	38	38
Between two and five years	—	—	56	69
After five years	191,363	198,795	—	—

	191,363	200,802	130	1,027

The amounts due under hire purchase and finance lease arrangements are secured on the relevant fixed assets.

			Annual Interest		Currency of
Bank Loans Comprise:	2009	2008	Charge	Date of Repayment	Repayment
	$’000	$’000

Mezzanine finance facility	68,963	73,457	LIBOR plus 8.50%, of which 4.50% is rolled up until maturity	31 December 2015	Sterling
Senior finance facility	93,095	94,500	LIBOR plus 2.00%	31 December 2014	US Dollars
Senior finance facility	34,242	38,723	LIBOR plus 2.00%	31 December 2014	Sterling

	196,300	206,680
Unamortised element of directly attributable fees and other finance costs	(4,937)	(5,878)

Total	191,363	200,802

Analysed as:
Amounts falling due within one year	—	2,007
Amounts falling due after one year	191,363	198,795

Total	191,363	200,802

Partial repayment of the bank loans is potentially due annually dependent upon ratios extracted from the group’s audited results for that financial year. It is not possible to accurately determine the amount of any such repayments for the financial years 2010 and after but the directors have estimated that no such amounts will become payable in the 2010 financial year. In October 2009 the group made a voluntary early loan repayment of $15,467,000 (October 2008: $nil; October 2007: $10,000,000).

All advances are subject to compliance with certain financial covenants. Projections prepared by the directors indicate that the group will continue to comply with these covenants. The senior and mezzanine facilities are secured by way of a fixed and floating charge over the assets of the major trading subsidiaries of the group.

Directly attributable fees and other finance costs were incurred by the group in raising the facilities. These fees have been offset against the related loan balances and are being amortised over the term of the loans.

On 14 November 2006 the group entered into an interest rate swap arrangement to mitigate 50% of the exposure to interest rate movements over the period to 16 November 2009 (see note 24).

As at 30 September 2009 the group has access to undrawn bank loan facilities of $20,000,000 (2008: $20,000,000). These facilities are due to expire on 31 December 2014.

14.	Provisions for liabilities and charges

Analysis of recognised deferred tax liability:

	2009	2008
	$’000	$’000

Capital allowances in excess of depreciation	(6,314)	(5,207)
Other timing differences	3,089	1,872
Tax losses carried forward	—	2,876

Deferred tax liability	(3,225)	(459)

Movement during the year:
At 1 October	(459)	240
Foreign exchange adjustments	359	476
Amounts charged to the profit and loss account (note 7)
- Current year	(2,681)	(1,125)
- Adjustments in respect of prior years	(444)	(50)

At 30 September	(3,225)	(459)

Deferred tax has been provided at 28% (2008: 28%) and at prevailing overseas taxation rates where applicable.

In addition to the amounts disclosed above, a potential liability to deferred tax exists in relation to a corporate restructuring in 2004. This gave rise to a potentially taxable gain which only crystallises in the event a subsidiary company (Kettle Foods Limited) is disposed of outside of the group. As there is no intention on behalf of the directors of the Company to enter such arrangements, the potential tax arising has not been provided for, nor, given the remoteness of such an event, has the potential liability been quantified, reflecting the fact that such quantification would be subject to a number of significant variables.

Analysis of unrecognised deferred tax asset:

	2009	2008
	$’000	$’000

Depreciation in excess of capital allowances	—	91
Other timing differences	—	747
Tax losses carried forward	134	169

Deferred tax asset	134	1,007

Movement during the year:
At 1 October	1,007	684
Differences between capital allowances and depreciation	(80)	91
Other timing differences	(654)	191
Losses carried forward not recognised	(17)	174
Foreign exchange	(122)	(133)

At 30 September	134	1,007

The above assets have not been recognised due to uncertainty over their recoverability.

15.	Pension costs

During the three year period the group contributed to a money purchase group personal pension scheme for certain employees. The total pension cost for the group in the year to 30 September 2009 in respect of this scheme was $1,119,000 (2008: $1,111,000; 2007: $971,000). At 30 September 2009 there were amounts outstanding of $44,000 (2008: $45,000).

16.	Called up share capital

	2009	2008
	$’000	$’000

Authorised
4,619 (2008: 4,619) ordinary shares of €25 each	147	147
1,020,141 (2008: 1,020,141) convertible preferred equity certificates of €25 each	13,068	13,068

	13,215	13,215

Allotted and fully paid
4,619 (2008: 4,619) ordinary shares of €25 each	147	147
1,020,141 (2008: 1,020,14) convertible preferred equity certificates of €25 each	13,068	13,068

	13,215	13,215

The convertible preferred equity certificates are preference shares denominated in Euros, unsecured, bearing a mandatory, cumulative dividend of 0.425% which rolls-up if not paid annually. The convertible preferred equity certificates are mandatorily redeemable by, at the latest, 2055 either in cash, ordinary shares or further convertible preferred equity certificates, at the discretion of the issuer. The convertible preferred equity certificates are subordinated to the Senior and Mezzanine facilities, with the result that neither the capital or interest elements of these certificates becomes payable until these debts have been settled.

17.	Reserves

		Profit and Loss
	Other Reserves	Account
	$’000	$’000

At 1 October 2007	(13,752)	(21,592)
Retained loss for the financial year	—	(17,315)
Transfers	20	(20)
Share based payments (note 26)	—	448
Foreign exchange gain arising on consolidation	22,032	—

At 30 September 2008	8,300	(38,479)

At 1 October 2008	8,300	(38,479)
Retained loss for the financial year	—	(3,762)
Transfers	(10)	10
Share based payments (note 26)	—	561
Foreign exchange gain arising on consolidation	15,723	—

At 30 September 2009	24,013	(41,670)

18.	Reconciliation of movements in total shareholders’ deficit

	2009	2008
	$’000	$’000

Loss for the financial year	(3,762)	(17,315)
Share based payments (note 26)	561	448
Foreign exchange gain arising on consolidation	15,723	22,032

Net increase in total shareholders’ funds	12,522	5,165
Total shareholders’ deficit at 1 October	(16,964)	(22,129)

Total shareholders’ deficit at 30 September	(4,442)	(16,964)

19.	Capital commitments

	2009	2008
	$’000	$’000

Capital expenditure that has been contracted for but has not been provided for in the financial statements	4,030	2,305

20.	Financial commitments

At 30 September 2009 the group had annual commitments under non-cancellable operating leases as follows:

	Land and Buildings		Plant and Machinery
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000

Expiring within one year	—	733	58	38
Expiring between two and five years inclusive	2,304	1,372	288	322
Expiring after five years	529	—	—	—

	2,833	2,105	346	360

21.	Reconciliation of operating profit to net cash inflow from operating activities

	2009	2008	2007
	$’000	$’000	$’000

Operating profit	32,838	23,433	13,876
Depreciation of tangible fixed assets	9,990	10,033	7,577
Amortisation of intangible fixed assets	10,556	10,528	10,533
Loss on disposal of tangible fixed assets	162	52	113
Amortisation of deferred government grants	(85)	(77)	—
(Increase)/decrease in stocks	(1,929)	1,243	(4,124)
Increase in debtors	(551)	(4,413)	(3,659)
Increase in creditors	3,456	2,653	5,982
Exchange differences	(1)	284	(155)
Share-based payments	561	448	421

Net cash inflow from operating activities	54,997	44,184	30,564

22.	Reconciliation of net cash flow to movement in net debt

	2009	2008	2007
	$’000	$’000	$’000

Opening net debt	(273,707)	(301,447)	(258,628)

Increase in cash in the year	21,303	8,091	9,019
Cash outflow/(inflow) from changes in debt financing	3,023	11,168	(19,470)

Change in net debt resulting from cash flows	24,326	19,259	(10,451)

Non-cash movements (note 23)	(16,100)	(18,055)	(15,845)
Exchange movements (note 23)	19,057	26,536	(16,523)

Net debt at 30 September	(246,424)	(273,707)	(301,447)

23.	Analysis of net debt

	At 1 October	Cash	Non-Cash	Exchange	At 30 September
	2008	Flows	Movements	Movements	2009
	$’000	$’000	$’000	$’000	$’000

Cash	20,438	21,303	—	(1,285)	40,456
Loan from immediate parent company	(92,316)	298	(12,519)	9,150	(95,387)
Bank loans (net of issue costs)	(200,802)	1,909	(3,552)	11,082	(191,363)
Hire purchase and finance lease arrangements	(1,027)	816	(29)	110	(130)

Total	(273,707)	24,326	(16,100)	19,057	(246,424)

	At 1 October	Cash	Non-Cash	Exchange	At 30 September
	2007	Flows	Movements	Movements	2008
	$’000	$’000	$’000	$’000	$’000

Cash	14,192	8,091	—	(1,845)	20,438
Loan from immediate parent company	(91,232)	—	(13,808)	12,724	(92,316)
Bank loans (net of issue costs)	(222,309)	10,178	(4,172)	15,501	(200,802)
Hire purchase and finance lease arrangements	(2,098)	990	(75)	156	(1,027)

Total	(301,447)	19,259	(18,055)	26,536	(273,707)

Non-cash movements primarily relate to the accrual of rolled-up interest on the loan from the immediate parent company, the accrual of rolled-up interest on the mezzanine bank loan facility and the amortisation of lending costs.

24.	Financial instruments

Objectives, policies and strategies

The main financial risks faced by the group are the need to ensure that sufficient funds are available for operations and planned expansions, and the cash flow and fair value interest rate risk resulting from variable rate interest bearing liabilities. Sufficient funds are made available for operations and planned expansion through the use of long-term loans and short-term debt finance.

Interest rate cash flow risk is managed through the use of derivative financial instruments linked to the group’s long-term loan financing. At 30 September 2009 the group had in place financial derivative arrangements whereby 50% (2008: 100%) of the bank loans are effectively fixed at rates between 4.9875% and 5.3000%.

The group uses fixed rate interest finance lease instruments to finance certain capital expenditure projects. The rates are fixed at the time of each draw down and each draw down is repaid over the lease term in equal monthly instalments.

The group’s financial instruments can be categorised as follows:

		Assets at
		Fair Value
		Through
	Loans and	Profit and
	Receivables	Loss	Total
	$’000	$’000	$’000

Assets at 30 September 2009
Trade debtors	26,090	—	26,090
Prepayments and accrued income	1,921	—	1,921
Cash at bank and in hand	40,456	—	40,456

	68,467	—	68,467

Assets at 30 September 2008
Trade debtors	26,344	—	26,344
Prepayments and accrued income	2,306	—	2,306
Derivative financial instruments	—	87	87
Cash at bank and in hand	20,438	—	20,438

	49,088	87	49,175

	Liabilities at
	Fair Value
	Through	Other
	Profit and	Financial
	Loss	Liabilities	Total
	$’000	$’000	$’000

Liabilities at 30 September 2009
Trade and other creditors excluding statutory liabilities	—	36,022	36,022
Derivative financial instruments	1,153	—	1,153
Bank loans	—	191,363	191,363
Hire purchase and finance lease arrangements	—	130	130
Loan from immediate parent company	—	95,387	95,387

	1,153	322,902	324,055

Liabilities at 30 September 2008
Trade and other creditors excluding statutory liabilities	—	37,054	37,054
Derivative financial instruments	1,473	—	1,473
Bank loans	—	200,802	200,802
Hire purchase and finance lease arrangements	—	1,027	1,027
Loan from immediate parent company	—	92,316	92,316

	1,473	331,199	332,672

Fair value of derivative financial instruments

The carrying values of derivative financial instruments classified as held for trading, and which do not meet the criteria for hedge accounting, in the balance sheet are as follows:

	Assets	Liabilities	Total
	$’000	$’000	$’000

Interest rate swap arrangements:
At 1 October 2007	562	(466)	96
Net charge to the profit and loss account	(448)	(1,007)	(1,455)
Exchange adjustments	(27)	—	(27)

At 30 September 2008	87	(1,473)	(1,386)

At 1 October 2008	87	(1,473)	(1,386)
Net credit to the profit and loss account	(77)	335	258
Exchange adjustments	(10)	(15)	(25)

At 30 September 2009	—	(1,153)	(1,153)

Fair values of financial assets and liabilities

Fair values of financial assets and liabilities are disclosed below:

	2009	2009	2008	2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$’000	$’000	$’000	$’000

Primary financial instruments held or issued to finance the group’s operations:
Short-term borrowings	—	—	(2,007)	(2,007)
Long-term borrowings (including loan from immediate parent company)	(286,750)	(1,973,174)	(291,111)	(1,237,746)
Hire purchase and finance leases arrangements	(130)	(130)	(1,027)	(1,027)
Cash at bank and in hand	40,456	40,456	20,438	20,438
Derivative financial instruments held to manage the interest rate cash flow risk:
Derivative financial instruments — net	(1,153)	(1,153)	(1,386)	(1,386)

	(247,557)	(1,934,001)	(275,093)	(1,221,728)

The fair value of short term borrowings and finance leases approximates to book value, given the impact of discounting is not material in the opinion of the directors. The fair value of long term borrowings have been calculated by discounting expected future cash flows using a rate of 10.34% (2008: 12.06%; 2007: 11.75%) being the group’s weighted average cost of capital. The fair values of the financial derivatives have been calculated by discounting expected future cash flows based on the prevailing market conditions. The above table excludes trade and other debtors/creditors, which have fair values equal to or which approximate to their carrying value.

Maturity analysis of financial liabilities

The maturity of long term borrowings and finance leases is disclosed in note 13.

25.	Related party transactions

The group has taken advantage of the exemption provided within FRS 8, not to disclose transactions with subsidiary undertakings, 90% or more of whose voting rights are controlled within the group.

On 8 September 2006 Lion/Stove Acquisition Limited and Kettle Foods Holdings, Inc., entered into an agreement with Lion Capital LLP for the provision of certain financial and advisory services to those companies and their subsidiaries. These services could not otherwise be obtained by the group without the addition of personnel or the engagement of external professional advisors.

The charges raised in the year ended 30 September 2009 amounted to $655,000 (2008: $672,000; 2007: $468,000). An amount of $655,000 (2008: $672,000; 2007: 595,000) has been charged to the consolidated profit and loss account. At 30 September 2009, an amount of $5,000 (2008: $14,000; 2007: $14,000) in relation to accrued expenses was included within accruals and deferred income.

26.	Share-based payments

Lion/Stove Cayman L.P., a partnership registered in the Cayman Islands, was established on 21 March 2007, at which time it became the ultimate parent undertaking of the company.

12,500 units of the Class B interests in the partnership have been issued to group employees for a fair value, as determined by the directors. The unconditional rights to the Class B interests only crystallise on the occurrence of certain defined exit events. As such the fair value determined under FRS 20 at the issue date has been expensed on a straight-line basis over a prudent estimate of the period to which it is expected that a defined exit event will occur. The charge for the year ended 30 September 2009 of $561,000 (2008: $448,000; 2007: $421,000) has been recognised within operating profit and the related credit has been recognised in equity.

27.	Ultimate controlling party and immediate parent companies

The company’s immediate parent company is Lion/Stove Luxembourg Investment S.à.r.l.

The ultimate parent undertaking is Lion/Stove Cayman L.P., a partnership registered in the Cayman Islands. The directors regard the ultimate controlling party to be certain funds managed by, or advised by, Lion Capital LLP.

28.	Reconciliation between U.K. generally accepted accounting principles with U.S. generally accepted accounting principles for the years ended 30 September 2009 and 30 September 2008.

Accounting principles

The consolidated financial statements of Lion/Stove Luxembourg Investment 2 S.à.r.l have been prepared in accordance with U.K. GAAP which differs from U.S. GAAP in certain respects.

Material differences between U.K. GAAP and U.S. GAAP

A description of the relevant accounting principles which differ materially is given below.

a.	Goodwill and other intangibles

Under U.K. GAAP the group has goodwill arising from business combinations calculated as the excess of the consideration over the fair values of net assets acquired. There is no requirement to identify and assign values to separately identifiable intangible assets such as customer contracts/ relationships and trademarks. The resulting goodwill is capitalised and amortised on a straight line basis over its estimated useful life, in this case, 20 years.

Under U.S. GAAP business combinations are accounted for using purchase accounting and goodwill is calculated as the excess of consideration over the fair value of the combination of the net tangible assets and separately identifiable intangible assets. While definite lived intangible assets are amortised over their useful lives, goodwill is not amortised, but tested for impairment at least once annually. The group has revised the original purchase accounting adopted under U.K. GAAP for U.S. GAAP purposes to recognise intangible assets in respect of customer relationships and trademarks; to recognise deferred tax liabilities associated with these assets (see note c); and to recognise an adjustment to inventory valuation (see note d). This has resulted in total reduction to goodwill of $53,611,000 at 30 September 2009 and $64,101,000 at 30 September 2008 to $124,094,000 at 30 September 2009 and 2008.

Customer relationships recognised are being amortised over a life of 6 — 8 years and trademarks are being amortised over 20 year period. Goodwill is not amortised but has been assessed for impairment at each balance sheet date. The U.K. GAAP goodwill amortisation has hence been written back and replaced with amortisation of intangible assets amounting to a net decrease in shareholders’ deficit of $2,408,000 (reversal of goodwill amortisation of $10,490,000 net of U.S. GAAP amortisation on intangible assets of $8,082,000) for the year ended 30 September 2009 and $2,378,000 (reversal of goodwill amortisation of $10,490,000 net of U.S. GAAP amortisation on intangible assets of $8,112,000) for the year ended 30 September 2008.

As a result of these adjustments, intangible assets of $110,447,000 (comprising trademarks of $93,424,000 and customer relationships of $17,023,000) and $118,529,000 (comprising trademarks of $98,939,000 and customer relationships of $19,590,000) have been recognised net of amortisation at 30 September 2009 and 2008 respectively. The impact of these adjustments to goodwill and intangible assets as at 30 September 2009 and 30 September 2008 is summarised in the tables below:

	2009	2008
	$’000	$’000

U.K. Goodwill gross carrying value as at 30 September	209,807	209,807
U.K. GAAP Accumulated amortisation at 30th September	(32,102)	(21,612)

U.K. GAAP goodwill net carrying value as at 30 September	177,705	188,195

Reversal of goodwill amortisation	32,102	21,612
Reclassification as intangible assets	(135,409)	(135,409)
Impact of inventory adjustment (see note d below)	(1,568)	(1,568)
Deferred tax on inventory adjustment (see note d below)	470	470
Deferred tax on Intangible assets (see note c below)	50,794	50,794

Total cumulative adjustment	(53,611)	(64,101)

U.S. GAAP Goodwill	124,094	124,094

U.K. GAAP intangible assets gross carrying value as at 30 September	134	149
U.K. GAAP Accumulated amortisation as at 30 September	(134)	(75)

	—	74
Elimination of residual U.K. GAAP balances	—	(74)
Additional intangible assets identified	135,409	135,409
Accumulated amortisation	(24,962)	(16,880)

U.S. GAAP other intangibles	110,447	118,529

b.	Income taxes

Under U.S. GAAP deferred tax is recognised in respect of roll over gains whilst under U.K. GAAP it is not. This has resulted in an adjustment of $394,000 to increase the deferred tax liability and tax charge for 2009. This rollover gain arose from compensation for assets destroyed by a fire some years ago that was reinvested in replacement assets. This treatment was confirmed with the tax authorities during 2009.

c.	Taxation on Purchase Price Accounting — Intangible assets

The amortisation arising on separable intangible assets (see adjustment a) is not tax deductible and therefore leads to a temporary difference. As a result, under U.S. GAAP a deferred tax liability of $50,794,000 would have been recognised on acquisition in respect of the intangible assets arising. An adjustment has been made to record deferred tax liabilities of $41,383,000 and $44,351,000 as at 30 September 2009 and 2008, respectively. A tax credit of $2,968,000 has been recognised in the income statements for each of the years ended 30 September 2009 and 2008.

d.	Purchase Price Accounting — Inventory fair value adjustment

As part of purchase price accounting under U.S. GAAP inventories were revalued and increased by $1,568,000. This revaluation lead to a temporary timing difference and a deferred tax liability of $470,000 was also recognised at the acquisition date. The net impact of these adjustments was to increase goodwill by $1,098,000.

e.	Reclassification of equity as net debt

For the purposes of U.K. GAAP the Convertible preferred equity certificates of €25 each (of which 1,020,141 are in issue) are treated as equity. Reflecting the legal form of these instruments, for the purposes of U.S. GAAP, they are treated as debt. As a result an adjustment has been recorded to decrease shareholders’ equity by an amount of $14,914,000 (carrying value of $13,068,000 together with accumulated foreign exchange differences of $1,846,000) at 30 September 2009 and of $14,328,00 (carrying value of $13,068,000 together with accumulated foreign exchange differences of $1,260,000). As the instruments are denominated in Euro foreign exchange losses of $586,000 and gains of $183,000 have been recognized directly in shareholders’ equity in respect of the year ended 30 September 2009 and the year ended 30 September 2008.

1 Adjustments to net income

	Notes	2009	2008
		$’000	$’000

Loss attributable to ordinary shareholders in accordance with U.K. GAAP		(3,762)	(17,315)
U.S. GAAP adjustments:
Purchase Price accounting — Intangible	a	(8,082)	(8,112)
Purchase Price accounting — Goodwill	a	10,490	10,490
Taxation	b	(394)	—
Taxation — Deferred tax	c	2,968	2,968

Net income/(loss) attributable to ordinary shareholders in accordance with U.S. GAAP		1,220	(11,969)

2 Adjustments to Shareholders’ deficit

	Notes	2009	2008
		$’000	$’000

Shareholders’ deficit in accordance with U.K. GAAP		(4,442)	(16,964)

Cumulative opening reserves adjustment
- Goodwill	a	(64,101)	(74,591)
- Intangible assets	a	118,529	126,641
- Deferred tax liability	c,d	(44,351)	(47,319)
- Reclassify equity as debt	e	(14,328)	(14,511)

Total opening adjustments		(4,251)	(9,780)

Current period adjustment
- Goodwill	a	10,490	10,490
- Intangibles	a	(8,082)	(8,112)
- Taxation rollover gain	b	(394)	—
- Taxation — Deferred tax	c	2,968	2,968
- Reclassify equity as debt	e	(586)	183

Total current period adjustments		4,396	5,529

Shareholders’ (deficit) in accordance with U.S. GAAP		(4,297)	(21,215)

PROSPECTUS

$250,000,000

DIAMOND FOODS, INC.

Common Stock
(including the associated
preferred share purchase rights)
Preferred Stock
Debt Securities
Warrants

This prospectus includes a general description of the shares of common stock, shares of preferred stock, debt securities and warrants we may issue from time to time. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and each supplement carefully before you invest.

The aggregate initial offering price of all securities sold under this prospectus will not exceed $250,000,000.

Our common stock trades on the Nasdaq Global Select Market under the symbol “DMND.” On November 30, 2009, the closing sale price of our common stock, as reported on the Nasdaq Stock Market, was $30.88 per share. As of the date of this prospectus, none of the other securities that we may offer by this prospectus are listed on any national securities exchange or automated quotation system.

Investing in our securities involves risks. See “Risk Factors” on page 3 of this prospectus.

We may offer these securities directly to investors, through underwriters, dealers or agents, on a continuous or delayed basis. See “Plan of Distribution.” Each prospectus supplement will provide the terms of the plan of distribution relating to each security.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 11, 2010.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed with the Securities and Exchange Commission (the “SEC”) using a shelf registration process. Under the shelf registration process, we may offer from time to time shares of common stock, shares of preferred stock, debt securities and/or warrants in one or more offerings up to an aggregate dollar amount of $250,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, in addition to this prospectus we will provide you with a prospectus supplement that will contain more specific information about the terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus or in documents we have incorporated by reference into this prospectus. You should read this prospectus and any prospectus supplement as well as additional information described under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” on page 21.

We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We and our agents reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. A prospectus supplement, which we will provide to you each time we offer securities, will provide the names of any underwriters, dealers, or agents involved in the sale of the securities, and any applicable fee, commission or discount arrangements with them.

You should rely only on the information we have provided or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with additional or different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents. We are not making an offer of these securities in any jurisdiction where the offer is not permitted

Unless the context otherwise requires, the terms “we,” “our,” “us,” “the company” and “Diamond” refer to Diamond Foods, Inc., a Delaware corporation.

i

PROSPECTUS SUMMARY

This section contains a general summary of the information contained in this prospectus. It may not include all of the information that is important to you. You should read the entire prospectus, any accompanying prospectus supplement and the documents incorporated by reference before making an investment decision.

Diamond Foods, Inc.

Diamond Foods, Inc. is a branded food company specializing in processing, marketing and distributing culinary, in-shell and ingredient nuts and snack products. Our company was founded in 1912 and has a strong heritage in the in-shell and culinary markets under the Diamond of California® brand. On July 26, 2005, we converted from an agricultural cooperative association to a Delaware corporation and completed the initial public offering of our common stock. Since that time, we have shifted a greater proportion of our sales to our retail business and continue to introduce new, higher-value, branded culinary and snack products marketed under our Emerald® and Pop Secret® brand names. Our products are sold in over 60,000 retail locations in the United States and in over 100 countries.

The address of our principal executive offices is 600 Montgomery Street, 17th Floor, San Francisco, California 94111, and our telephone number at that address is (415) 445-7444. Our website address is www.diamondfoods.com. The information contained in or that can be accessed through our website is not part of this prospectus.

The following table presents our historical ratios of earnings to fixed charges for the periods indicated (in thousands):

	Years Ended July 31,
	2005	2006	2007	2008	2009

Ratio of Earnings to Fixed Charges	N/A	4.0	5.3	9.8	7.3

For the purpose of this computation, earnings are defined as pretax income (loss) from continuing operations plus fixed charges. Fixed charges consist of interest expense, amortized discounts related to indebtedness and interest component of rent expense. If we use this prospectus to issue shares of preferred stock, the prospectus supplement will include a ratio of combined fixed charges and preferred dividends to earnings, as appropriate. We had no shares of preferred stock outstanding in any of the periods shown.

The Securities We May Offer

With this prospectus, we may offer common stock, preferred stock, debt securities and warrants, or any combination of the foregoing. The aggregate offering price of securities that we offer with this prospectus will not exceed $250,000,000. Each time we offer securities with this prospectus, we will provide offerees with a prospectus supplement that will contain the specific terms of the securities being offered. The following is a summary of the securities we may offer with this prospectus.

Common Stock

We may offer shares of our common stock, par value $0.001 per share, including the associated preferred share purchase rights. In this prospectus, we provide a general description of, among other things, our dividend policy and the transfer and voting restrictions that apply to holders of our common stock.

Preferred Stock

We may offer shares of our preferred stock, par value $0.001 per share, in one or more series. Our board of directors will determine the dividend, voting, conversion and other rights of the series of shares of preferred stock being offered.

Debt Securities

We may offer general obligations, which may be secured or unsecured, senior or subordinated and convertible into shares of our common stock or preferred stock. In this prospectus, we refer to the senior debt securities and the subordinated debt securities together as the “debt securities.” The senior debt securities will have the same rank as all of our other indebtedness that is not subordinated. The subordinated debt securities will be entitled to payment only after payment on our senior debt. In addition, the subordinated debt securities will be effectively subordinated to creditors and preferred stockholders of our subsidiaries. Our board of directors will determine the terms of each series of debt securities being offered.

We will issue the debt securities under an indenture or indentures between us and Wells Fargo Bank, as the trustee. In this document, we have summarized general features of the debt securities from the indentures. We encourage you to read the indentures, which are exhibits to the registration statement of which this prospectus is a part.

Warrants

We may offer warrants for the purchase of debt securities, shares of preferred stock or shares of common stock. Our board of directors will determine the terms of the warrants.

Plan of Distribution

We may sell the securities offered by this prospectus through underwriters, agents, dealers, directly to one or more purchasers or through any combination of these methods of sale. We may distribute these securities from time to time in one or more transactions at a fixed price or prices, at market prices prevailing at the times of sale, at prices related to these prevailing market prices, or at negotiated prices. The prospectus supplement for the securities we sell will set forth the terms of that offering and the method of distribution, including the names of the underwriters, dealers or agents, if any, the amount of securities sold and purchase price, the proceeds to us, any over-allotment option, any public offering price, any securities exchange on which the securities will be listed, any underwriting discounts and other items constituting underwriters’ compensation, and any discounts or concessions allowed or reallowed or paid to dealers.

RISK FACTORS

Prior to making an investment decision with respect to the securities that we may offer, prospective investors should carefully consider, in light of their particular investment objectives and financial circumstances, the specific factors set forth under the caption “Risk Factors” in the applicable prospectus supplement pertaining thereto and in our most recent annual report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC, as well as any amendments thereto reflected in subsequent filings with the SEC, and in any of our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act incorporated by reference into this prospectus and the applicable prospectus supplement. For more information, see “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are based upon our current expectations, estimates and projections about our industry, and that reflect our beliefs and certain assumptions based upon information made available to us at the time of this prospectus or the time of these reports, as application. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “could,” “will” and variations of these words or similar expressions are intended to identify forward-looking statements. Such statements include, but are not limited to, statements concerning availability and pricing of raw materials, loss of key customers, increases in competition in the markets in which we compete, and entering markets in which we have limited experience.

Investors are cautioned that such forward-looking statements are only predictions, which may differ materially from actual results or future events. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Among the factors that could cause our actual results to differ materially from those expressed in or implied by the forward-looking statements are risks and uncertainties incorporated by reference under “Risk Factors” in this prospectus and described in our filings with the SEC. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

Unless we stated differently in a prospectus supplement, we will use the net proceeds from the sale of securities that we may offer with this prospectus and any accompanying prospectus supplement for general corporate purposes. General corporate purposes may include capital expenditures, repayment of debt, possible acquisitions, investments, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement. We may invest the net proceeds temporarily or use them to repay short-term debt until we use them for their stated purpose.

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents our historical ratios of earnings to fixed charges for the periods indicated (in thousands):

	Years Ended July 31,
	2005	2006	2007	2008	2009

Ratio of Earnings to Fixed Charges	N/A	4.0	5.3	9.8	7.3

The ratio of earnings to fixed charges was determined as follows: Earnings available for fixed charges are calculated first, by determining the sum of income from continuing operations before income taxes plus fixed charges; fixed charges are calculated as the sum of interest costs (both expensed and capitalized), amortized discounts related to indebtedness and interest component of rent expense.

If we use this prospectus to issue shares of preferred stock, the prospectus supplement will include a ratio of combined fixed charges and preferred dividends to earnings, as appropriate. We had no shares of preferred stock outstanding in any of the periods shown.

Computation of ratio of earnings to fixed charges is not applicable for our fiscal year ended July 31, 2005, because at that time we were an agricultural cooperative and reported net proceeds rather than earnings

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus in any one or more of the following ways from time to time:

•	To the public through underwriting syndicates led by one or more managing underwriters;

•	To one or more underwriters acting alone for resale to investors or to the public;

•	To or through brokers or dealers;

•	Directly to agents;

•	To investors through agents;

•	Directly to investors, including through a specific bidding, auction or other process; or

•	Through a combination of any such methods of sale.

We may also sell the securities offered by this prospectus in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange or otherwise.

The accompanying prospectus supplement for the securities we sell will describe the terms of that offering and the method of distribution, including:

•	the name or names of any underwriters, dealers or agents; the amount of securities sold, the purchase price and consideration paid, and the proceeds we will receive from that sale;

•	any over-allotment options under which the underwriters may purchase additional securities from us;

•	any public offering price;

•	any securities exchange or market on which the securities offered in the prospectus supplement may be listed whether or not the securities will trade on any securities exchanges or markets;

•	the amount of any compensation, discounts or commissions to be received by underwriters, dealers or agents, any other items constituting underwriters’ compensation, and any discounts or concessions allowed or reallowed or paid to dealers; or

•	any other material terms of the distribution of securities.

Only those underwriters identified in such prospectus supplement are deemed to be underwriters in connection with the securities offered in the prospectus supplement. Any underwritten offering may be on a best efforts or a firm commitment basis.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at varying prices determined at the time of sale, or at prices determined as the applicable prospectus supplement specifies. The securities may be sold through a rights offering, forward contracts or similar arrangements. In any distribution of subscription rights to stockholders, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties.

In connection with the sale of the securities, underwriters, dealers or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive commissions from securities purchasers for whom they may act as agent. Underwriters may sell the securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

We will provide in the applicable prospectus supplement information regarding any underwriting discounts or other compensation that we pay to underwriters or agents in connection with the securities offering, and any discounts, concessions or commissions which underwriters allow to dealers. Underwriters, dealers and agents participating in the securities distribution may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

Unless otherwise specified in the related prospectus supplement, each series of securities will be a new issue with no established trading market, other than shares of common stock of Diamond Foods, Inc., which are listed on the Nasdaq Global Select Market. Any common stock sold pursuant to a prospectus supplement will be listed on the Nasdaq Global Select Market, subject to official notice of issuance. We may elect to list any series of debt securities or preferred stock on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of, or the trading market for, any offered securities.

In connection with an offering, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. Underwriters may engage in over-allotment. If any underwriters create a short position in the securities in an offering in which they sell more securities than are set forth on the cover page of the applicable prospectus supplement, the underwriters may reduce that short position by purchasing the securities in the open market.

Underwriters, dealers or agents that participate in the offer of securities, or their affiliates or associates, may have engaged or engage in transactions with and perform services for, us or our affiliates in the ordinary course of business for which they may have received or receive customary fees and reimbursement of expenses.

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate offering price of the shares offered hereby.

We may provide underwriters, agents, dealers or purchasers with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the underwriters, agents, dealers or purchasers may make with respect to such liabilities.

DESCRIPTION OF SECURITIES TO BE REGISTERED

With this prospectus, we may offer common stock, preferred stock, debt securities and warrants, or any combination of the foregoing. The aggregate offering price of securities that we offer with this prospectus will not exceed $250,000,000.

The following description of the terms of these securities sets forth some of the general terms and provisions of securities that we may offer. The particular terms of securities offered by any prospectus supplement and the extent, if any, to which the general terms set forth below do not apply to those securities, will be described in the related prospectus supplement.

COMMON STOCK

The following summary is a description of the material terms of our common stock, does not purport to be complete and is subject in all respects to the applicable provisions of Delaware law and of our constituent documents and of the constituent documents of our subsidiaries. Our amended and restated certificate of incorporation and restated bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

General

Our amended and restated certificate of incorporation provides that we have authority to issue 100,000,000 shares of common stock, par value $0.001 per share. As of October 31, 2009, there were 16,626,540 shares of common stock outstanding.

Dividend Rights.  Subject to any preferences that may apply to shares of preferred stock outstanding from time to time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

Voting Rights.  Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive or Similar Rights.  The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions.  Upon a liquidation, dissolution or winding-up of Diamond, the assets legally available for distribution to stockholders will be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors.

Stockholder Rights Plan

On April 29, 2005, we entered into a rights agreement with EquiServe Trust Company, N.A., as rights agent, and declared a dividend distribution of one stock purchase right for each share of our common stock outstanding on July 26, 2005 and each share of our common stock issued after that date until the earliest of a distribution date, redemption date or final expiration date described in the rights agreement. The rights trade automatically with shares of common stock and become exercisable only under the circumstances described below.

The rights are designed to protect us against coercive takeover tactics. The purpose of the rights is to encourage potential acquirers to negotiate with our board of directors prior to attempting a takeover and to provide our board of directors with leverage in negotiating, on behalf of all stockholders, the terms of any proposed takeover. The rights may have anti-takeover effects. The rights should not, however, interfere with any merger or other business combination approved by our board of directors.

Until a right is exercised, the holder thereof will have no rights as a Diamond stockholder, including, without limitation, the right to vote or to receive dividends. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share at a purchase price of $60.00 per right, subject to adjustment.

The rights are attached to all common stock certificates representing shares issued on or after July 26, 2005, and no separate rights certificates have been distributed. Subject to certain exceptions specified in the rights agreement, the rights will separate from the common stock and a distribution date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of our outstanding common stock (other than as a result of repurchases of stock by Diamond or actions determined to be inadvertent by our board of directors by a person or group of affiliated or associated persons and such person or group promptly sells shares of our common stock until he owns less than 15% of our outstanding common stock) or (ii) 10 business days following the announcement of an intention to make a tender offer or exchange offer that would result in a person or group becoming an acquiring person. Below we refer to the person or group acquiring at least 15% of our common stock as an “acquiring person.”

Until the distribution date, (i) the rights will be evidenced by the common stock certificates and will be transferred with and only with those common stock certificates, (ii) new common stock certificates issued after the record date will contain a notation incorporating the rights agreement by reference and (iii) the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the rights associated with the common stock represented by that certificate.

In the event that a person becomes an acquiring person, each holder of a right, other than the acquiring person, will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash or other securities of Diamond) having a market value equal to two times the exercise price of the right. However, rights are not exercisable following the occurrence of the event set forth above until such time as the rights are no longer redeemable by Diamond as set forth below. All rights that are or were beneficially owned by any acquiring person will be null and void.

In the event that any person or group becomes an acquiring person and we merge into or engage in certain other business combinations with an acquiring person, or 50% or more of our consolidated assets or earning power are sold to an acquiring person, each holder of a right (other than void rights owned by an acquiring person) will thereafter have the right to receive, upon exercise, common stock of the acquiring company that at the time of that transaction will have a market value of two times the exercise price of the right.

At any time after a person becomes an acquiring person and prior to the acquisition by that person or group of 50% or more of our outstanding common stock, our board of directors may exchange the rights (other than void rights owned by an acquiring person), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a share of preferred stock (or equivalent securities), per right.

The rights are not exercisable until the distribution date and will expire at 5:00 P.M. (California time) on March 22, 2015, unless that date is extended or we redeem or exchange them before that time.

At any time before a person or group becomes an acquiring person, our board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right and on such terms and conditions as our board of directors may establish. Immediately upon the action of our board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

The terms of the rights may be amended by a resolution of our board of directors without the consent of the holders of the rights, except that after a person or group becomes an acquiring person, no such amendment may adversely affect the interests of the holders of the rights (other than void rights of an acquiring person). After the period for redemption of the rights has expired, our board of directors may not amend the rights agreement to extend the period for redemption of the rights.

This description is not complete and is qualified in its entirety by reference to the rights agreement, a copy of which has been filed as an exhibit to our Registration Statement on Form S-1 filed with the SEC on May 3, 2005.

Other Obligations to Issue Common Stock

We have adopted and maintain equity incentive and stock purchase plans pursuant to which we are authorized to issue stock, stock options and other types of compensation for employees, consultants and other persons who provide services to us. Our employees are also given the right to purchase our common stock at favorable purchase prices under some of these plans. As of December 31, 2009, we had outstanding options to acquire approximately 1,321,229 shares of common stock under these plans, and had reserved approximately an additional 943,868 shares of common stock for future issuance under these plans.

Anti-takeover Provisions

Provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition of Diamond and the removal of incumbent directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Diamond to negotiate with us first. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Diamond outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder, subject to exceptions, unless the business combination is approved by our board of directors in a prescribed manner or the transaction in which the person became an interested stockholder is approved by our board of directors and our disinterested stockholders in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders.

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and our bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our board of directors, including the following:

•	Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•	Classified Board. Our amended and restated certificate of incorporation provides that our board is classified into three classes of directors. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board, and the prospect of such delay may deter a potential offeror.

•	Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president. These provisions may preclude a stockholder or group of stockholders from acting by written consent or calling a special meeting to replace the members of our board of directors, instead requiring that any such action be taken at our annual meeting.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 4,500,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Transfer Agent

The transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of our common stock is Computershare.

PREFERRED STOCK

We are authorized, subject to the limits imposed by Delaware law and our stockholder rights plan described above under “— Anti-takeover Provisions,” to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, rights, preferences and privileges of the shares of each such series and any of the qualifications, limitations or restrictions thereof. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of a given series then outstanding, by the affirmative vote of the holders of a majority of our stock entitled to vote, unless a vote of any other holders is required pursuant to a certificate or certificates of designations establishing a series of preferred stock without any further vote or action by the stockholders.

Our board of directors has designated 500,000 shares of preferred stock as Series A Junior Participating Preferred Stock in connection with the adoption of our stockholder rights plan, described above. No shares of our preferred stock are currently issued or outstanding.

The rights of the holders of our common stock is subject to, and may be adversely affected by, the rights of the holders of any shares of our preferred stock that we issue in the future. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Diamond and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. Other than as described above or under “— Anti-takeover Provisions,” we have no current plan or arrangements to issue any shares of preferred stock.

Each time that we issue a new series of preferred stock, we will file with the SEC a definitive certificate of designations. In addition, the prospectus supplement relating to that new series of preferred stock will specify the particular amount, price and other terms of that new series. These terms will include:

•	the designation of the title of the series;

•	dividend rates, if any;

•	redemption provisions, if any;

•	special or relative rights in the event of liquidation, dissolution, distribution or winding up of Diamond;

•	sinking fund provisions, if any;

•	whether the preferred stock will be convertible into our common stock or any other of our securities or exchangeable for securities of any other person;

•	voting rights; and

•	any other preferences, privileges, powers, rights, qualifications, limitations and restrictions, not inconsistent with our restated bylaws.

The shares of any series of preferred stock will be, when issued, fully paid and non-assessable. The holders of the preferred stock will not have preemptive rights.

Ranking

Each new series of preferred stock will rank with respect to each other series of our preferred stock as specified in the prospectus supplement relating to that new series of preferred stock.

Dividends

Holders of each new series of preferred stock will be entitled to receive cash dividends or dividends in kind, if declared by our board of directors out of funds legally available for dividends. For each series of preferred stock, we will specify in the prospectus supplement:

•	the dividend rates, if any;

•	whether the rates will be fixed or variable or both;

•	the dates of distribution of the cash dividends; and

•	whether the dividends on any series of preferred stock will be cumulative or non-cumulative.

Conversion and Exchange

The prospectus supplement for any new series of preferred stock will state the terms and other provisions, if any, on which shares of the new series of preferred stock are convertible into shares of our common stock.

Redemption

In the prospectus supplement relating to each new series of preferred stock we will specify:

•	whether that new series will be redeemable at any time, in whole or in part, at our option or at the option of the holder of the shares of preferred stock;

•	whether that new series will be subject to mandatory redemption under a sinking fund or on other terms; and

•	the redemption prices.

Liquidation Preference

Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred stock will be entitled to receive:

•	distributions upon liquidation in the amount provided in the prospectus supplement relating to that series of preferred stock; plus

•	any accrued and unpaid dividends.

These payments will be made to holders of preferred stock out of our assets available for distribution to stockholders before any distribution is made on any securities ranking junior to the preferred stock regarding liquidation rights.

After payment of the full amount of the liquidation preference to which they are entitled, the holders of each series of preferred stock may or may not be entitled to any further participation in any distribution of our assets, as provided in the prospectus supplement relating to that series of preferred stock.

Voting Rights

The holders of shares of any series of preferred stock will have no voting rights except as indicated in the certificate of designations or prospectus supplement relating to that series or as required by law.

Transfer Agent and Registrar

We will specify each of the transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each new series of preferred stock in the prospectus supplement relating to that series.

DEBT SECURITIES

The following description of the terms of the debt securities summarizes some general terms that will apply to the debt securities. The description is not complete, and we refer you to the indentures which we filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

General

The debt securities will be either our senior debt securities or our subordinated debt securities. We will issue our debt securities under one or more separate indentures between us and Wells Fargo Bank, as trustee. Senior debt securities will be issued under a senior indenture and subordinated securities will be issued under a subordinated indenture. A copy of the form of each type of indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. The indentures may be supplemented by one or more supplemental indentures. We refer to the senior indenture and the subordinated indenture, together with any supplemental indentures, as the “indentures” throughout the remainder of this prospectus.

The indentures do not limit the amount of debt securities that we may issue. The indentures provide that debt securities may be issued up to the principal amount that we authorize from time to time. The senior debt securities will be secured or unsecured and will have the same rank as all of our other indebtedness that is not subordinated. The subordinated debt securities will be secured or unsecured and will be subordinated and junior to all senior indebtedness. The terms of the indentures do not contain any covenants or other provisions designed to give holders of any debt securities protection against changes in our operations, financial condition or transactions involving us, but those provisions may be included in the documents that include the specific terms of the debt securities.

We may issue the debt securities in one or more separate series of senior debt securities and subordinated debt securities. The prospectus supplement relating to the particular series of debt securities being offered will specify the particular amounts, prices and terms of those debt securities. These terms may include:

•	the title of the debt securities;

•	any limit upon the aggregate principal amount of the debt securities;

•	if other than United States dollars, the currency or currencies, including the euro and other composite currencies, in which payments on the debt securities will be payable and whether the holder may elect payment to be made in a different currency;

•	the date or dates when payments on the principal must be made or the method of determining that date or dates;

•	interest rates, and the dates from which interest, if any, will accrue, and the dates when interest is payable and the maturity;

•	the right, if any, to extend the interest payment periods and the duration of the extensions;

•	the places where payments may be made and the manner of payments;

•	any mandatory or optional redemption provisions;

•	any subordination provisions;

•	the denominations in which debt securities will be issued;

•	the terms applicable to any debt securities issued at a discount from their stated principal amount;

•	the currency or currencies of payment of principal or interest; and the period, if any, during which a holder may elect to pay in a currency other than the currency in which the debt securities are denominated;

•	if the amount of payments of principal or interest is to be determined by reference to an index or formula, or based on a coin or currency other than that in which the debt securities are stated to be payable, the manner in which these amounts are determined and the calculation agent, if any;

•	whether the debt securities will be secured or unsecured;

•	whether the debt securities will be issued in the form of one or more global securities in temporary or definitive form;

•	whether and on what terms we will pay additional amounts to holders of the debt securities that are not United States persons in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;

•	the certificates or forms required for the issuance of debt securities in definitive form;

•	the trustees, depositaries, authenticating or paying agents, transfer agents or registrars of the debt securities;

•	any deletions of, or changes or additions to, the events of default or covenants;

•	conversion or exchange provisions, if any, including conversion or exchange prices or rates and adjustments to those prices and rates; and

•	any other specific terms of the debt securities.

If any debt securities are sold for any foreign currency or currency unit or if any payments on the debt securities are payable in any foreign currency or currency unit, the prospectus supplement will contain any restrictions, elections, tax consequences, specific terms and other information with respect to the debt securities and the foreign currency or currency unit.

Some of the debt securities may be issued as original issue discount debt securities. Original issue discount securities may bear no interest or bear interest at below-market rates and will be sold at a discount below their stated principal amount and may bear no or below market interest. The applicable prospectus supplement will also contain any special tax, accounting or other information relating to original issue discount securities other kinds of debt securities that may be offered, including debt securities linked to an index or payable in currencies other than United States dollars.

Senior Debt Securities

Payment of the principal of, premium, if any, and interest on senior debt securities will rank on a parity with all of our other indebtedness that is not subordinated.

Subordinated Debt Securities

Payment of the principal of, premium, if any, and interest on subordinated debt securities will be junior in right of payment to the prior payment in full of all of our unsubordinated debt, including senior debt securities. We will state in the applicable prospectus supplement relating to any subordinated debt securities the subordination terms of the securities as well as the aggregate amount of outstanding debt, as of the most recent practicable date, that by its terms would be senior to the subordinated debt securities. We will also state in such prospectus supplement limitations, if any, on issuance of additional senior debt. In addition, the subordinated debt securities will be effectively subordinated to creditors and preferred stockholders of our subsidiaries.

Registrar and Paying Agent

The debt securities may be presented for registration of transfer or for exchange at the corporate trust office of the security registrar or at any other office or agency that we maintain for those purposes. In addition, the debt securities may be presented for payment of principal, interest and any premium at the office of the paying agent or at any office or agency that we maintain for those purposes.

Wells Fargo Bank is our designated security registrar and paying agent for the debt securities.

Global Securities

We may issue the debt securities of a series in whole or in part in the form of one or more global certificates that will be deposited with a depositary we will identify in a prospectus supplement. We may issue global debt securities in either temporary or definitive form. We will describe the specific terms of the depositary arrangement with respect to any series of debt securities in the prospectus supplement.

Conversion or Exchange Rights

Debt securities may be convertible into or exchangeable for shares of our common stock. The terms and conditions of conversion or exchange will be stated in the applicable prospectus supplement. The terms will include, among others, the following:

•	the conversion or exchange price;

•	the conversion or exchange period;

•	provisions regarding the convertibility or exchangeability of the debt securities, including who may convert or exchange;

•	events requiring adjustment to the conversion or exchange price;

•	provisions affecting conversion or exchange in the event of our redemption of the debt securities; and

•	any anti-dilution provisions, if applicable.

Registered Global Securities

Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a registered global security may not be transferred except as a whole:

•	by the depositary for that registered global security to its nominee;

•	by a nominee of the depositary to the depositary or another nominee of the depositary; or

•	by the depositary or its nominee to a successor of the depositary or a nominee of the successor.

The prospectus supplement relating to a series of debt securities will describe the specific terms of the depositary arrangement involving any portion of the series represented by a registered global security.

We anticipate that the following provisions will apply to all depositary arrangements for debt securities:

•	ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for that registered global security, these persons being referred to as “participants”, or persons that may hold interests through participants;

•	upon the issuance of a registered global security, the depositary for the registered global security will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the debt securities represented by the registered global security beneficially owned by the participants;

•	any dealers, underwriters or agents participating in the distribution of the debt securities will designate the accounts to be credited; and

•	ownership of beneficial interest in that registered global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary for that registered global security for interests of participants and on the records of participants for interests of persons holding through participants.

The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary for a registered global security, or its nominee, is the registered owner of that registered global security, the depositary or that nominee will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the indenture. Except as stated below, owners of beneficial interests in a registered global security:

•	will not be entitled to have the debt securities represented by a registered global security registered in their names;

•	will not receive or be entitled to receive physical delivery of the debt securities in definitive form; and

•	will not be considered the owners or holders of the debt securities under the indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any rights of a holder under the indenture.

We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

We will make payments of principal and premium, if any, and interest, if any, on debt securities represented by a registered global security registered in the name of a depositary or its nominee to the depositary or its nominee as the registered owners of the registered global security. None of us, the trustee or any other of our agents or agents of the trustee will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payments of principal and premium, if any, and interest, if any, in respect of the registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary. We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security held through the participants, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name.” We also expect that any of these payments will be the responsibility of the participants.

If the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary or stops being a clearing agency registered under the Exchange Act, we will appoint an eligible successor depositary. If we fail to appoint an eligible successor depositary within 90 days, we will issue the debt securities in definitive form in exchange for the registered global security. In addition, we may at any time and in our sole discretion decide not to have any of the debt securities of a series represented by one or more registered global securities. In that event, we will issue debt securities of the series in a definitive form in exchange for all of the registered global securities representing the debt securities. The trustee will register any debt securities issued in definitive form in exchange for a registered global security in the name or names as the depositary, based upon instructions from its participants, will instruct the trustee.

Merger, Consolidation or Sale of Assets

Under the terms of the indentures, we may consolidate or merge with another company, or sell, lease or convey all or substantially all our assets to another company, if:

•	Diamond is the continuing entity; or

•	(i) Diamond is not the continuing entity, (ii) the successor entity is organized under the laws of the United States of America and expressly assumes all payments on all of the debt securities and the performance and observance of all the covenants and conditions of the applicable indenture, and (iii) the merger, sale of assets or other transaction must not cause a default on the debt securities and we must not already be in default.

Events of Default

Unless otherwise provided for in the prospectus supplement, the term “event of default,” when used in the indentures means any of the following:

•	failure to pay interest for 30 days after the date payment is due and payable; however, if we extend an interest payment period under the terms of the debt securities, the extension will not be a failure to pay interest;

•	failure to pay principal or premium, if any, on any debt security when due, either at maturity, upon any redemption, by declaration or otherwise;

•	failure to perform other covenants for 60 days after notice that performance was required;

•	certain events in bankruptcy, insolvency or reorganization of our company; or

•	any other event of default provided in the applicable resolution of our board of directors or the supplemental indenture under which we issue a series of debt securities.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. If an event of default relating to the payment of interest, principal or any sinking fund installment involving any series of debt securities has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of each affected series may declare the entire principal of all the debt securities of that series to be due and payable immediately.

If an event of default relating to the performance of other covenants occurs and is continuing for a period of 60 days after notice of that event of default, or if any other event of default occurs and is continuing involving all of the series of senior debt securities, then the trustee or the holders of not less than 25% in aggregate principal amount of all of the series of senior debt securities may declare the entire principal amount of all of the series of senior debt securities due and payable immediately.

Similarly, if an event of default relating to the performance of other covenants occurs and is continuing for a period of 60 days after notice, or if any other event of default occurs and is continuing involving all of the series of subordinated debt securities, then the trustee or the holders of not less than 25% in aggregate principal amount of all of the series of subordinated debt securities may declare the entire principal amount of all of the series of subordinated debt securities due and payable immediately.

If, however, the event of default relating to the performance of other covenants or any other event of default that has occurred and is continuing is for less than all of the series of senior debt securities or subordinated debt securities, then, the trustee or the holders of not less than 25% in aggregate principal amount of each affected series of the senior debt securities or the subordinated debt securities, as the case may be, may declare the entire principal amount of all debt securities of that affected series due and payable immediately. The holders of not less than a majority, or any applicable supermajority, in aggregate principal amount of the debt securities of a series may, after satisfying conditions, rescind and annul any of the above-described declarations and consequences involving the series.

If an event of default relating to events in bankruptcy, insolvency or reorganization occurs and is continuing, then the principal amount of all of the debt securities outstanding, and any accrued interest, will automatically become due and payable immediately, without any declaration or other act by the trustee or any holder.

Each indenture imposes limitations on suits brought by holders of debt securities against us. Except for actions for payment of overdue principal or interest, no holder of debt securities of any series may institute any action against us under each indenture unless:

•	the holder has previously given to the trustee written notice of default and continuance of that default;

•	the holders of at least 25% in principal amount of the outstanding debt securities of the affected series have requested that the trustee institute the action;

•	the requesting holders have offered the trustee reasonable indemnity for expenses and liabilities that may be incurred by bringing the action;

•	the trustee has not instituted the action within 60 days of the request; and

•	the trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding debt securities of the series.

We will be required to file annually with the trustee a certificate, signed by an officer of our company, stating whether or not the officer knows of any default by us in the performance, observance or fulfillment of any condition or covenant of an indenture.

Discharge, Defeasance and Covenant Defeasance

We can discharge or defease our obligations under the indentures as stated below or as provided in the prospectus supplement.

Unless otherwise provided in the applicable prospectus supplement, we may discharge obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms to become due and payable, or are scheduled for redemption, within one year. We may effect a discharge by irrevocably depositing with the trustee cash or United States government obligations, as trust funds, in an amount certified to be enough to pay when due, whether at maturity, upon redemption or otherwise, the principal of, premium, if any, and interest on the debt securities and any mandatory sinking fund payments.

Unless otherwise provided in the applicable prospectus supplement, we may also discharge any and all of our obligations to holders of any series of debt securities at any time, which we refer to as “defeasance.” We may also be released from the obligations imposed by any covenants of any outstanding series of debt securities and provisions of the indentures, and we may omit to comply with those covenants without creating an event of default under the trust declaration, which we refer to as “covenant defeasance.” We may effect defeasance and covenant defeasance only if, among other things:

•	we irrevocably deposit with the trustee cash or United States government obligations, as trust funds, in an amount certified to be enough to pay at maturity, or upon redemption, the principal, premium, if any, and interest on all outstanding debt securities of the series;

•	we deliver to the trustee an opinion of counsel from a nationally recognized law firm to the effect that (i) in the case of covenant defeasance, the holders of the series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance, and will be subject to tax in the same manner and at the same times as if no covenant defeasance had occurred and (ii) in the case of defeasance, either we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in applicable United States federal income tax law, and based on that ruling or change, the holders of the series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance and will be subject to tax in the same manner as if no defeasance had occurred; and

•	in the case of subordinated debt securities, no event or condition will exist that, based on the subordination provisions applicable to the series, would prevent us from making payments of principal of, premium, if any, and interest on any of the applicable subordinated debt securities at the date of the irrevocable deposit referred to above or at any time during the period ending on the 91st day after the deposit date.

Although we may discharge or decrease our obligations under the indentures as described in the two preceding paragraphs, we may not avoid, among other things, our duty to register the transfer or exchange of any series of debt securities, to replace any temporary, mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of any series of debt securities.

Modification of the Indenture

Except as provided in the prospectus supplement, each indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

•	secure any debt securities;

•	evidence the assumption by a successor corporation of our obligations and the conversion of any debt securities into the capital stock of that successor corporation, if the terms of those debt securities so provide;

•	add covenants for the protection of the holders of debt securities;

•	cure any ambiguity or correct any inconsistency in the indenture;

•	establish the forms or terms of debt securities of any series; and

•	evidence and provide for the acceptance of appointment by a successor trustee.

Each indenture also provides that we and the trustee may, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of all series of senior debt securities or of subordinated debt securities then outstanding and affected, voting as one class, add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, the indenture or modify in any manner the rights of the holders of the debt securities. We and the trustee may not, however, without the consent of the holder of each outstanding debt security affected:

•	extend the stated maturity of any debt security;

•	reduce the principal amount or premium, if any;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable on redemption;

•	change the currency in which the principal, unless otherwise provided for a series, premium, if any, or interest is payable;

•	reduce the amount of the principal of any debt security issued with an original issue discount that is payable upon acceleration or provable in bankruptcy;

•	impair the right to institute suit for the enforcement of any payment on any debt security when due; or

•	reduce the percentage of holders of debt securities of any series whose consent is required for any modification of the indenture for any such series.

Concerning the Trustee

Each indenture provides that there may be more than one trustee under the indenture, each for one or more series of debt securities. If there are different trustees for different series of debt securities, each trustee will be a trustee of a trust under the indentures separate and apart from the trust administered by any other trustee under the indenture. Except as otherwise indicated in this prospectus or any prospectus supplement, any action permitted to be taken by a trustee may be taken by that trustee only on the one or more series of debt securities for which it is the trustee under the indenture. Any trustee under the indentures may resign or be removed from one or more series of debt securities. All payments of principal of, premium, if any, and interest on, and all registration, transfer, exchange, authentication and delivery of, the debt securities of a series may be effected by the trustee for that series at an office or agency designated by the trustee of that series.

If the trustee becomes a creditor of our company, each indenture places limitations on the right of the trustee to obtain payment of claims or to realize on property received in respect of any such claim as security or otherwise. The trustee may engage in other transactions. If it acquires any conflicting interest relating to any duties concerning the debt securities, however, it must eliminate the conflict or resign as trustee.

The holders of a majority in aggregate principal amount of any series of debt securities then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee concerning the applicable series of debt securities, so long as the direction:

•	would not conflict with any rule of law or with the applicable indenture;

•	would not be unduly prejudicial to the rights of another holder of the debt securities; and

•	would not involve any trustee in personal liability.

Each indenture provides that if an event of default occurs, is not cured and is known to any trustee, the trustee must use the same degree of care as a prudent person would use in the conduct of his or her own affairs in the exercise of the trust’s power. The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities, unless they have offered to the trustee security and indemnity satisfactory to the trustee.

No Individual Liability of Incorporators, Stockholders, Officers or Directors

Each indenture provides that no incorporator and no past, present or future stockholder, officer or director of our company or any successor corporation in those capacities will have any individual liability for any of our obligations, covenants or agreements under the debt securities or such indenture.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

WARRANTS

We may issue warrants, including equity warrants, which are warrants to purchase common stock or preferred stock, and debt warrants, which are warrants to purchase debt securities.

Each series of warrants will be issued either directly or under a separate warrant agreement to be entered into between a warrant agent and us. The warrant agent will act solely as our agent in connection with a series of warrants and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. The following describes the general terms and provisions of the warrants offered by this prospectus. The applicable prospectus supplement will describe any other terms of the warrant and the applicable warrant agreement.

Equity Warrants

The applicable prospectus supplement will describe the terms of any equity warrants, including the following:

•	the title and aggregate number of the equity warrants;

•	any offering price of the equity warrants;

•	the designation and terms of any shares of preferred stock that are purchasable upon exercise of the equity warrants;

•	if applicable, the designation and terms of the securities with which the equity warrants are issued and the number of the equity warrants issued with each security;

•	if applicable, the date from and after which the equity warrants and any securities issued with those warrants will be separately transferable;

•	the number of shares of common stock or preferred stock purchasable upon exercise of an equity warrant and the price;

•	the time or period when the equity warrants are exercisable and the final date on which the equity warrants may be exercised and terms regarding any of our rights to accelerate this final date;

•	if applicable, the minimum or maximum amount of the equity warrants exercisable at any one time;

•	any currency or currency units in which the offering price and the exercise price are payable;

•	any applicable anti-dilution provisions of the equity warrants;

•	any applicable redemption or call provisions; and

•	any additional terms of the equity warrants not inconsistent with the provisions of the equity warrant agreement.

Debt Warrants

The applicable prospectus supplement will describe the terms of any debt warrants, including the following:

•	the title and aggregate number of the debt warrants;

•	any offering price of the debt warrants;

•	the number of debt warrants and debt securities that will be separately transferable;

•	any date on and after which the debt warrants and debt securities will be separately transferable;

•	the title, total principal amount, ranking and terms, including subordination and conversion provisions, of the underlying debt securities that may be purchased upon exercise of the debt warrants;

•	the time or period when the debt warrants are exercisable, the minimum or maximum amount of debt warrants that may be exercised at any one time and the final date on which the debt warrants may be exercised;

•	the principal amount of underlying debt securities that may be purchased upon exercise of each debt warrant and the price, or the manner of determining the price, at which the principal amount may be purchased upon exercise;

•	the terms of any right to redeem or call the debt warrants;

•	any book-entry procedure information;

•	any currency or currency units in which the offering price and the exercise price are payable; and

•	any other terms of the debt warrants not inconsistent with the provisions of the debt warrant agreement.

LEGAL MATTERS

Certain legal matters with respect to the securities will be passed upon for us by Fenwick & West LLP, Mountain View, California. Members of the firm of Fenwick & West LLP do not hold any shares of our common stock.

EXPERTS

The financial statements incorporated into this prospectus by reference from the company’s Annual Report on Form 10-K for the year ended July 31, 2009, and the effectiveness of Diamond Foods, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. The financial statements incorporated by reference into this prospectus from the company’s current report on Form 8-K/A filed with the SEC on December 1, 2008, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the following location:

Public Reference Room
100 F Street, N.E., Room 1580
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, we are required to file electronic versions of those materials with the SEC through the SEC’s EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding Registrants that file electronically with the SEC. Reports and other information concerning us may also be inspected at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC’s principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus the information contained in the following documents:

•	our current report on Form 8-K/A filed with the SEC on December 1, 2008;

•	our annual report on Form 10-K for the fiscal year ended July 31, 2009 filed with the SEC on September 30, 2009, including all material incorporated by reference therein;

•	our quarterly report on Form 10-Q for the fiscal quarter ended October 31, 2009 filed with the SEC on December 3, 2009;

•	our current report on Form 8-K filed with the SEC on December 3, 2009;

•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on July 15, 2005 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description;

•	the description of our stock purchase rights contained in our registration statement on Form 8-A filed with the SEC on July 15, 2005 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

•	all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until all of the securities that we may offer with this prospectus are sold.

You may obtain copies of the documents we incorporate by reference in the registration statement of which this prospectus is a part, from us, free of cost, by contacting us at Diamond Foods, Inc., Attention: Investor Relations, 600 Montgomery Street, 17th Floor, San Francisco, California 94111 or (415) 445-7444.

Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On September 15, 2008, Diamond announced that it had completed its acquisition of Pop Secret for approximately $190 million; the assets acquired and liabilities assumed in that transaction are referred to as Pop Secret.

The total purchase price for the assets was $190 million, which includes $2 million in transaction-related costs. Pop Secret products constitute the second largest brand in the microwave popcorn category in U.S. grocery stores, where it has approximately a 25% market share. Pop Secret, when combined with other Diamond and Emerald branded products, offers the Company significant supply chain economies of scale and cross promotional marketing opportunities. The transaction is being accounted for as a business combination in accordance with ASC 805, “Business Combinations.”

The following unaudited pro forma condensed combined statement of operations for the year ended July 31, 2009 was prepared by combining the company’s statement of operations for the year ended July 31, 2009 with Pop Secret operating results for the six weeks ended September 14, 2008, giving effect to the acquisition as though it had occurred on August 1, 2008. This unaudited pro forma condensed combined statement of operations does not give effect to any potential cost savings or other operating efficiencies that could result from the acquisition, nor any non-recurring expenses resulting from the transaction.

This pro forma statement is presented for illustrative purposes only. The pro forma adjustments are based upon available information and assumptions that the company believes are reasonable. The pro forma statement does not purport to represent what the consolidated results of operations of the company would actually have been if the acquisition had occurred on the dates referred to above, nor does it purport to project the results of operations of the company for any future period or as of any date.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended July 31, 2009

	Diamond	Pop Secret	Pro Forma		Pro Forma
	Foods	Division	Adjustments	Notes	Combined
	(In thousands)

Net Sales and other revenues	$570,940	$13,509	$—		$584,449
Cost of Sales	435,344	8,997	44	(a)	444,385

Gross Margin	135,596	4,512	(44)		140,064
Operating expenses:
Selling, general and administrative	60,971	1,003	218	(b)	62,192
Advertising	28,785	350	—		29,135

Total operating expense	89,756	1,353	218		91,327
Income (Loss) from Operations	45,840	3,160	(263)		48,737
Interest, net	6,255	—	1,353	(c)	7,608
Other	898	—	—		898

Income (Loss) before income taxes	38,687	3,160	(1,616)		40,231
Income tax expense	14,944	—	585	(d)	15,529

Net Income (Loss)	$23,743	$3,160	$(2,201)		$24,702

Earnings per share:
Basic	1.45				1.51
Diluted	1.42				1.48
Shares used to compute earnings per share:
Basic	16,022				16,022
Diluted	16,360				16,360

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (in thousands)

1.	Basis of Pro Forma Presentation

The total purchase price of $190 million, including $2 million in transaction-related costs, has been allocated to the estimated fair values of assets acquired and liabilities assumed as follows:

Inventory	$6,817
Property, plant and equipment	17,023
Customer relationships	34,900
Brand intangibles	62,500
Goodwill	69,811
Acquisition liabilities	(765)

Purchase price	$190,286

Identifiable intangible assets.  Customer relationships will be amortized on a straight-line basis over an average estimated life of 20 years. Brand intangibles relate to the “Pop Secret” trade name, which will not be amortized as it is deemed to have an infinite useful life.

Goodwill.  Approximately $70 million has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. In accordance with the ASC 350, Intangibles, Goodwill and Other, goodwill will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management determines that the value of goodwill has become impaired, an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made will be recognized.

2.	Pro Forma Adjustments

(a) To recognize additional depreciation expense on property, plant and equipment as a result of the adjustment to fair value.

(b) To recognize amortization of customer relationships.

(c) Adjustment to interest expense to reflect the incurrence of an additional $190 million of borrowings, net amortization of deferred debt issuance costs relating to such additional borrowings and refinancing of senior notes.

(d) To recognize income tax expense at the company’s tax rate of 38.6%.

3.	Adoption of ASC 260-10

Effective August 1, 2009 Diamond adopted certain amendments to ASC Topic 260-10 “Earnings per Share” that address whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in earnings allocation in computing earnings per share under the two-class method as described in ASC 260-10. Under the guidance in ASC 260-10, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method.

As a result of the adoption of these amendments to ASC 260-10, the company’s calculation of basic and diluted earnings per share now includes shares of unvested restricted stock, which are deemed to be participating securities under ASC 260-10. As a result of the inclusion of the unvested restricted stock as participating shares under the two-class method in the computation of earnings per share, the company’s basic and diluted earnings per share for the period ended July 31, 2009 were reduced. Adoption of these amendments to ASC 260-10 had no material impact on the company’s financial condition, results of operations or cash flows for any period presented in its 2009 Annual Report on Form 10-K, and had no impact on earnings per share, basic or diluted, for the fiscal years ended July 31, 2008 and 2007.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective August 1, 2009 Diamond adopted certain amendments to ASC Topic 260-10 “Earnings per Share” that address whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in earnings allocation in computing earnings per share under the two-class method as described in ASC 260-10. Under the guidance in ASC 260-10, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method.

As a result of the adoption of these amendments to ASC 260-10, the company’s calculation of basic and diluted earnings per share now includes shares of unvested restricted stock, which are deemed to be participating securities under ASC 260-10. As a result of the inclusion of the unvested restricted stock as participating shares under the two-class method in the computation of earnings per share, the company’s basic and diluted earnings per share for the period ended July 31, 2009 were reduced. Adoption of these amendments to ASC 260-10 had no material impact on the company’s financial condition, results of operations or cash flows for any period presented in its 2009 Annual Report on Form 10-K, and had no impact on earnings per share, basic or diluted, for the fiscal years ended July 31, 2008 and 2007.

As a result of the retrospective presentation and disclosure requirements of ASC 260-10, the company will reflect the change in presentation and disclosure relating to basic and diluted earnings per share for the year ended July 31, 2009 in its future filings.

The effect of adopting these amendments to ASC 260-10 on basic and diluted earnings per share for the year ended July 31, 2009 is as follows:

Year Ended
July 31, 2009

Basic EPS:
Income per share, as reported	$1.48
Income per share, as retroactively adjusted	1.45
Diluted EPS:
Income per share, as reported	$1.44
Income per share, as retroactively adjusted	1.42

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4,500,000 Shares

Diamond Foods, Inc.

Common Stock

Prospectus Supplement
March 4, 2010

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